PETROCHINA COMPANY LIMITED
2009 INTERIM REPORT
(A Share Stock Code: 601857)
(H Share Stock Code: 857)
August 28, 2009

CONTENTS

Corporate Profile	2
Summary Of Financial Data And Financial Indicators	4
Changes In Share Capital And Information On Shareholders	7
Directors’ Report	11
Significant Events	31
Directors, Supervisors And Senior Management	44

Financial Statements
Prepared in accordance with China Accounting Standards	46
Prepared in accordance with International Financial Reporting Standards	101

Documents Available For Inspection	129
Confirmation From The Directors And Senior Management	130

IMPORTANT NOTICE
The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in the 2009 Interim Report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein. There is no occupancy of the non-operating funds by the substantial shareholders of the Company. The 2009 Interim Report has been approved unanimously at the Sixth Meeting of the Fourth Session of the Board. Mr Li Xinhua, non-executive Director of the Company and Mr Li Yongwu, independent non-executive Director of the Company, were absent from the Sixth Meeting of the Fourth Session of the Board. Mr Li Xinhua and Mr Li Yongwu, respectively authorised Mr Liao Yongyuan, executive Director of the Company, and Mr Cui Junhui, independent non-executive Director of the Company in writing to attend the meeting of the Board and to exercise their voting rights in respect of the resolutions put forward at the meeting for and on their behalf. Mr Jiang Jiemin, Chairman of the Board, Mr Zhou Jiping, Vice-Chairman of the Board and President of the Company, and Mr Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements included in the 2009 Interim Report.
The comparative financial data for the six months ended June 30, 2008 and the year ended December 31, 2008 referred to in this 2009 Interim Report have been restated due to reasons such as business combination under common control completed during the reporting period.
The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements in this Interim Report are unaudited.

CORPORATE PROFILE
     The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of the China National Petroleum Corporation (“CNPC”).
     The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group engages in a broad range of petroleum and natural gas related activities including: the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.
     The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, Inc., The Stock Exchange of Hong Kong Limited (“HKSE” or “Hong Kong Stock Exchange”) and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007 respectively.

Registered Chinese Name of the Company:
English Name of the Company:	PetroChina Company Limited
Legal Representative of the Company:	Jiang Jiemin
Secretary to the Board:	Li Hualin
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6223
Facsimile:	86(10) 6209 9557
Email Address:	xwzou@petrochina.com.cn

Representative on Securities Matters:	Liang Gang
Address:	9 Dongzhimen North Street
Dongcheng District
Beijing, PRC
Telephone:	86(10) 5998 6959
Facsimile:	86(10) 6209 9559
Email address:	liangg@petrochina.com.cn

Representative of the Hong Kong Representative Office:	Mao Zefeng
Address:	Suite 3606, Tower 2, Lippo Centre
89 Queensway, Hong Kong

Telephone:	(852) 2899 2010
Facsimile:	(852) 2899 2390
Email Address:	hko@petrochina.com.hk

Legal Address of the Company:	World Tower
16 Andelu, Dongcheng District, Beijing PRC
Postal Code:	100011
Internet Website:	http://www.petrochina.com.cn
Company’s Email:	xwzou@petrochina.com.cn
Newspapers for Information Disclosure:
A shares: China Securities Journal, Shanghai Securities News and Securities Times
Internet Website Publishing this Interim Report designated by the China Securities Regulatory Commission:
http://www.sse.com.cn
Copies of this Interim Report is available at:
9 Dongzhimen North Street, Dongcheng District, Beijing, PRC
Places of Listing:

A shares:	Shanghai Stock Exchange
Stock Name:	PetroChina
Stock Code:	601857
H shares:	The Stock Exchange of Hong Kong Limited
Stock Code:	857
ADS:	The New York Stock Exchange, Inc.
Symbol:	PTR
Other relevant information:
Names and addresses of Auditors of the Company:
Domestic Auditors:
Name: PricewaterhouseCoopers Zhong Tian CPAs Company Limited
Address: 11th Floor PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai, PRC
Overseas Auditors:
Name: PricewaterhouseCoopers
Address: 22nd Floor, Prince’s Building, Central, Hong Kong

SUMMARY OF FINANCIAL DATA AND FINANCIAL INDICATORS
1. Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million
			Changes from the end
	As at the end of		of the preceding year
	the reporting	As at the end of	to the end of the
Items	period	the preceding year	reporting period (%)

Total assets	1,290,589	1,196,235	7.9
Equity attributable to owners of the Company	813,624	790,910	2.9
Net assets per share attributable to owners of the Company (RMB)	4.45	4.32	2.9

			Changes over the
			same period of the
	The reporting	Same period of the	preceding year
Items	period	preceding year	(%)

Profit attributable to owners of the Company	50,501	54,438	(7.2)
Net cash flows provided by operating activities	130,075	81,941	58.7
Basic and diluted earnings per share (RMB)	0.28	0.30	(7.2)
Return on net assets (%)	6.2	7.1	(0.9 percentage points )
Net cash flows provided by operating activities per share (RMB)	0.71	0.45	58.7

2. Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million
			Changes from the
			end of the preceding
	As at the end of	As at the end of	year to the end of
	the reporting	the preceding	the reporting period
Items	period	year	(%)

Total assets	1,291,058	1,196,962	7.9
Equity attributable to equity holders of the Company	814,230	791,691	2.8
Net assets per share attributable to equity holders of the Company (RMB)	4.45	4.33	2.8

			Changes over the
		Same period of	same period of the
	The reporting	the preceding	preceding year
Items	period	year	(%)

Operating profit	63,929	78,993	(19.1)
Profit before taxation	63,596	81,245	(21.7)
Net profit attributable to equity holders of the Company	50,326	54,331	(7.4)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	50,772	49,312	3.0
Basic earnings per share (RMB)	0.27	0.30	(7.4)
Diluted earnings per share (RMB)	0.27	0.30	(7.4)
Return on net assets (%)	6.2	6.9	(0.9 percentage points )
Net cash flows provided by operating activities	133,813	84,771	57.9
Net cash flows per share provided by operating activities (RMB)	0.73	0.46	57.9
3. Non-recurring profit/loss items

Unit: RMB million
For the six months ended
June 30, 2009
Non-recurring profit/loss items	(profit) / loss

Net gain on disposal of non-current assets	(64)
Net loss on disposal of available-for-sale financial assets	2
Other non-operating income and expenses	885
Government grants	(75)
A subsidiary’s net profit before it was combined as a business combination under common control	(103)
Reversal of provisions for bad debts against receivables	(65)
Interest income on commissioned loans	(4)
Tax impact of non-recurring profit/loss items	(174)

Total	402

Of which: Non-recurring profit/loss attributable to equity holders of the Company	446
Non-recurring profit/loss attributable to minority interest	(44)

4. Differences between CAS and IFRS

Unit: RMB million
	CAS	IFRS

Net profit (including minority interest)	51,877	52,044
Equity (including minority interest)	869,018	868,586
     (1) Differences in net profits between CAS and IFRS

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008
Consolidated net profit	RMB million	RMB million

Consolidated net profit for the period under IFRS	52,044	60,978

Adjustment:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(99)	(140)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(149)	(129)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	—	(18)

Other	81	190

Consolidated net profit for the period under CAS	51,877	60,881

     (2) Differences in shareholders’ equity between CAS and IFRS

	June 30, 2009	December 31, 2008
Consolidated shareholders’ equity	RMB million	RMB million

Consolidated shareholders’ equity for the period under IFRS	868,586	847,840

Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	139	238
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(6)	143
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(110)	(110)

Other	409	328

Consolidated shareholders’ equity for the period under CAS	869,018	848,439

CHANGES IN SHARE CAPITAL AND INFORMATION ON SHAREHOLDERS
1. Changes in Shareholdings
     During the reporting period, there was no change in the total number and structure of shares of the Company arising from bonus issues, placing, etc.
2. Shareholdings of Major Shareholders
     The number of shareholders of the Company as at June 30, 2009 was 1,576,885, including 1,568,583 holders of A shares and 8,302 holders of H shares (including 299 holders of the American Depositary Shares).

     (1) Shareholdings of the top ten shareholders
Unit: Shares

					Increase	Number of	Number of
				Percentage of	/decrease during	shares	shares pledged
	Nature of			shareholding	the reporting	with selling	or subject
Name of shareholders	shareholders	Number of shares		(%)	period (+,-)	restrictions	to lock-ups

CNPC	State-owned shares	158,164,597,259	(1)	86.42	0	157,922,077,818	0
HKSCC Nominees Limited (2)	H shares	20,830,010,113	(3)	11.38	-39,509,586	0	0
Industrial and Commercial Bank of China — Lion Securities Investment Fund	A shares	68,125,554		0.037	+59,442,507	0	0
Industrial and Commercial Bank of China — Guangfa Jufeng Securities Investment Fund	A shares	63,823,190		0.035	+63,823,190	0	0
China Life Insurance Company Limited-Dividends-Personal Dividends-005L-FH002 Shanghai	A shares	39,999,123		0.022	+16,479,509	0	0
Guangxi Investment Group Limited	A shares	39,129,509		0.021	+39,129,509	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	A shares	35,069,978		0.019	-12,108,831	0	0
Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	A shares	31,115,047		0.017	-22,118,387	0	0
China Construction Bank — CIFM China Advantage Securities Investment Fund	A shares	27,555,440		0.015	+6,612,006	0	0
Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	A shares	22,754,339		0.012	-2,091,759	0	0
Notes:
1.	The number of shares includes 242,519,441 A shares acquired by CNPC from the secondary market via the trading system of the Shanghai Stock Exchange, representing 0.13% of the total share capital of the Company. For details of such acquisition, please refer to the relevant announcement dated September 23, 2008 published on the website of the Shanghai Stock Exchange. However, such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly owned subsidiary of CNPC.
2.	HKSCC Nominees Limited is a subsidiary of the Hong Kong Stock Exchange and its principal business is to act as nominee on behalf of institutional shareholders or individual shareholders.
3.	394,914,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.21% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

     (2) Shareholdings of top ten shareholders of shares without selling restrictions
Unit: Shares

Number	Name of shareholders	Number of shares held	Types of shares

1	HKSCC Nominees Limited	20,830,010,113	H shares
2	Industrial and Commercial Bank of China — Lion Securities Investment Fund	68,125,554	A shares
3	Industrial and Commercial Bank of China — Guangfa Jufeng Securities Investment Fund	63,823,190	A shares
4	China Life Insurance Company Limited-Dividends- Personal Dividends-005L-FH002 Shanghai	39,999,123	A shares
5	Guangxi Investment Group Limited	39,129,509	A shares
6	Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	35,069,978	A shares
7	Bank of Communications-Yi Fang Da 50 Index Securities Investment Fund	31,115,047	A shares
8	China Construction Bank — CIFM China Advantage Securities Investment Fund	27,555,440	A shares
9	Bank of China-Shanghai and Shenzhen 300 Index Jiashi Securities Investment Fund	22,754,339	A shares
10	China Construction Bank — Changsheng Tongqing Detachable Transaction Securities Investment Fund	18,999,748	A shares
     Statement on the connection or activities acting in concert among the above-mentioned shareholders: Except for Industrial and Commercial Bank of China-Lion Securities Investment Fund, Industrial and Commercial Bank of China-Guangfa Jufeng Securities Investment Fund and Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund, all of which are under the management of Industrial and Commercial Bank of China, and China Construction Bank-CIFM China Advantage Securities Investment Fund and China Construction Bank-Changsheng Tongqing Detachable Transaction Securities Investment Fund, both of which are under the management of China Construction Bank, the Company is not aware of any connection among or between the top ten shareholders and top ten shareholders of shares without selling restrictions or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.
     (3) Disclosure of Substantial Shareholders under the Securities and Futures Ordinance
     So far as the Directors are aware, as at June 30, 2009, the persons other than a Director, Supervisor or senior management of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of The Laws of Hong Kong) are as follows:

					Percentage of such
					shares in the same
	Nature of				class of the issued	Percentage of total
Name of shareholder	shareholding	Number of shares		Capacity	share capital (%)	share capital (%)

CNPC	A Share	158,164,597,259	(L)	Beneficial Owner	97.68	86.42
	H Share	394,914,000	(L) (1)	Interest of controlled
				corporation	1.87	0.21

JPMorgan Chase & Co. (2)	H Share	1,181,217,629	(L)	Beneficial Owner/
				Investment Manager/
				Custodian/Approved
				Lending Agent	5.60	0.65
		170,829,871	(S)	Beneficial Owner	0.81	0.09
		775,079,597	(LP)	Custodian/Approved
				Lending Agent	3.67	0.42
(L) Long position (S) Short position (LP) Lending pool
Notes
1.	394,914,000 H shares were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

2.	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 379,274,032 H shares (long position) and 170,829,871 H shares (short position) were held in its capacity as beneficial owner, 26,864,000 H shares (long position) were held in its capacity as investment manager and 775,079,597 H shares (long position) were held in its capacity as custodian/approved lending agent. These 1,181,217,629 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian/approved lending agent.
     As at June 30, 2009, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) has an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.
     3. Information on Changes of Controlling Shareholder and the Ultimate Controller
     There was no change in the controlling shareholder or the ultimate controller of the Company during the reporting period.

DIRECTORS’ REPORT
The Board of the Company is pleased to present the Directors’ report.
1. Discussion and Analysis of the Overall Operations During the Reporting Period
(1) Review of Results of Operations
     In the first half of 2009, being faced with the serious challenges and consequences caused by the global financial crisis and affected by the severe situations as reflected by a decline in international crude oil prices, a shrinking demand in the domestic oil and petrochemical markets and a sluggish sale of products, the Group planned in a scientific manner, made comprehensive arrangements and responded proactively. Adhering to the guiding principle of being market-oriented and focusing on efficiency, the Company made scientific adjustments to its production and operational plans, adopted tighter management over investments, optimised its investment portfolio and controlled its costs and expenses. The Company thereby achieved safe, stable and orderly production and operations and the effects of enhanced controls over investments, reduced costs and improved efficiencies became eminent. With the accelerated development of its natural gas and international business and the gradual enhancement of its operating efficiency on a month by month basis, the Group’s overall operating results were better than expected.
     1. Market Review
     (1) Crude Oil Market Review
     During the first half of 2009, international crude oil prices in were at low levels with high volatility. In the first quarter of 2009, resulting from the impacts of the global financial crisis, the crude oil market continued to follow the downward trend from late 2008, with the oil prices hovering at low levels. The average price for West Texas Intermediate (“WTI”) was US$43.24 per barrel. In the second quarter of 2009, driven by a devaluation of the United States Dollars (“US Dollars” or “US$”) and market expectations of economic stability and other factors, oil prices began to show signs of recovery with the average price for WTI at US$59.69 per barrel. In the first half of 2009, the average prices for WTI and Brent crude oil were US$51.6 and US$51.7 per barrel, respectively, representing a decline of 53.5% and 52.5% respectively, as compared with the same period of 2008.
     According to the relevant information, net crude oil imports amounted to 88.18 million tons in the first half of 2009, representing a decline of 0.9% as compared with the same period of 2008. Domestic crude oil output was 93.05 million tons, representing a decline of 1.4% as compared with the same period of 2008. The volume of crude oil processed was 159.00 million tons, representing a decline of 0.2% as compared with the same period of 2008.

     (2) Refined Products Market Review
     In the first half of 2009, affected by the global financial crisis, there was a slowdown in the growth of the PRC real economy and decline in the demand for refined products. According to the relevant information, in the first half of 2009, the apparent domestic consumption of refined products amounted to 97.89 million tons, representing a decline of 4.8% as compared with the same period of 2008. In the first half of 2009, the PRC government implemented a new pricing mechanism for refined products and made five successive adjustments to the prices of domestic refined products in order to align, the price trends of domestic refined products to international crude oil prices.
     (3) Chemical Products Market Review
     In the first half of 2009, as an effective response to the global financial crisis, the PRC government successively launched a RMB4,000 billion economic stimulus plan and implemented a series of policies, such as substantially raising the tax refunds on the export of chemical products and their related finished products, promoting the sales of household electrical appliances in the rural areas with a view to expanding domestic demand, etc.. The implementation of these policies contributed to an improvement in demand in the chemical products market. During the first half of 2009, international crude oil prices regained an upward trend which underpinned an increase in the prices of chemical products. Hence, in the first half of 2009, the chemical products market showed overall optimistic trends in terms of volumes and prices.
     (4) Natural Gas Market Review
     In the first half of 2009, apart from industrial demand for natural gas around certain gas fields being dampened by the global financial crisis, the overall demand for and supply of natural gas in the domestic natural gas market remained strong as a result of the growth in the domestic economy and the rising demand for environmental protection, with natural gas production and consumption maintaining relatively rapid growth.
     2. Business Review
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows: the businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment; and the marketing of refined products and trading business are now included in a new Marketing segment.

     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing and Natural Gas and Pipeline. Comparative amounts of the same period of 2008 have been restated to reflect the re-segmentation.
     (1) Exploration and Production
     In the first half of 2009, on the premise of effective control on investment, the Group placed emphasis on resources as a strategy and continued to boost its oil and gas exploration. Priority was given to pre-exploration projects and risk exploration projects in the area of oil and gas exploration. The Group formulated and implemented optimal plans and achieved significant results in oil and gas exploration. In particular, significant progress was achieved in the oil and gas exploration in the Songliao Basin, Bohai Bay Basin, Erdos Basin, Tarim Basin, Junggar Basin and Sichuan Basin, thereby building up a solid foundation for the growth of reserves for 2009. In the development of oil and gas fields, the Group adhered to the principle of achieving an overall balance in terms of production, transportation and marketing and placing priority on economic benefit. Reasonable adjustments were made to the production levels of crude oil and construction plans for production capacity in response to market changes, thus maintaining balanced and steady production and operations. Efforts were made to undertake further sophisticated measures and secondary recovery at mature oilfields, thereby achieving steady production at these oilfields. The Group persisted in conducting comprehensive development of new oilfields and strived to raise their utilisations. At the same time, the Group accelerated the progress of developing the production capacity of new oilfield areas in Changqing, Tarim and Jilin in response to changing conditions in order to lay down foundation for long-term development.
     The Group has proactively grasped key strategic opportunities at the time of low oil price, and pursued cooperation in overseas oil and gas projects. The Group has entered into a number of cross-border cooperation projects including the project in the Rumaila Oilfield in Iraq. At the same time, coordinated efforts were also made to boost the production and reserves of overseas oil and gas projects. Contribution by the Group’s international business gradually increased.
     In the first half of 2009, the lifting cost for oil and gas operations was US$8.59 per barrel, representing a decline of 1.8% from US$8.75 per barrel in the first half of 2008. Excluding the effect of exchange rate changes, the lifting cost decreased by 5.0% compared to that of the same period of 2008.

     Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2009	First half of 2008	Change (%)

Crude oil output	Million barrels	417.7	438.8	(4.8)
Marketable natural gas output	Billion cubic feet	1,021.1	923.5	10.6
Oil and natural gas equivalent output	Million barrels	587.9	592.8	(0.8)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.
     (2) Refining and Chemicals
     In the first half of 2009, the Group made strenuous efforts to overcome difficulties such as the high level of inventories in refined products and the making of relatively large adjustments to the load capacity of processing facilities, etc. The Group has strengthened management of the refining and chemical business as a set of integrated operations, strongly pushed forward the overall optimisation of resources, consolidated the organisation and co-ordination of production, intensified production management and achieved safe and steady operation of production facilities. Major technical and economic indicators continued to improve. The Group placed emphasis on increasing efficiency, optimised the product mix based on market needs, made reasonable adjustments to the proportion of diesel to gasoline and increased the production of high value-added products. Significant progress was made in respect of the strategic structure for the refining and chemical businesses and the construction of key projects. In respect of the sale of chemical products, leveraged on the centralised sales and marketing network, the scope of the marketing was expanded and efforts were made to promote sales at favourable prices.
     In the first half of 2009, the Group’s refineries processed 389 million barrels of crude oil, and the Exploration and Production segment of the Group contributed 79.6% of crude oil processed. The Group produced approximately 34.55 million tons of gasoline, diesel and kerosene. The refining processing cost of the Group’s refineries was RMB133.9 per ton, which was similar to that for the same period of 2008.

     Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2009	First half of 2008	Change (%)

Processed crude oil	Million barrels	389.3	425.2	(8.4)
Gasoline, kerosene and diesel output	’000 ton	34,550	36,787	(6.1)
of which: Gasoline	’000 ton	11,191	11,861	(5.6)
Kerosene	’000 ton	1,026	1,127	(9.0)
Diesel	’000 ton	22,333	23,799	(6.2)
Comprehensive commodity yield for oil products	%	93.3	92.7	0.6 percentage points
Ethylene	’000 ton	1,322	1,319	0.2
Synthetic resin	’000 ton	2,029	2,036	(0.3)
Synthetic fibre raw materials and polymer	’000 ton	678	878	(22.8)
Synthetic rubber	’000 ton	191	157	21.7
Urea	’000 ton	2,054	2,046	0.4

Note: Figures have been concerted at the rate of 1 ton of crude oil = 7.389 barrels.
     (3) Marketing
     In the first half of 2009, facing with complex and volatile market conditions, the Group proactively adopted various measures to optimise the despatch and transmission network and adjust its marketing strategies in a timely manner, as well as actively promoted sales to commercial users with high efficiency and usage. The Group continuously enhanced its retail management and its quality of services, accelerated the expansion of marketing networks for refined products and the construction of storage facilities, further strengthened its supply capability and improved its operating efficiency.
     Summary of Operations of the Marketing Segment

	Unit	First half of 2009	First half of 2008	Change (%)

Gasoline, kerosene and diesel output	’000 ton	47,028	45,719	2.9
of which: Gasoline	’000 ton	14,550	14,506	0.3
Kerosene	’000 ton	2,343	2,614	(10.4)
Diesel	’000 ton	30,135	28,599	5.4
     (4) Natural Gas and Pipeline
     In the first half of 2009, the construction of the Group’s oil and gas pipelines achieved significant breakthroughs. The natural gas business maintained a rapid growth momentum. The welding work on the principal parts of the West Section of the Second West-East Gas Pipeline was completed and the construction of the East Section of the Second West-East Gas Pipeline commenced. The construction of the domestic key oil and gas pipeline network progressed in an orderly manner. The construction of the Yongqing-Tangshan-Qinhuangdao Gas

Transmission Pipeline and the Lanzhou-Zhengzhou Section of the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline was completed and commissioned. The construction of the Tertiary Shaanxi-Beijing Natural Gas Pipeline, the Se-Ning-Lan Double Line and the Qinhuangdao-Shenyang Natural Gas Pipeline etc. commenced. Construction works of key projects such as Dalian project and Jiangsu LNG project proceeded in an orderly manner. The Group organised the operation of its natural gas business in a scientific manner, despatched natural gas on a unified basis and optimised the flow of resources and user composition. The natural gas marketing business leveraged on its advantage of the nationwide pipeline network and strengthened the balance of production, transportation and marketing, thereby guaranteeing the supply of natural gas to major cities as well as public utilities and key industrial users in a safe and steady manner.
     (2) Management Discussion and Analysis
     1. The financial data set out below is extracted from the consolidated interim condensed financial statements of the Group for the six months ended June 30, 2009 prepared under IFRS
     (1) Consolidated Operating Results
     In the first half of 2009, the Group was confronted by the severe challenges and impact from the global financial crisis. Having analysed the prevailing economic condition, the Group proactively responded to the changes in the external environment, took a number of measures to organise its production and operations in a scientific manner and achieved a steady, rapid and coordinated development in its production and business operations. During the first half of 2009, the Group achieved a turnover of RMB415,277 million under IFRS, representing a decrease of 24.7% from the same period of the preceding year. Net profit attributable to owners of the Company was RMB50,501 million, representing a decrease of 7.2% from the same period of the preceding year. Basic earnings per share was RMB0.28, representing a decrease of RMB0.02 from the same period of the preceding year. However, when compared to the preceding quarter, various financial indicators showed marked improvements.
     Turnover Turnover decreased 24.7% from RMB551,339 million for the six months ended June 30, 2008 to RMB415,277 million for the six months ended June 30, 2009. This was primarily due to the decreases in the selling prices of major products including crude oil, natural gas, gasoline and diesel, and a reduction in revenue from trading of oil products. The table below sets out the external sales volume and average realised prices for major products sold by the Group for the first half of 2008 and 2009 and the percentages of change in the sales volume and average realised prices during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)

		First	Percentage	First	First	Percentage
	First half	half of	of change	half of	half of	of change
	of 2009	2008	(%)	2009	2008	(%)

Crude oil*	22,768	17,618	29.2	2,303	5,188	(55.6)
Natural gas (million cubic metre, RMB/’000 cubic metre)	29,356	24,898	17.9	792	821	(3.5)
Gasoline	14,550	14,506	0.3	5,327	5,698	(6.5)
Diesel	30,135	28,599	5.4	4,465	5,299	(15.7)
Kerosene	2,343	2,614	(10.4)	3,303	6,134	(46.2)
Heavy oil	3,131	4,138	(24.3)	2,427	3,529	(31.2)
Polyethylene	1,072	1,079	(0.6)	7,910	11,811	(33.0)
Lubricant	924	1,208	(23.5)	6,846	7,154	(4.3)

*	The crude oil listed above is all external sales volume of crude oil by the Group. Comparative amounts of the same period of 2008 have been adjusted accordingly.
     Operating Expenses Operating expenses decreased 26.1% from RMB472,458 million for the six months ended June 30, 2008 to RMB349,277 million for the six months ended June 30, 2009, which consisted of the following:
     Purchases, Services and Other Purchases, services and other decreased 38.5% from RMB294,073 million for the six months ended June 30, 2008 to RMB180,917 million for the six months ended June 30, 2009. This was primarily due to a decrease in the purchase prices and purchase volume of crude oil, feedstock oil and refined products from external suppliers that resulted in the decrease in the purchase costs. In addition, the decrease in the trading business of oil products in the first half of 2009 also resulted in lower purchase costs.
     Employee Compensation Costs The employee compensation costs of the Group for the six months ended June 30, 2009 were RMB30,574 million, which was basically the same as the same period of 2008 of RMB30,502 million.
     Exploration Expenses Exploration expenses decreased 13.8% from RMB12,889 million for the six months ended June 30, 2008 to RMB11,107 million for the six months ended June 30, 2009. This was primarily due to the fact that the Group had made adjustments to optimise the structure and workload of exploration and had further strengthened the management of oil and gas exploration as well as the control over the process of exploration.
     Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation of the Group was RMB42,859 million for the six months ended June 30, 2009, which is basically the same as the same period of 2008 of RMB43,059 million.
     Selling, General and Administrative Expenses Selling, general and administrative expenses decreased 3.8% from RMB28,104 million for the six months ended June 30, 2008 to RMB27,027 million for the six months ended June 30, 2009. This was primarily due to the fact that the Group had taken a series of measures towards reducing costs and improving efficiency to cope with the financial crisis and to improve profitability, resulting in marked improvement in cost controls.
     Taxes other than Income Taxes Taxes other than income taxes decreased 14.5% from RMB66,330 million for the six months ended June 30, 2008 to RMB56,727 million for the six months ended June 30, 2009. This was primarily due to (i) a sharp decrease in special levy on the sale of domestically produced crude oil by the Group from RMB48,019 million for the first half of 2008 to RMB2,385 million for the first half of 2009, as a result of the lower international crude oil prices throughout the first half of 2009; and (ii) a sharp increase in consumption tax expenses borne by the Group as a result of the implementation of a new policy on fuel consumption tax, from RMB7,035 million for the first half of 2008 to RMB39,702 million for the first half of 2009.
     Other Expenses/Income, net Other expenses, net, was RMB66 million for the six months ended June 30, 2009 and other income, net was RMB2,499 million for the six months ended June 30, 2008. This was primarily due to the recognition in the first half of 2008 of subsidies provided by the PRC government to ensure supply of crude oil and refined products in the domestic markets.
     Profit from Operations The Group’s profit from operations was RMB66,000 million for the six months ended June 30, 2009, representing a decrease of 16.3% from the same period in the preceding year of RMB78,881 million.
     Net Exchange Loss Net exchange loss decreased from RMB1,007 million for the six months ended June 30, 2008 to RMB838 million for the six months ended June 30, 2009. The decrease in the net exchange loss was mainly due to the effect of the appreciation of the Renminbi against the US dollars and other currencies.
     Net Interest Expenses Net interest expenses increased by RMB1,833 million, from RMB214 million for the six months ended June 30, 2008 to RMB2,047 million for the six months ended June 30, 2009. The increase in the net interest expense was mainly due to the combined effect of a substantial increase in the outstanding balance of interest-bearing debts and a decrease in interest income from a decrease in the average outstanding balance of deposits.
     Profit before Income Tax Expense Profit before income tax expense was RMB63,854 million for the six months ended June 30, 2009, representing a decrease of 21.5% from the same period in the preceding year of RMB81,356 million.
     Income Tax Expenses Income tax expenses decreased 42.0% from RMB20,378 million for the six months ended June 30, 2008 to RMB11,810 million for the six months ended June

30, 2009. The decrease was primarily due to a reduction in the taxable income for the reporting period and taxation adjustments.
     Profit for the period Net profit of the Group was RMB52,044 million for the six months ended June 30, 2009, representing a decrease of 14.7% from the same period in the preceding year of RMB60,978 million.
     Profit attributable to non-controlling interest of the Company (“profit attributable to minority interest”) As the international crude oil prices remained low during the first half of 2009, certain subsidiaries of the Company recorded a decrease in the profit before income tax expenses for the first half of 2009 to a large extent. This has resulted in a significant decrease in the profit attributable to minority interest of the Company, from RMB6,540 million for the six months ended June 30, 2008 to RMB1,543 million for the six months ended June 30, 2009.
     Profit attributable to Owners of the Company Profit attributable to owners of the Company was RMB50,501 million for the six months ended June 30, 2009, representing a decrease of 7.2% from the corresponding period in the preceding year of RMB54,438 million.
     (2) Segment Results
     Exploration and Production
     Turnover Turnover decreased 49.2% from RMB320,166 million for the six months ended June 30, 2008 to RMB162,688 million for the six months ended June 30, 2009. The decrease was primarily due to a substantial decline in crude oil prices. The average realised crude oil price of the Group in the first half of 2009 was US$42.46 per barrel, representing a decrease of 54.6% from US$93.45 per barrel during the first half of 2008.
     Operating Expenses Operating expenses decreased 33.8% from RMB188,819 million for the six months ended June 30, 2008 to RMB125,048 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the purchase costs of imported crude oil and a sharp decrease in the payment of special levy on the sale of domestic crude oil by the Group as international crude oil prices remained low throughout the first half of 2009.
     Profit from Operations The Exploration and Production segment generated profit from operations of RMB37,640 million for the six months ended June 30, 2009 due to measures such as prioritising an overall balance among production, transportation and marketing and its efficiency, organising crude oil production in a scientific manner and coordinating crude oil production in an orderly manner, and taking proactive measures in reducing costs while increasing efficiency. Notwithstanding factors such as the sharp decrease in crude oil prices resulting in profit from operations for the six months ended June 30, 2009 dropped by 71.3%

when compared with RMB131,347 million for same period of 2008, the Exploration and Production segment remains the most important contributor to the profit of the Group.
     Refining and Chemicals
     Turnover Turnover fell 20.8% from RMB274,022 million for the six months ended June 30, 2008 to RMB216,988 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the prices and the sales volume of key refined products.
     Operating Expenses Operating expenses decreased 40.2% from RMB333,852 million for the six months ended June 30, 2008 to RMB199,796 million for the six months ended June 30, 2009. The decrease was primarily due to the persistently low international crude oil prices and the prices of domestic refined products being lower than that of the same period of 2008 which resulted in a decrease in the purchase costs of crude oil, feedstock oil and refined products from external suppliers
     Profit/Loss from Operations Fully leveraging on the advantages of integrated refining and chemical operations, the Refining and Chemicals segment strengthened production organization and coordination, focused on management of benchmark indicators and pursued cost reduction and efficiency enhancement initiatives. The profit from operations amounted to RMB17,192 million for the six months ended June 30, 2009, compared with a loss of RMB59,830 million for the six months ended June 30, 2008.
     Marketing
     Turnover Turnover fell 24.1% from RMB398,324 million for the six months ended June 30, 2008 to RMB302,225 million for the six months ended June 30, 2009. The drop in turnover was primarily due to a decrease in the prices of refined products and a decrease in revenue from the trading of oil products.
     Operating Expenses Operating expenses decreased 24.5% from RMB390,794 million for the six months ended June 30, 2008 to RMB294,932 million for the six months ended June 30, 2009. The decrease was primarily due to a decrease in the purchase costs of refined products from external suppliers. In addition, the slowdown in the trading business of oil products also contributed to the drop in operating expenses.
     Profit from Operations The Group adopted proactive and effective marketing strategies and enhanced cost management to effectively cope with the financial crisis. As a result of the factors discussed above, profit from operations of the Marketing was RMB7,293 million for the six months ended June 30, 2009, which was basically the same as the period for the six months ended June 30, 2008 of RMB7,530 million.

     Natural Gas and Pipeline
     Turnover Turnover increased 13.5% from RMB30,902 million for the six months ended June 30, 2008 to RMB35,074 million for the six months ended June 30, 2009. The increase was primarily due to an increase in the sales volume of natural gas and the volume of natural gas from pipeline transmission.
     Operating Expenses Operating expenses increased 12.0% from RMB22,506 million for the six months ended June 30, 2008 to RMB25,207 million for the six months ended June 30, 2009. The increase was primarily due to an increase in the purchase costs of natural gas.
     Profit from Operations The Natural Gas and Pipeline segment actively focused on the development of oil and gas pipelines network and city gas operations. Output and sales volume of natural gas continued to maintain a double-digit growth. Profit contribution from the Natural Gas and Pipeline segment to the Group continues to grow. Profit from operations of the Natural Gas and Pipeline segment was RMB9,867 million, representing an increase of 17.5% from the same period of 2008 of RMB8,396 million.
     (3) Cash Flows
     As at June 30, 2009, the primary sources of funds of the Group were cash provided by operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to equity holders of the Company.
     The table below sets forth the cash flows of the Group for the six months ended June 30, 2009 and June 30, 2008 respectively and the amount of cash and cash equivalents as at the end of each period:

	Six months ended June 30,
	2009	2008
	RMB million	RMB million
Net cash flows provided by operating activities	130,075	81,941
Net cash flows used for investing activities	(93,142)	(66,650)
Net cash flows from / (used for) financing activities	19,805	(20,228)
Translation of foreign currency	(656)	(223)

Cash and cash equivalents at the end of the period	89,232	63,657

     Net Cash Flows Provided by Operating Activities
     The net cash flows of the Group provided by operating activities for the six months ended June 30, 2009 were RMB130,075 million, representing an increase of 58.7% compared with RMB81,941 million generated for the six months ended June 30, 2008. This was mainly due to the fact that the Group had strengthened the management of current assets such as inventories and the movements in working capital had increased the operating cash flows. As at June 30, 2009, the Group had cash and cash equivalents of RMB89,232 million. The cash and cash equivalents were mainly denominated in Renminbi (approximately 86.3% were denominated in Renminbi, 11.5% were denominated in US Dollars and 2.2% were denominated in other currencies).
     Net Cash Flows Used for Investing Activities
     The net cash flows of the Group used for investing activities for the six months ended June 30, 2009 were RMB93,142 million, representing an increase of 39.7% compared with RMB66,650 million used for the six months ended June 30, 2008. The increase in cash flows used for investing activities was primarily due to an increase in advance payment for construction projects and acquisition expenditures.
     Net Cash Flows From / (Used for) Financing Activities
     The net cash flows of the Group from financing activities for the six months ended June 30, 2009 were RMB19,805 million, compared with the net cash flows used for financing activities of RMB20,228 million during the six months ended June 30, 2008. This difference was primarily due to the issuance of three tranches of medium-term notes during the reporting period, which raised a total of RMB45,000 million.
     The net borrowings of the Group as at June 30, 2009 and December 31, 2008, respectively, were as follows:

	As at June 30, 2009	As at December 31, 2008
	RMB million	RMB million

Short-term borrowings (including current portion of long-term borrowings)	102,320	93,670
Long-term borrowings	72,099	32,852

Total borrowings	174,419	126,522

Less: Cash and cash equivalents	(89,232)	(33,150)

Net borrowings	85,187	93,372

     Maturities of long-term borrowings (including borrowings maturing within one year) of the Group were as follows:

	As at June 30, 2009	As at December 31, 2008
	RMB million	RMB million

To be repaid within one year	11,861	5,898
To be repaid within one to two years	5,712	15,442
To be repaid within two to five years	56,605	7,432
To be repaid after five years	9,782	9,978

	83,960	38,750

     Of the total borrowings of the Group as at June 30, 2009, approximately 67.1% were fixed-rate loans and approximately 32.9% were floating-rate loans. Of the borrowings as at June 30, 2009, approximately 84.9% were denominated in Renminbi, 15.0% were denominated in United States Dollars and 0.1% were denominated in Euro.
     As at June 30, 2009, the gearing ratio of the Group (gearing ratio=interest-bearing debts/(interest-bearing debts + total equity)) was 16.7% (As at December 31, 2008: 13.0%).
     (4) Capital Expenditures
     In proactively coping with the global financial crisis, the Company further tightened its investment management and optimised its investment portfolio. In addition, the Group exercised control over the overall investment scale and adopted an optimised deployment plan to devise and implement measures such as centralised procurement in an effort to increase the returns on investment. For the first half of 2009, capital expenditures of the Group were RMB78,081 million, representing an increase of 8.3% from the same period of 2008 of RMB72,110 million. This was primarily due to the successive commencement of constructions of the Group’s various strategic oil and gas pipelines in the first half of 2009. The following table sets out the capital expenditures for the various segments of the Group for the six months ended June 30, 2009 and for the six months ended June 30, 2008 and the estimated capital expenditures for the various segments of the Group for the whole year of 2009.

	For the first half of 2009			For the first half of 2008			Estimates for 2009
	RMB million		(%)	RMB million		(%)	RMB million		(%)

Exploration and Production	38,804	*	49.7	47,470	*	65.8	133,800	*	57.4
Refining and Chemicals	8,872		11.4	9,637		13.4	34,700		14.9
Marketing	2,293		2.9	1,197		1.7	8,500		3.6
Natural Gas and Pipeline	27,096		34.7	12,845		17.8	52,200		22.4
Other	1,016		1.3	961		1.3	3,900		1.7

Total	78,081		100.0	72,110		100.0	233,100		100.0

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2008 and the first half of 2009, and the estimates for the same in 2009 would be RMB53,725 million, RMB44,176 million and RMB 142,300 million, respectively.
     Exploration and Production
     For the six months ended June 30, 2009, capital expenditures in relation to the Exploration and Production segment amounted to RMB38,804 million and were mainly used in oil and gas exploration projects in Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin, Tarim Basin and Junggar Basin and in the construction of key production facilities at various oil and gas fields.
     The Group anticipates that capital expenditures for the Exploration and Production segment for the twelve months ending December 31, 2009 will amount to RMB133,800 million. Exploration activities will mainly be focused on the overall control of the key oil and gas regions such as Songliao Basin, Bohai Bay Basin, Erdos Basin, Sichuan Basin and Tarim Basin. Development activities will be focused on the construction of new proved oil and gas fields, while efforts in maintaining stable output or increasing output will also be focused on areas such as Daqing, Changqing and Xinan oil and gas fields.
     Refining and Chemicals
     Capital expenditures for the Group’s Refining and Chemicals segment for the six months ended June 30, 2009 amounted to RMB8,872 million, including RMB3,760 million for the redevelopment of refining facilities and RMB3,912 million for the construction of chemical facilities. The capital expenditures for the six months ended June 30, 2009 were mainly used in the construction of refining facilities with capacity over ten million tons, such as the Dushanzi Petrochemical, Guangxi Petrochemical and Sichuan Petrochemical projects, and major projects such as Tarim Petrochemical chemical fertiliser project, Urumqi Petrochemical aromatic hydrocarbon project, Fushun Petrochemical ethylene project and Sichuan Petrochemical ethylene project.

     The Group anticipates that capital expenditures for the Refining and Chemicals segment for the twelve months ending December 31, 2009 will amount to RMB34,700 million, of which approximately RMB19,000 million will be used for the construction and expansion of large scale refining facilities mainly for the projects of Dalian Petrochemical, Dushanzi Petrochemical, Guangxi Petrochemical, Fushun Petrochemical, etc., and approximately RMB15,700 million will be used for the construction and expansion of chemical facilities under major ethylene projects including those of Dushanzi Petrochemical, Daqing Petrochemical, Fushun Petrochemical and Sichuan Petrochemical.
     Marketing
     Capital expenditures for the Marketing segment for the six months ended June 30, 2009 amounted to RMB2,293 million, which were mainly used for the construction of sales network facilities including service stations and oil storage tanks.
     The Group anticipates that capital expenditures for the Marketing segment for the twelve months ending December 31, 2009 will amount to RMB8,500 million, which are expected to be used primarily for the construction of sales networks and infrastructure storage facilities for oil products.
     Natural Gas and Pipeline
     Capital expenditures for the Natural Gas and Pipeline segment for the six months ended June 30, 2009 amounted to RMB27,096 million and were mainly used in the construction of the Second West-East Gas Pipeline, the Mohe-Daqing Crude Oil Pipeline and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline and other pipeline projects.
     The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment for the twelve months ending December 31, 2009 will amount to RMB52,200 million, which are expected to be used primarily for the construction of key oil and gas transmission pipelines such as the Second West-East Gas Pipeline, the Mohe-Daqing Crude Oil Pipeline and the Lanzhou-Zhengzhou-Changsha Refined Products Pipeline, the pipeline networks used for transporting enhanced production from oil and gas fields and LNG projects.
     Other
     Capital expenditures for the Other segment for the six months ended June 30, 2009 were RMB1,016 million.
     The Group anticipates that capital expenditures for the Other segment for the twelve months ending December 31, 2009 will amount to RMB3,900 million, which are expected to be used primarily for scientific research and development activities and the establishment of information systems.
     2. The financial data set out below is extracted from the consolidated financial statements of the Group prepared under CAS
     (1) Principal operations by segment under CAS

				Change in income	Change in cost of
				from principal	principal
	Income from			operations compared	operations compared
	principal	Cost of principal		with the same	with the same	Increase
	operations for the	operations for the	Gross	period of the	period of the	(decrease) in
	first half of 2009	first half of 2009	margin*	preceding year	preceding year	gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)

Exploration and production	158,854	99,845	31.1	(49.0)	(11.7)	(15.4)
Refining and chemicals	213,519	143,158	12.7	(20.8)	(53.5)	29.9
Marketing	299,939	273,414	8.5	(24.4)	(26.5)	2.4
Natural gas and pipeline	34,659	23,662	30.3	13.3	10.3	2.0
Other	32	47	—	—	—	—
Inter-segment elimination	(302,107)	(301,363)	—	—	—	—
Total	404,896	238,763	27.8	(24.4)	(30.3)	3.3

*	Gross margin=Profit from principal operations /Income from principal operations
     During the reporting period, the total amount of connected transactions between the Group and CNPC and its subsidiaries in respect of sales of products and provision of services amounted to RMB12,577 million.
     (2) Principal operations by region under CAS

			Change compared with
			the same period of the
	First half of 2009	First half of 2008	preceding year
Operating income	RMB million	RMB million	(%)

PRC	400,699	520,546	(23.0)
Other	14,578	30,793	(52.7)
Total	415,277	551,339	(24.7)

     (3) Business Prospect in the Second Half of 2009
     In the second half of 2009, recovery of the world economy from the global financial crisis is still uncertain. Whilst the outlook for the PRC economy generally looks steady and optimistic but the foundation for economic rebound is not well established. The oil and petrochemical markets are also facing uncertainties in their recovery. Confronted with a complex and volatile external environment and increasingly acute market competition, the Group will capture any favourable opportunity brought about by positive changes in macroeconomic conditions. The Group will vigorously implement its strategy on “resources, marketing and internationalisation”, take advantage of market-oriented principle and place emphasis on the efficiency-focused principle. The Group will also strengthen the overall balance among production, transportation and marketing and accelerate the transformation of the pattern of business development. The Group will continue to enhance industrial safety and environment protection, and flexibly cope with changing market conditions. The Group will organise production and operations in a scientific manner, actively promote technological advancement, and continually enhance corporate management in order to maintain a fast but steady development of the Company’s production and operations.
     In respect of exploration and production, the Group will continue to place top priority on resources exploration and exploitation and maintain the leading position in its upstream operations in China. The Group will stress the simultaneous exploration of oil and gas and will endeavour to discover sizeable and high quality reserves. The Group will continue to place top priority on economic benefits in the development of oil and gas fields, reduce facilities with low production and reduce the construction of production capacity with low efficiency. The Group will steadily deploy secondary recovery of mature oilfields, focus on raising production per well, enhance steady production level at mature oilfields as well as maintain a steady increase in domestic crude oil output. The Group will continue to view natural gas operations as a business of key growth, strategic and historic importance. The Group will focus on the development of key gas regions, enhance the integration amongst production, transportation and marketing of natural gas with a view to maintaining a rapid and healthy growth momentum.
     In respect of refining and chemicals operations, the Group will keep abreast of market changes, strive for optimal resources allocation, make scientific arrangement of refining and chemicals production and operations, and optimise its product mix in order to raise the profitability of refining and chemicals operations. The Group will further push forward the optimisation of strategic structure and composition of its refining and chemical business and will proactively initiate a series of key projects, particularly the implementation of those projects in areas such as the Southeast coastal area and Southwest China, so as to ensure the refining capacity can be continually enhanced.

     In respect of the sale of refined products, the Group will place emphasis on sales volume and economic benefit, with economic benefit taking priority. Market research and analysis will be strengthened to formulate marketing strategies in a scientific manner. Resources will be reasonably controlled. Meanwhile, marketing in the end-user market will be enhanced and the quality and efficiency of marketing will be continually improved. The Group will continue to expand and adjust its sales network, and on an ongoing basis, optimise the composition and structure of its existing service stations. The Group will also strengthen the development of its sales and distribution network and explore profitable markets. It will continue with the construction of storage and distribution facilities for commercial use in an orderly manner.
     In respect of natural gas and pipeline operations, the Group will continue to speed up the construction and connection of its domestic trunk pipeline networks. Development of the natural gas market will be focused. The Group will effectively enhance the overall balance among domestic natural gas, imported gas, LNG and other resources, and will strengthen the coordination among production, transportation and marketing activities. Gas supply will also be assured to be safe, steady and orderly. Meanwhile, the Group will seek to actively engage in developing other lines of business such as city gas and compressed natural gas with a view to increasing the contribution from the natural gas operations to the Group’s growth and efficiency.
     In respect of international operations, the Group will further enhance its capability in optimising resources globally. The Group will continue to expand its international energy co-operation for mutual benefits. It will strive to achieve a faster growth in overseas oil and gas business and to maintain the successful operation of existing overseas projects. International trading business will be sped up. Subject to proper management of risks and assurance of economic benefits, the Group will further increase the scale of its international trading business.

2. Utilisation of proceeds from fund raising

Total amount of proceeds	In October 2007, the Company issued 4 billion A shares. The total proceeds and net proceeds from such issuance were RMB66,800 million and RMB66,243 million respectively.		Total amount of proceeds used during the reporting period	RMB1,418 million
			Accumulated amount of proceeds used	RMB54,235 million

Committed project	Proposed investment (RMB million)	Modification of the project	Actual investment (RMB million)	Realised return on investment	Progress as planned	Achieved expected return
Project to increase the crude oil production capacity of Changqing Oilfield	6,840	No	5,644	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Project to increase the crude oil production capacity of Daqing Oilfield	5,930	No	3,885	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Project to increase the crude oil production capacity of Jidong Oilfield	1,500	No	659	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Dushanzi Petrochemical’s projects - processing and refining sulphur-bearing crude oil imported from Kazakhstan and ethylene technology development projects	17,500	No	14,850	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Daqing Petrochemical 1.2 million tons/year ethylene redevelopment and expansion project	6,000	No	724	To be confirmed only upon commissioning	Yes	To be confirmed only upon commissioning

Total	37,770		25,762

Projects not progressing as planned and not achieving expected return	—

Projects modified and modification procedures	—

Application and status of unused proceeds	The unutilised portion of the net proceeds from the A share issuance has been deposited into the designated bank accounts maintained by the Company.

3. Projects not funded by proceeds from fund raising
Unit: RMB Million

	Total project
Name of Project	amount	Progress of project	Project return
Sichuan Petrochemical project refining 10 million tons of crude oil per year	17,001	Preliminary work of the project has been completed and ordering of equipment has commenced	Evaluation of the projects shows that the projects reach the required level of return to the Company, actual returns to be confirmed only upon commissioning

Guangxi Petrochemical project refining 10 million tons of crude oil per year	15,120	Full scale works has commenced

Sichuan Petrochemical project with an ethylene output of 0.8 million tons per year	22,049	Preliminary work of the project has been completed and ordering of equipment has commenced

Fushun Petrochemical technology development project with an ethylene output of one million tons per year	15,606	Ordering of equipment and construction works have commenced

Tarim Oilfield project with a synthetic ammonia output of 0.45 million tons per year and a urea output of 0.8 million tons per year	2,933	The main body of the device is substantially completed

Urumqi Petrochemical combined devices and supporting project producing one million ton P-Xylene and aromatic hydrocarbon per year	3,791	The main body of the device is substantially completed

Qingyang Petrochemical redevelopment project involving removal of base refining 2.7 million tons of crude oil per year	4,720	Full scale works has commenced

Jilin Petrochemical project involving quality improvement of gasoline and diesel productions and structural alternation of refinery	2,628	Feasibility study has been compiled

Lanzhou-Zhengzhou-Changsha Refined Oil Pipeline	11,900	Lanzhou-Zhengzhou section has been commissioned

Second West-East Gas Pipeline	142,243	Construction of the western section is in progress and construction of the eastern section has commenced
By order of the Board
PetroChina Company Limited
Jiang Jiemin
Chairman
Beijing, PRC
August 28, 2009

SIGNIFICANT EVENTS
     1. Governance of the Company
     During the reporting period, the Company has been operating in accordance with domestic and overseas regulatory requirements. Based on the supervisory opinions on the system improvement of the Company raised by China Securities Regulatory Commission, Beijing Branch, with reference to the status quo of the Company and in accordance with the Articles of Association of the Company and related laws, regulations and listing rules, the Company adopted the Regulations on the Independent Directors of the Company; the Regulations on the Directors, Supervisors and Senior Management holding Shares in the Company; the Protocol on Investor Relations Work of the Company; the Rules and Procedures of the Investment and Development Committee of the Company; the Rules and Procedures of the Examination and Remuneration Committee of the Company; and the Rules and Procedures of the Health, Safety and Environment Committee of the Company; and revised the Rules and Procedures of the Audit Committee of the Company and related rules and regulations. Through the co-ordination and checks and balances among the Shareholders’ General Meeting, the Board and the respective specialised committees, the Supervisory Committee and the management led by the President of the Company together with the effective operations of the internal control systems, the internal management operations of the Company have been further standardised and the level of its corporate governance has been continually enhanced.
     2. Compliance with Code on Corporate Governance Practices
     The Company has complied with the code provisions under the Code on Corporate Governance Practices set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “HKEx Listing Rules”) applicable during the six months ended June 30, 2009.
     3. Final Dividends for 2008 and Interim Dividends for 2009 and Closure of Register of Members
     (1) Final Dividends for 2008
     Final dividends in respect of 2008 of RMB0.14953 per share (inclusive of tax) amounted to a total of RMB27,367 million were approved by the shareholders at the annual general meeting of the Company on May 12, 2009 and were paid on June 19, 2009.
     (2) Interim Dividends for 2009 and Closure of Register of Members
     The Board was authorised by the shareholders to approve the distribution of an interim dividend for 2009 at the shareholders meeting held on May 12, 2009. The Board has resolved to pay an interim dividend of RMB0.12417 per share (inclusive of tax) for the six months ended June 30, 2009 on the basis of 45% of the profit attributable to the owners of the Company for the period under IFRS. The interim dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of business on September 16, 2009. The register of members of H shares will be closed from September 12, 2009 to September 16, 2009 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividends, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4:30 p.m. on September 11, 2009. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited Shanghai Branch Company at the close of trading on the Shanghai Stock Exchange in the afternoon of September 16, 2009 will be eligible for the interim dividends.
     In accordance with the relevant provisions of the Company’s Articles of Association, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi while dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The amount of Hong Kong Dollars payable shall be calculated at the rate of HK$1.00 equals to RMB0.88135 which was the average of the closing exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board of Directors on August 28, 2009. Accordingly, the dividends payable for each H share of the Company will be HK$0.14089 (inclusive of tax).
     According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H share of the Company. Any H shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. The Company will not withhold and pay income tax in respect of the dividends payable to any natural person shareholders whose names appear on the Company’s register of members for H shares as at September 16, 2009.
     Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedure. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H share register of members at the close of business on September 16, 2009. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding of corporate income tax.
     4. Material litigation and arbitration events
     The Company was not involved in any material litigation or arbitration during the reporting period.
     5. External Investments
     (1) Interests in other listed securities held by the Company
     As at the end of the reporting period, interests in other listed securities held by the Group were as follows:

					Book value
	Stock	Initial	Number of		as at
Stock	short	investment	shares held	Shareholding	the end of the	Financial	Source of
code	name	amount	(million)	(%)	period	accounts	shareholding
135	CNPC (Hong Kong)	HK$742 million	2,513.92(1)	56.38	RMB654 million	Long term investment	Acquisition

S99	SPC	S$1,466 million	234.52(2)	45.51	RMB6,877 million	Long term investment	Acquisition
Notes:
1.	The Group held the shares in CNPC (Hong Kong) Limited through Sun World Limited, its wholly-owned subsidiary. The shares of CNPC (Hong Kong) Limited are listed on The Stock Exchange of Hong Kong Limited (Stock short name: CNPC (Hong Kong)).

2.	The Group held the shares in Singapore Petroleum Company Limited through its indirect wholly-owned subsidiary, PetroChina International (Singapore) Pte. Ltd. The shares of Singapore Petroleum Company Limited are listed on the Singapore Stock Exchange (Stock short name: SPC).
     (2) Shareholding of the Company in commercial banks, securities companies, insurance companies, trust companies, future companies and other financial corporations
     During the reporting period, no disclosure is required to be made.

     6. Acquisition, Sale of Assets and Restructuring of Assets
     As at the end of the reporting period, the major acquisitions of assets by the Group during the reporting period were as follows:

			Net profit	Net profit
			contributed to the	contributed to the			Whether
			Group since the	Group from the		Whether	contractual
			date of the	beginning of the	Whether	ownership	rights and
			acquisition to the	year to the end of	constitute	of the relevant	obligations have
Counterparty and	Date of	Acquisition	end of the	the reporting	connected	assets has been	been fully
assets acquired	acquisition	price	reporting period	period	transaction	fully transferred	transferred
Acquisition of city gas business and assets from CNPC’s wholly-owned China Huayou Group Corporation and China Petroleum Pipeline Bureau	May 15, 2009	RMB1,094 million	Not applicable	—	Yes, based on valuation	No	No

Acquisition from China Peroleum Western Pipeline Company Limited under CNPC of the Western Pipeline assets	June 18, 2009	RMB9,708 million	Not applicable	Not applicable	Yes, based on valuation	No	No

Acquisition from Keppel Oil and Gas Services Pte. Ltd. of 45.51% shareholding interest in Singapore Petroleum Company Limited*	June 21, 2009	Singapore Dollars (“S$”) $1,466 million	—	Not applicable	No	Yes	Not applicable

*	As at June 30, 2009 the shareholding was 45.51%. On July 10, 2009, PetroChina International (Singapore) Pte. Ltd. made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.
     The above transactions did not have any impact on the continuity of the Group’s operations and the stability of its management and are advantageous to the future financial position and operating results of the Group.

     7. Material connected transactions
     (1) One-off connected transactions
     1) Acquisition of city gas business
     PetroChina Kunlun Gas Limited (“Kunlun Gas”), a wholly-owned subsidiary of the Company, participated in an open tender in respect of the sale of the equity interests in 8 target companies held by China Huayou Group Corporation and China Petroleum Pipeline Bureau, wholly-owned subordinated entities of CNPC, and entered into equity transfer agreements with the transferors on 15 May 2009 in respect of equity interests in the 8 target companies in accordance with the results of the open tender. At the same time, Kunlun Gas also entered into an asset transfer agreement with China Huayou Group Corporation in respect of the relevant assets held by the Gas Enterprise Bureau of the China Huayou Group Corporation. According to such acquisition agreements, Kunlun Gas will acquire relevant city gas business and assets from transferors. Upon completion of the acquisition, Kunlun Gas will pay consideration in the aggregate amount of RMB1,093,938,962.04 (approximately HK$1,243,112,456.86) to the transferors. As approvals from the local ministries of commerce are required in respect of the acquisition agreements relating to the equity interests in 3 of the target companies to take effect, the transaction has not yet been completed during the reporting period. CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and the listing rules of the Shanghai Stock Exchange (the “SSE Listing Rules”), CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on May 18 and 19, 2009, respectively.
     2) Acquisition of western pipeline assets
     On 18 June 2009, the Board considered and approved the Asset Transfer Agreement entered into between Western Pipeline Branch Company of the Company and China Petroleum Western Pipeline Company Limited, a wholly-owned subsidiary of CNPC. Pursuant to the asset transfer agreement, Western Pipeline Branch Company will acquire the western pipeline assets from the transferor. Upon the completion of the asset acquisition, the Company will pay consideration of RMB9,078.15 million (approximately HK$11,031.99 million) to the transferor. The parties will adjust the consideration by reference to the change in the net asset value of the western pipeline assets for the period from the valuation date to the completion date on a dollar-for-dollar basis. The acquisition has not yet been completed during the reporting period. CNPC is the controlling shareholder of the Company. Pursuant to the HKEx Listing Rules and the SSE Listing Rules, CNPC is a connected person of the Company and the acquisition constitutes a connected transaction of the Company. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on June 18 and 19, 2009, respectively.

     (2) Continuing connected transaction
     (a) Agreements on connected transactions with CNPC
     Pursuant to the HKEx Listing Rules and the SSE Listing Rules, CNPC is a connected person of the Company and the transactions between the Group and CNPC as well as the jointly-held entities constitute connected transactions of the Company. The Group and CNPC as well as the jointly-held entities continue to carry out certain existing continuing connected transactions. The Company sought independent shareholders’ approval at the general meeting held on October 21, 2008 for a renewal of the existing continuing connected transactions and the new continuing connected transactions and the proposed new caps for existing continuing connected transactions and the new continuing connected transactions for the period from January 1, 2009 to December 31, 2011.
     The Group and CNPC as well as the jointly-held entities will continue to carry out the existing continuing connected transactions referred to in the following agreements:
1) Comprehensive Products and Services Agreement
2) Land Use Rights Leasing Contract
3) Buildings Leasing Contract and Supplementary Buildings Leasing Agreement
4) Intellectual Property Licensing Contracts
5) Contract for the Transfer of Rights under Production Sharing Contracts
6) Debts Guarantee Contract
     Details of the above agreements were set out in the section headed “Connected Transactions” of the 2008 annual report of the Company published on the website of Shanghai Stock Exchange on March 26, 2008. Details of the amendments to the Comprehensive Products and Services Agreement were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2009 respectively, and were also set out in the documents published on the website of Shanghai Stock Exchange in respect of the Second Extraordinary General Meeting of the Company in 2008.
     (b) Beijing Gas Products and Services Agreement
     Pursuant to the HKEx Listing Rules, as Beijing Gas Group Company Limited (“Beijing Gas”) is a substantial shareholder of Beijing Huayou Natural Gas Company Limited, a subsidiary of the Group, transactions between the Group and Beijing Gas constitute connected transactions of the Company. The Company entered into the Beijing Gas Products and Services Agreement with Beijing Gas on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to Beijing Gas, including but not limited to the provision of natural gas and natural gas related pipeline transmission services. The agreement was effective from January 1, 2006 with a term of 3 years. Pursuant to the supplemental agreement to the Beijing Gas Products and Services Agreement dated August 27, 2008, the Beijing Gas Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009 to December 31, 2011. Details of the transaction were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2009, respectively.
     (c) CRMSC Products and Services Agreement
     Pursuant to the HKEx Listing Rules and the SSE Listing Rules, as China Railway Materials and Suppliers Corporation (“CRMSC”) is a substantial shareholder of PetroChina & CRMSC Oil Marketing Company Limited, a subsidiary of the Group, transactions between the Group and CRMSC constitute connected transactions of the Company. The Company entered into the CRMSC Products and Services Agreement with CRMSC on September 1, 2005. Under the agreement, the Group shall continuously provide products and services to CRMSC, including but not limited to refined products (such as gasoline, diesel and other petroleum products). The agreement was effective from January 1, 2006 with a term of 3 years. Pursuant to the supplemental agreement to the CRMSC Products and Services Agreement dated August 27, 2008, the CRMSC Products and Services Agreement shall be extended for 3 years, commencing from January 1, 2009 to December 31, 2011. The supplemental agreement and annual caps were approved at the general shareholders meeting held on October 21, 2008. Details of relevant transactions were published on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange on August 27 and 28, 2009, respectively.
     (3) Performance of the Continuing Connected Transaction During the Reporting Period
     During the reporting period, in accordance with the CAS, the total transaction amounts of the connected transactions incurred between the Group and its connected parties were RMB89,081 million, of which the transaction amounts resulting from the sales of goods and provision of services by the Group to its connected parties amounted to RMB16,674 million, representing 4.02% of the total revenue of the Group, and the transaction amounts resulting from the purchase of goods and provision of services from the connected parties to the Group amounted to RMB72,407 million, representing 20.49% of the operating costs of the Group. The balance of the amounts provided by the connected parties to the Group amounted to RMB89,972 million.
     (4) Details of the connected transactions during the reporting period have been set out in Note 50 to the financial statements of the Group prepared under CAS and Note 19 to the consolidated condensed financial statements of the Group prepared under IFRS.

     8. Material Contracts and Performance
     (1) During the reporting period, there were no trusteeship, sub-contracting and leasing of assets of other companies by the Company which would contribute profit to the Company of 10% or more of its total profits for the year.
     (2) The Group had no material guarantee during the reporting period.
     (3) The Company did not entrust any other person to carry out money management during the reporting period nor were there any such entrustment that was extended from prior period to the reporting period.
     (4) Save as disclosed in this interim report, during the reporting period, the Company did not enter into any material contract which requires disclosure.
     9. Performance of Commitments
     Specific undertakings made by CNPC, the controlling shareholder of the Company, as at the end of the reporting period, include:
     (1) According to the Restructuring Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to indemnify the Company against any claims or damages arising or resulting from certain matters in the Restructuring Agreement.
     (2) According to the Non-Competition Agreement entered into between CNPC and the Company on March 10, 2000, CNPC has undertaken to the Company that CNPC will not, and will procure its subsidiaries not to, develop, operate, assist in operating nor participate in any businesses by itself or jointly with another company within or outside the PRC that will compete with or lead to competition with the core businesses of the Group. According to the Agreement, CNPC has also granted to the Company pre-emptive rights to transaction with regards to part of its assets.
     (3) CNPC undertook that “for a period of 36 months commencing from the date of listing of the A shares of the Company on the Shanghai Stock Exchange, it will not transfer or entrust others for the management of the A shares which it holds, or allow such shares to be repurchased by the Company. However, certain shares held by CNPC, which may be subsequently listed on overseas stock exchanges after obtaining necessary approvals in the PRC, are not subject to the restriction of the 36-month lock-up period.”
     (4) On September 22, 2008, CNPC increased its shareholdings in the Company via the trading system of the Shanghai Stock Exchange. CNPC intends to continue to increase its shareholdings in the shares of the Company via the secondary market, either in its own name or through parties acting in concert with it, within 12 months (commencing from September 22, 2008) in an aggregate amount not exceeding 2% of the total share capital of the Company. CNPC undertakes that it will not sell any shares it held in the Company during the period of the implementation of any further share acquisition plan and within the statutory period.
     The above undertakings have been performed in accordance with the manner as disclosed in the section headed “Performance of Commitments” of the 2008 annual report of the Company and the performance of the above undertakings have not been affected.
     10. Penalties on the Company and its Directors, Supervisors, senior management, controlling shareholder and de facto controller and remedies thereto
     During the reporting period, none of the Directors, Supervisors, senior management, controlling shareholder or de facto controller was subject to any investigation, administrative penalty, denial of participation in the securities market or deemed unsuitable to act as directors by the China Securities Regulatory Commission, nor was there any administrative penalty by other administrative authorities or public condemnation by stock exchanges.
     11. Repurchase, Sale or Redemption of Securities
     The Group did not sell any securities of the Company, nor did it repurchase or redeem any of the securities of the Company during the six months ended June 30, 2009.
     12. Interests of Directors and Supervisors in the Share Capital of the Company
     As at June 30, 2009, save as disclosed herein, none of the Directors or Supervisors had any interest and short positions in any shares, underlying shares or debentures of the Company or any associated corporation within the meaning of Part XV of the SFO required to be recorded in the register mentioned under Section 352 of the SFO or as otherwise notifiable to the Company and the Hong Kong Stock Exchange by the Directors and Supervisors pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.
     13. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers
     The Company has adopted the Model Code for Securities Transactions for Directors of Listed Issuers contained in Appendix 10 to the HKEx Listing Rules (the “Model Code”) in respect of dealing of the Company’s shares by its directors. Each Director and Supervisor has confirmed to the Company that each of them has complied with the requirements set out in the Model Code.

     14. Audit Committee
     The Audit Committee of the Company formed pursuant to Appendix 14 of the Listing Rules comprises Mr Franco Bernabè, Mr Chee-Chen Tung, Mr Cui Junhui and Mr Wang Guoliang.
     The Audit Committee of the Company has reviewed and confirmed the announcement of the interim results and the interim report for the six months ended June 30, 2009.
     15. Other Significant Events
     (1) Issuance of medium-term notes

Date of issue	Amount (RMB million)	Term (years)	Interest per annum
January 13, 2009	15,000	3	2.70%
March 19, 2009	15,000	3	2.28%
May 26, 2009	15,000	5	3.35%
     (2) Price adjustments of refined products in domestic market in the first half of 2009

	Increase /	Increase /	Increase /
	(decrease) in	(decrease) in	(decrease) in
	gasoline price	diesel price	aviation kerosene
Date of price adjustment	(RMB/ton)	(RMB/ton)	price (RMB/ton)
January 15, 2009	(140)	(160)	(1,060)
March 25, 2009	290	180	(430)
May 19, 2009	—	—	460
June 1, 2009	400	400	—
June 30, 2009	600	600	1,030
     16. Events after Balance Sheet Date
     (1) On June 21, 2009, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirect wholly-owned subsidiary of the Company) has acquired 45.51% of the total issued shares of Singapore Petroleum Company Limited for cash consideration of S$1,466 million (approximately RMB6,877 million). In accordance with the Group’s accounting policy, the Group accounts for its investment in Singapore Petroleum Company Limited using the equity method of accounting.
     On July 10, 2009, in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, PetroChina International (Singapore) Pte. Ltd. has made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.

     (2) On July 29, 2009, the PRC government adjusted the prices of refined products and reduced the prices of gasoline and diesel by RMB220 per ton.
     17. Disclosure of Other Information
     Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2008 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the HKEx Listing Rules.
     18. Index of Information Disclosure

Date of publication
(or the time of
release through the
website of the Hong
Kong Stock Exchange
or the Shanghai
Stock Exchange, if
	Names of newspaper	the disclosure was
Matter	of publication	not published)	Website of release
Announcement on Registration of Medium-term Notes	China Securities Journal, Shanghai Securities News and Securities Times	January 6, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Result of the Issue of the First Tranche of Medium-term Notes in 2009	China Securities Journal, Shanghai Securities News and Securities Times	January 16, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Change of Principal Place of Business and Contact Details	China Securities Journal, Shanghai Securities News and Securities Times	January 20, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Notice of Board Meeting	—	March 6, 2009	Website of the Hong Kong Stock Exchange

H Share Announcement		March 7, 2009	Website of the Shanghai Stock Exchange

Announcement on Result of the Issue of the Second Tranche of Medium-term Notes in 2009	China Securities Journal, Shanghai Securities News and Securities Times	March 21, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement of the Resolutions Passed at the Fourth Meeting of the Fourth Session of the Board of Directors	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement of the Resolutions Passed at the Fourth Meeting of the Fourth Session of the Supervisory Committee	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Results Announcement for the year ended December 31, 2008	China Securities Journal, Shanghai Securities News and Securities Times	March 26, 2009	Website of the Hong Kong Stock Exchange

Summary of Annual Report			Website of the Shanghai Stock Exchange

Annual Report for 2008	—	March 26, 2009	Website of the Hong Kong Stock Exchange

Date of publication
(or the time of
release through the
website of the Hong
Kong Stock Exchange
or the Shanghai
Stock Exchange, if
	Names of newspaper	the disclosure was
Matter	of publication	not published)	Website of release
		March 26, 2009	Website of the Shanghai Stock Exchange

Notice of 2008 Annual General Meeting	—	March 26, 2009	Website of the Hong Kong Stock Exchange

Circular to shareholders of H shares on the general mandate to issue shares and the general mandate to issue bonds, reply slip and proxy form	—	March 26, 2009	Website of the Hong Kong Stock Exchange

Notice of 2008 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	March 27, 2009	Website of the Shanghai Stock Exchange

Announcement on Resignation and Election of Supervisor, Supplemental Notice of Annual General Meeting and Supplemental proxy form	—	April 7, 2009	Website of the Hong Kong Stock Exchange

Announcement on Resignation and Election of Supervisor, Supplemental Notice of 2008 Annual General Meeting	China Securities Journal, Shanghai Securities News and Securities Times	April 8, 2009	Website of the Shanghai Stock Exchange

Notice of Board Meeting	—	April 15, 2009	Website of the Hong Kong Stock Exchange

H Share Announcement		April 16, 2009	Website of the Shanghai Stock Exchange

First Quarterly Report of 2009	China Securities Journal, Shanghai Securities News and Securities Times	April 28, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Resolutions Passed at the Annual General Meeting for the Year 2008 and Payment of the Final Dividends	—	May 12, 2009	Website of the Hong Kong Stock Exchange

Announcement on Resolutions Passed at the Annual General Meeting for the Year 2008	China Securities Journal, Shanghai Securities News and Securities Times	May 13, 2009	Website of the Shanghai Stock Exchange

Announcement on Registration of Medium-term Notes by the National Association of Financial Market Institutional Investors	China Securities Journal, Shanghai Securities News and Securities Times	May 19, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Connected Transaction - Acquisition of City Gas Business	—	May 18, 2009	Website of the Hong Kong Stock Exchange

H Share Announcement		May 19, 2009	Website of the Shanghai Stock Exchange

Date of publication
(or the time of
release through the
website of the Hong
Kong Stock Exchange
or the Shanghai
Stock Exchange, if
	Names of newspaper	the disclosure was
Matter	of publication	not published)	Website of release
Announcement on the Declaration of Final Dividends for 2008 to shareholders of A shares	China Securities Journal, Shanghai Securities News and Securities Times	May 22, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Disclosure pursuant to Rule 13.09 of the HKEx Listing Rules	China Securities Journal, Shanghai Securities News and Securities Times	May 25, 2009	Website of the Hong Kong Stock Exchange

Announcement on the Acquisition of Equity Interests in Singapore Petroleum Company Limited			Website of the Shanghai Stock Exchange

Announcement on Result of the Issue of the Third Tranche of Medium-term Notes in 2009	China Securities Journal, Shanghai Securities News and Securities Times	June 1, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement of the Resolutions Passed at the Fifth Meeting of the Fourth Session of the Board of Directors and the Change of Secretary to the Board	China Securities Journal, Shanghai Securities News and Securities Times	June 19, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

Announcement on Change of Secretary to the Board (Company Secretary) and Authorised Representative		June 18, 2009	Website of the Hong Kong Stock Exchange

Announcement on Connected Transaction - Acquisition of Western Pipeline Assets	China Securities Journal, Shanghai Securities News and Securities Times	June 19, 2009	Website of the Hong Kong Stock Exchange

Announcement on Connected Transaction			Website of the Shanghai Stock Exchange

Announcement on Completion of the Acquisition of a 45.51% Indirect Interest in Singapore Petroleum Company Limited	China Securities Journal, Shanghai Securities News and Securities Times	June 22, 2009	Website of the Hong Kong Stock Exchange Website of the Shanghai Stock Exchange

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
     1. Change of Supervisors and Senior Management of the Company
     On May 12, 2009, the Company held the annual general meeting for 2008, at which it was resolved that Mr Wang Daocheng be elected as independent supervisor of the Company. Mr Wu Zhipan ceased to be independent supervisor of the Company. The appointment of Mr Wang Daocheng commenced on his election at the general meeting on May 12, 2009 and will expire with the current session of the Supervisory Committee.
     Mr Li Huaiqi ceased to be the secretary to the board of the Company (company secretary) and an authorised representative of the Company, as he has reached retirement age. The Company held the Fifth Meeting of the Fourth Session of the Board of Directors on June 18, 2009, at which the attending directors discussed on the Motion in respect of the Change of Secretary to the Board, and resolved unanimously that Mr Li Hualin be appointed as the secretary to the board of the Company (company secretary) and an authorised representative of the Company.
     2. Basic Particulars of the current Directors, Supervisors and other Senior Management

Name	Gender	Age	Position
Jiang Jiemin	Male	53	Chairman of the Board
Zhou Jiping	Male	57	Vice Chairman of the Board, President
Wang Yilin	Male	52	Non-executive Director
Zeng Yukang	Male	58	Non-executive Director
Wang Fucheng	Male	59	Non-executive Director
Li Xinhua	Male	56	Non-executive Director
Liao Yongyuan	Male	46	Executive Director, Vice-President
Wang Guoliang	Male	56	Non-executive Director
Jiang Fan	Male	45	Non-executive Director
Chee-Chen Tung	Male	66	Independent Non-executive Director
Liu Hongru	Male	78	Independent Non-executive Director
Franco Bernabè	Male	60	Independent Non-executive Director
Li Yongwu	Male	65	Independent Non-executive Director
Cui Junhui	Male	63	Independent Non-executive Director

     Supervisors

Name	Gender	Age	Position
Chen Ming	Male	58	Chairman of the Supervisory Committee
Wen Qingshan	Male	50	Supervisor
Sun Xianfeng	Male	56	Supervisor
Yu Yibo	Male	45	Supervisor
Wang Yawei	Male	54	Employee Supervisor
Qin Gang	Male	55	Employee Supervisor
Wang Shali	Female	55	Employee Supervisor
Li Yuan	Male	62	Independent Supervisor
Wang Daocheng	Male	69	Independent Supervisor
     Particulars of other Senior Management

Name	Gender	Age	Position
Sun Longde	Male	47	Vice President
Shen Diancheng	Male	50	Vice President
Liu Hongbin	Male	46	Vice President
Zhou Mingchun	Male	42	Chief Financial Officer
Li Hualin	Male	46	Vice President and Secretary to the Board of Directors
Zhao Zhengzhang	Male	52	Vice President
Lin Aiguo	Male	51	Chief Engineer
Wang Daofu	Male	53	Chief Geologist
Huang Weihe	Male	51	Chief Engineer
Information on the Changes in the Shareholding in the Company Held by the Directors, Supervisors and Senior Management
Unit: Share

			Number of			Number of
			shares in the			shares in the
			Company	Increase in		Company
			held as at the	the number	Decrease in	held as at the
			beginning of	of shares	the number of	end of the
		Nature of	the reporting	held in the	shares held in	reporting	Reason for
Name	Position	Shares	period	Company	the Company	period	the change
Yu Yibo	Supervisor	A shares	66,500	—	—	66,500	—
Wang Shali	Supervisor	A shares	7,000	—	—	7,000	—
		H shares	18,000	—	—	18,000	—

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

		June	December	June	December
		30, 2009	31, 2008	30, 2009	31, 2008
ASSETS	Notes	The Group	The Group	The Company	The Company

Current assets
Cash at bank and on hand	8	98,391	46,085	77,784	31,759
Notes receivable	9	4,165	4,319	6,316	3,878
Accounts receivable	10a	21,136	16,810	3,514	2,170
Advances to suppliers	11	45,495	37,439	34,220	20,896
Other receivables	10b	7,160	6,224	13,578	14,637
Inventories	12	87,600	90,685	72,069	81,189
Current portion of non- current assets		67	136	67	136
Other current assets		22,021	25,758	20,741	24,388

Total current assets		286,035	227,456	228,289	179,053

Non-current assets
Available-for-sale financial assets	13	2,006	1,985	933	941
Long-term equity investments	14	35,049	28,000	135,590	136,041
Fixed assets	15	253,522	256,197	200,287	204,532
Oil and gas properties	16	464,994	473,090	318,730	321,473
Construction in progress	18	197,679	160,496	166,326	135,501
Construction materials	17	12,636	11,299	11,193	9,736
Fixed assets pending disposal		278	293	261	287
Intangible assets	19	24,579	23,625	19,548	19,096
Goodwill		119	148	119	148
Long-term prepaid expenses	20	13,496	13,343	11,447	11,299
Deferred tax assets	33	210	497	—	—
Other non-current assets		455	533	3	—

Total non-current assets		1,005,023	969,506	864,437	839,054

TOTAL ASSETS		1,291,058	1,196,962	1,092,726	1,018,107

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY BALANCE SHEETS
AS OF JUNE 30, 2009 (CONTINUED)
(All amounts in RMB millions unless otherwise stated)

		June	December	June	December
LIABILITIES AND		30, 2009	31, 2008	30, 2009	31, 2008
SHAREHOLDERS’ EQUITY	Notes	The Group	The Group	The Company	The Company

Current liabilities
Short-term borrowings	22	90,459	87,772	91,381	95,913
Notes payable	23	1,852	433	—	—
Accounts payable	24	124,440	118,286	83,171	85,013
Advances from customers	25	14,128	13,008	9,804	10,985
Employee compensation payable	26	8,972	6,377	7,594	5,395
Taxes payable	27	13,456	15,201	10,401	9,067
Other payables	28	26,700	17,794	22,386	15,266
Current portion of non-current liabilities	30	11,861	5,898	11,600	5,373
Other current liabilities		2,211	882	468	95

Total current liabilities		294,079	265,651	236,805	227,107

Non-current liabilities
Deferred income		339	211	215	186
Long-term borrowings	31	23,042	28,709	16,878	23,362
Debentures payable	32	49,057	4,143	48,500	3,500
Long-term payables		86	57	57	56
Grants payable		782	770	716	711
Provisions	29	37,151	36,262	24,705	23,854
Deferred tax liabilities	33	17,375	12,594	6,389	1,966
Other non-current liabilities		129	126	126	126

Total non-current liabilities		127,961	82,872	97,586	53,761

Total liabilities		422,040	348,523	334,391	280,868

Shareholders’ equity
Share capital	34	183,021	183,021	183,021	183,021
Capital surplus	35	115,305	115,514	128,026	127,960
Special reserve		8,543	—	6,584	—
Surplus reserves	36	115,466	122,216	104,366	109,550
Undistributed profits	37	396,625	373,666	336,338	316,708
Currency translation differences		(4,730)	(2,726)	—	—

Equity attributable to equity holders of the Company		814,230	791,691	758,335	737,239

Minority interest	38	54,788	56,748	—	—

Total shareholders’ equity		869,018	848,439	758,335	737,239

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,291,058	1,196,962	1,092,726	1,018,107

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

		For the six	For the six	For the six	For the six
		months ended	months ended	months ended	months ended
		June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		The	The	The	The
Items	Notes	Group	Group	Company	Company

Operating income	39	415,277	551,339	317,969	393,015
Less: Cost of sales	39	(248,922)	(356,554)	(198,275)	(307,648)
Tax and levies on operations	40	(54,393)	(62,389)	(47,457)	(37,130)
Selling expenses		(20,972)	(21,622)	(17,219)	(17,078)
General and administrative expenses		(24,752)	(26,708)	(18,768)	(21,075)
Finance expenses	41	(3,153)	(1,410)	(2,060)	(205)
Asset impairment losses	42	(41)	(7,430)	(42)	(7,315)
Add: Investment income	43	885	3,767	17,307	44,104

Operating profit		63,929	78,993	51,455	46,668

Add: Non-operating income	44a	1,079	5,615	885	4,606
Less: Non-operating expenses	44b	(1,412)	(3,363)	(1,018)	(1,994)

Profit before taxation		63,596	81,245	51,322	49,280

Less: Taxation	45	(11,719)	(20,364)	(4,325)	4,332

Net profit		51,877	60,881	46,997	53,612

Attributable to:
Equity holders of the Company		50,326	54,331	46,997	53,612
Minority interest		1,551	6,550	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	46	0.27	0.30	0.26	0.29
Diluted earnings per share (RMB Yuan)	46	0.27	0.30	0.26	0.29

Other comprehensive (loss)/income	47	(3,917)	(3,125)	63	(165)

Total comprehensive income		47,960	57,756	47,060	53,447
Attributable to:
Equity holders of the Company		48,397	53,062	47,060	53,447
Minority interest		(437)	4,694	—	—

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

		For the six	For the six	For the six	For the six
		months ended	months ended	months ended	months ended
		June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
		The	The	The	The
Items	Notes	Group	Group	Company	Company

Cash flows from operating activities
Cash received from sales of goods and rendering of services		481,430	635,981	365,841	457,759
Refund of taxes and levies		412	4,186	412	3,329
Cash received relating to other operating activities		181	1,696	4,805	5,274

Sub-total of cash inflows		482,023	641,863	371,058	466,362

Cash paid for goods and services		(195,009)	(374,243)	(167,557)	(325,820)
Cash paid to and on behalf of employees		(27,979)	(34,053)	(18,008)	(27,280)
Payments of taxes and levies		(97,004)	(122,855)	(73,146)	(63,098)
Cash paid relating to other operating activities		(28,218)	(25,941)	(21,677)	(11,597)

Sub-total of cash outflows		(348,210)	(557,092)	(280,388)	(427,795)

Net cash flows from operating activities	48a	133,813	84,771	90,670	38,567

Cash flows from investing activities
Cash received from disposal of investments		3,899	8,094	3,285	8,026
Cash received from returns on investments		747	3,597	16,922	44,492
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets		302	98	148	77

Sub-total of cash inflows		4,948	11,789	20,355	52,595

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets		(91,804)	(78,864)	(71,988)	(68,431)
Cash paid to acquire investments		(7,461)	(348)	(255)	(15,761)

Sub-total of cash outflows		(99,265)	(79,212)	(72,243)	(84,192)

Net cash flows from investing activities		(94,317)	(67,423)	(51,888)	(31,597)

Cash flows from financing activities
Cash received from capital contributions		655	8,232	—	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		655	8,232	—	—
Cash received from borrowings		101,818	38,272	76,111	27,872
Cash received relating to other financing activities		136	24	97	21

Sub-total of cash inflows		102,609	46,528	76,208	27,893

Cash repayments of borrowings		(53,909)	(34,175)	(35,895)	(16,594)
Cash payments for interest expenses and distribution of dividends or profits		(31,253)	(33,420)	(29,978)	(29,821)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,323)	(2,655)	—	—
Capital reduction		(113)	(1,165)	—	—
Cash payments relating to other financing activities		(92)	(53)	(92)	(50)

Sub-total of cash outflows		(85,367)	(68,813)	(65,965)	(46,465)

Net cash flows from financing activities		17,242	(22,285)	10,243	(18,572)

Effect of foreign exchange rate changes on cash and cash equivalents		(656)	(223)	—	—

Net(decrease) / increase in cash and cash equivalents		56,082	(5,160)	49,025	(11,602)

Add: Cash and cash equivalents at beginning of the period	48b	33,150	68,817	21,759	60,332

Cash and cash equivalents at end of the period	48c	89,232	63,657	70,784	48,730

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

	Shareholders’ equity attributable to the Company
						Currency		Total
	Share	Capital	Special	Surplus	Undistributed	translation	Minority	shareholders’
Items	capital	surplus	reserve	reserves	profits	differences	interest	equity

Balance at December 31, 2007	183,021	122,312	—	106,232	329,605	(1,554)	43,786	783,402
Business combinations under common control	—	181	—	—	(139)	—	577	619

Balance at January 1, 2008	183,021	122,493	—	106,232	329,466	(1,554)	44,363	784,021

Changes in the six months ended June 30, 2008
Net profit	—	—	—	—	54,331	—	6,550	60,881
Gains/(losses) recognised directly in equity
Currency translation differences	—	—	—	—	—	(1,085)	(1,832)	(2,917)
Purchase of minority interest in subsidiaries	—	(15)	—	—	—	—	(117)	(132)
Fair value changes of available-for-sale financial assets	—	(184)	—	—	—	—	(24)	(208)
Other	—	3	—	—	—	—	18	21

Sub-total	—	(196)	—	—	54,331	(1,085)	4,595	57,645
Shareholders’ contribution and withdrawal
Capital contribution by shareholders — other	—	—	—	—	—	—	8,232	8,232
Capital reduction	—	—	—	—	—	—	(1,165)	(1,165)
Profit distribution
Special reserve — Safety Fund	—	—	—	2,932	(2,932)	—	—	—
Distribution to shareholders (Note37)	—	—	—	—	(28,708)	—	(2,390)	(31,098)
Distribution to shareholders before purchase	—	—	—	—	(10)	—	(28)	(38)

Balance at June 30, 2008	183,021	122,297	—	109,164	352,147	(2,639)	53,607	817,597

Balance at December 31, 2008	183,021	115,315	—	122,216	373,793	(2,726)	56,106	847,725
Business combinations under common control	—	199	—	—	(127)	—	642	714

Balance at January 1, 2009	183,021	115,514	—	122,216	373,666	(2,726)	56,748	848,439

Changes in the six months ended June 30, 2009
Net profit	—	—	—	—	50,326	—	1,551	51,877
Gains / (losses) recognised directly in equity
Currency translation differences	—	—	—	—	—	(2,004)	(1,996)	(4,000)
Purchase of minority interest in subsidiaries	—	(23)	—	—	—	—	(32)	(55)
Business combinations under common control	—	(248)	—	—	—	—	5	(243)
Fair value changes of available- for-sale financial assets	—	75	—	—	—	—	8	83
Other	—	(13)	—	—	—	—	77	64

Sub-total	—	(209)	—	—	50,326	(2,004)	(387)	47,726
Shareholders’ contribution and withdrawal
Capital contribution by shareholders — other	—	—	—	—	—	—	655	655
Capital reduction	—	—	—	—	—	—	(113)	(113)
Profit distribution
Special reserve — Safety Fund	—	—	8,543	(6,750)	—	—	—	1,793
Distribution to shareholders (Note37)	—	—	—	—	(27,367)	—	(2,115)	(29,482)

Balance at June 30, 2009	183,021	115,305	8,543	115,466	396,625	(4,730)	54,788	869,018

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED COMPANY STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

						Total
	Share	Capital	Special	Surplus	Undistributed	shareholders’
Items	capital	surplus	Reserve	reserves	profits	equity

Balance at January 1, 2008	183,021	128,160	—	94,305	257,086	662,572

Changes in the six months ended June 30, 2008
Net profit	—	—	—	—	53,612	53,612
Losses recognised directly in equity
Currency translation differences	—	(5)	—	—	—	(5)
Fair value changes of available-for-sale financial assets	—	(160)	—	—	—	(160)

Sub-total	—	(165)	—	—	53,612	53,447
Profit distribution
Special reserve — Safety Fund	—	—	—	2,490	(2,490)	—
Distribution to shareholders	—	—	—	—	(28,708)	(28,708)

Balance at June 30, 2008	183,021	127,995	—	96,795	279,500	687,311

Balance at January 1, 2009	183,021	127,960	—	109,550	316,708	737,239

Changes in the six months ended June 30, 2009
Net profit	—	—	—	—	46,997	46,997
Gains recognised directly in equity
Fair value changes of available- for-sale financial assets	—	63	—	—	—	63
Other	—	3	—	—	—	3

Sub-total	—	66	—	—	46,997	47,063
Profit distribution
Special reserve — Safety Fund	—	—	6,584	(5,184)	—	1,400
Distribution to shareholders	—	—	—	—	(27,367)	(27,367)

Balance at June 30, 2009	183,021	128,026	6,584	104,366	336,338	758,335

The accompanying notes form an integral part of these financial statements.

Chairman	Vice Chairman and President	Chief Financial Officer
Jiang Jiemin	Zhou Jiping	Zhou Mingchun

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
1 COMPANY BACKGROUND
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas. The principal subsidiaries of the Group are listed in Note 7.
     The unaudited financial statements were approved by the Board of Directors on August 28, 2009.
2 BASIS OF PREPARATION
     The financial statements of the Group are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance (the “MOF”) on February 15, 2006, Application Guidance of Accounting Standard for Business Enterprises, Interpretation of Accounting Standards for Business Enterprises and other regulations issued thereafter (hereafter referred to as the “Accounting Standard for Business Enterprises”, “China Accounting Standards” or “CAS”).
     The unaudited interim financial statements should be read together with the financial statements of the Group for the year ended December 31, 2008.
3 STATEMENT OF COMPLIANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
     The unaudited consolidated and the Company’s financial statements for the six months ended June 30, 2009 truly and completely present the financial position of the Group and the Company as of June 30, 2009 and their financial performance and their cash flows for the six months then ended in compliance with the Accounting Standards for Business Enterprises.
4 PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
     (1) Accounting Period
     The accounting period of the Group starts on January 1 and ends on December 31.
     (2) Recording Currency
     The recording currency of the Company and most of its subsidiaries is Renminbi (“RMB”). The Group’s consolidated financial statements are presented in RMB.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (3) Measurement properties
     Generally are measured at historical cost unless otherwise stated at fair value, net realisable value or present value of the estimated future cash flow expected to be derived.
     (4) Foreign Currency Translation
     (a) Foreign currency transactions
     Foreign currency transactions are translated into RMB at the exchange rates prevailing at the date of the transactions.
     Monetary items denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recognised in the income statement except for those arising from foreign currency specific borrowings for the acquisition, construction of qualifying assets in connection with capitalisation of borrowing costs. Non-monetary items denominated in foreign currencies measured at historical cost are translated into RMB at the historical exchange rates prevailing at the date of the transactions at the balance sheet date.
     (b) Translation of financial statements represented in foreign currency
     Assets and liabilities of each balance sheet of the foreign operations are translated into RMB at the closing rates at the balance sheet date, while the equity items are translated into RMB at the exchange rates at the date of the transactions, except for the retained earnings. Income and expenses for each income statement of the foreign operations are translated into RMB at the average exchange rates for the year. The currency translation differences resulted from the above-mentioned translations are recognised as a separate component of equity. The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated into RMB at the approximate exchange rates at the date of the transactions. The impact on the cash flow resulted from the foreign currency translation is presented in the cash flow statement separately.
     (5) Cash and Cash Equivalents
     In the cash flow statement, cash refers to all cash on hand and deposit held at call with banks. Cash equivalents refer to short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
     (6) Financial Assets
     Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the Group’s intention and the ability to hold the financial assets.
     (a) Loans and receivables
     Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including accounts receivable, notes receivable, other receivables and cash at bank and on hand.
     (b) Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative that are either designated in this category at initial recognition or not classified in any of the other categories. They are included in other current assets on the balance sheet if they are intended to be sold within 12 months of the balance sheet date.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (c) Recognition and measurement
     Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Related transaction costs of loans and receivables and available-for-sale financial assets are recognised into the initial recognition costs. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or all substantial risks and rewards of ownership have been transferred to the transferee.
     Available-for-sale financial assets are subsequently measured at fair value. The investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost. Loans and receivables are stated at amortised costs using the effective interest method.
     Changes in the fair values of available-for-sale financial assets are recorded into equity except for impairment losses and foreign exchange gains and losses arising from the transaction of monetary financial assets denominated in foreign currencies. When the financial asset is derecognised, the cumulative changes in fair value previously recognised in equity will be recognised in the income statement. The interest of the available-for-sale debt instruments calculated using the effective interest method is recognised as investment income. The cash dividend from the available-for-sale equity instruments is recognised as investment income when the dividend is declared.
     (d) Impairment of financial assets
     The Group assesses the carrying amount of financial assets at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment provision shall be made.
     If a financial asset carried at amortised cost is impaired, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flow (excluding future credit losses that have not been incurred). If there is objective evidence that can prove the value of such financial asset has been recovered, and that it is related to events occurring subsequent to the recognition of impairment, the previously recognised impairment losses shall be reversed and the amount of the reversal will be recognised in the income statement.
     When there is significant or permanent decline in the fair value of an available-for-sale financial asset, the cumulative losses that have been recognised in equity as a result of the decline in the fair value shall be removed from equity and recognised as impairment losses in the income statement. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if in a subsequent period the fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised, the previously recognised impairment losses shall be reversed, and recognised in the income statement. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised in a subsequent period, if its fair value increases and the increase can be objectively related to an event occurring after the impairment losses were recognised in the income statement, the impairment losses shall be reversed and directly recognised in equity.
     (7) Inventories
     Inventories include crude oil and other raw materials, work in progress, finished goods and turnover materials, and are presented at the lower of cost and net realisable value.
     Cost of inventories is determined primarily using the weighted average method. The cost of

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
finished goods and work in progress comprises cost of raw materials, direct labour and production overheads allocated based on normal operating capacity. Turnover materials include low cost consumables and packaging materials. Low cost consumables are amortized with graded amortisation method and packaging materials are expensed off in full.
     Provision for decline in the value of inventories is measured as the excess of the carrying value of the inventories over their net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost to completion and estimated selling expenses and related taxes.
     The Group adopts perpetual inventory system.
     (8) Long-term Equity Investments
     Long-term equity investments comprise the Company’s equity investments in subsidiaries, and the Group’s equity investments in jointly controlled entities and associates.
     (a) Subsidiaries
     Subsidiaries are those entities over which the Group is able to control, i.e. has the power to govern the financial and operating policies so as to obtain benefits from the operating activities of these investees. The potential voting rights, including currently convertible company bonds and exercisable share warrants, are considered when assessing whether the Group has controls over the investees. Investments in subsidiaries are accounted for at cost in the financial statements of the Company and are consolidated after being adjusted by the equity method accounting in consolidated financial statements.
     Long-term equity investments accounted for at cost are measured at the initial investment cost. The cash dividends or profit distributions declared by the investees are recognised as investment income in current period.
     A listing of the Group’s principal subsidiaries is set out in Note 7.
     (b) Jointly controlled entities and associates
     Jointly controlled entities are those over which the Group is able to exercise joint control together with other ventures. Associates are those in which the Group has significant influence over the financial and operating policies.
     The investments in jointly controlled entities and associates are accounted for using the equity method accounting. The excess of the initial cost of the investment over the share of the fair value of the investee’s net identifiable assets is included in the initial cost of the investment. While the excess of the share of the fair value of the investee’s net identifiable assets over the cost of the investment is instead recognised in the income statement in the period in which the investment is acquired and the cost of the long-term equity investment is adjusted accordingly.
     Under the equity method accounting, the Group’s share of its investees’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses of an investee equals or exceeds the carrying amount of the long-term equity investment and other long-term interests which substantively form the net investment in the investee, the Group does not recognise further losses, unless it has obligations to bear extra losses which meet the criteria of recognition for liabilities according to the related standards for contingencies. Movements in the investee’ owner’s equity other than profit or loss should be proportionately recognised in the Group’s capital surplus, provided that the share interest of the investee remained unchanged. The share of the investee’s profit distribution or cash dividends declared is accounted for as a reduction

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
of the carrying amount of the investment upon declaration. The profits or losses arising from the intra-Group transactions between the Group and its investees are eliminated to the extent of the Group’s interests in the investees, on the basis of which the investment income or losses are recognised. The loss on the intra-Group transaction between the Group and its investees, of which nature is asset impairment, is recognised in full amount, and the relevant unrealised loss is not allowed to be eliminated.
     (9) Fixed Assets
     Fixed assets comprise buildings, equipment and machinery, motor vehicles and other. Fixed assets purchased or constructed are initially recorded at cost. The fixed assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.
     Subsequent expenditures for fixed assets are included in the cost of fixed assets only when it is probable that in future economic benefits associated with the items will flow to the Group and the cost of the items can be measured reliably. The carrying amount of the replaced part is derecognised. All other subsequent expenditures are charged to the income statement during the financial period in which they are incurred.
     Fixed assets are depreciated using the straight-line method based on their costs less estimated residual values over their estimated useful lives. For those fixed assets being provided for impairment loss, the related depreciation charge is determined based on the carrying amounts less impairment over their remaining useful lives.
     The estimated useful lives, estimated residual value ratios and annual depreciation rates of the fixed assets are as follows:

		Estimated residual	Annual depreciation
	Estimated useful lives	value ratio %	rate %
Buildings	8 to 40 years	5	2.4 to 11.9
Equipment and Machinery	4 to 30 years	3 to 5	3.2 to 24.3
Motor Vehicles	4 to 14 years	5	6.8 to 25.0
Other	5 to 12 years	5	7.9 to 19.0
     The estimated useful lives, estimated residual values and depreciation method of the fixed assets are reviewed, and adjusted if appropriate, at year end.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its recoverable amount (Note 4(15)).
     The carrying amounts of fixed assets are derecognised when the fixed assets are disposed or no future economic benefits are expected from their use or disposal. When fixed assets are sold, transferred, disposed or damaged, gains or losses on disposal are determined by comparing the proceeds with the carrying amounts of the assets, adjusted by related taxes and expenses, and are recorded in the income statement in the disposal period.
     (10) Oil and Gas Properties
     Oil and gas properties include the mineral interests in properties, wells and related facilities arising from oil and gas exploration and production activities.
     The costs of obtaining the mineral interests in properties are capitalised when they are incurred and are initially recognised at acquisition costs. Exploration license fee, production license

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
fee, rent and other costs for retaining the mineral interests in properties, subsequent to the acquisition of the mineral interests in properties, are charged to the income statement.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs. The non-drilling exploration costs are recorded in the income statement when incurred.
     Oil and gas development costs are capitalised as the respective costs of wells and related facilities for oil and gas development based on their intended use.
     The Ministry of Land and Resources in China issues production licenses to applicants on the basis of the reserve reports approved by relevant authorities. Future oil and gas price increases may extend the productive lives of crude oil and natural gas reservoirs beyond the current terms of the relevant production licenses. Payments on such licenses are made annually and are expensed as incurred.
     The oil and gas properties are amortised at the field level based on the unit of production method except for the mineral interests in unproved properties which are not subjected to depletion. Unit of production rates are based on oil and gas reserves estimated to be recoverable from existing facilities based on the current terms of production licenses. The oil and gas reserves estimates include only crude oil and condensate and natural gas which management believes can be reasonably produced within the current terms of these production licenses.
     The carrying amount of oil and gas properties other than the mineral interests in unproved properties is reduced to the recoverable amount when their recoverable amount is lower than their carrying amount. The carrying amount of the mineral interests in unproved properties is reduced to the fair value when their fair value is lower than their carrying amount (Note 4(15)).
     (11) Construction in progress
     Construction in progress is recognised at actual cost. The actual cost comprises construction costs, other necessary costs incurred and the borrowing costs eligible for capitalisation to prepare the asset for its intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.
     Oil and gas exploration costs include drilling exploration costs and the non-drilling exploration costs, the successful efforts method is used for the capitalisation of the drilling exploration costs. Drilling exploration costs included in the oil and gas exploration costs are capitalised as wells and related facilities when the wells are completed and economically proved reserves are found. Drilling exploration costs related to the wells without economically proved reserves less the net residual value are recorded in the income statement. The related drilling exploration costs for the sections of wells with economically proved reserves are capitalised as wells and related facilities, and the costs of other sections are recorded in the income statement. Drilling exploration costs are temporarily capitalised pending the determination of whether economically proved reserves can be found within one year of the completion of the wells. For wells that are still pending determination of whether economically proved reserves can be found after one year of completion, the related drilling exploration costs remain temporarily capitalised only if sufficient reserves are found in those wells and further exploration activities are required to determine whether they are economically proved reserves or not, and further exploration activities are under way or firmly planned and are about to be implemented. Otherwise the related costs are recorded in the income statement. If proved reserves are discovered in a well, for which the drilling exploration costs have been expensed previously, no adjustment should be made to the drilling

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
exploration costs that were expensed, while the subsequent drilling exploration costs and costs for completion of the well are capitalised. The economically proved reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.
     (12) Intangible Assets
     Intangible assets include land use rights and patents, etc., and are initially recorded at cost. The intangible assets injected by the state-owned shareholder during the Restructuring were initially recorded at the valued amount approved by the relevant authorities managing the state-owned assets.
     Land use rights are amortised using the straight-line method over 30 to 50 years. If it is impracticable to allocate the amount paid for the purchase of land use rights and buildings between the land use rights and the buildings on a reasonable basis, the entire amount is accounted for as fixed assets.
     Patent and other intangible assets are initially recorded at actual cost, and amortised using the straight-line method less than 10 years generally.
     The carrying amount of intangible assets is written down to its recoverable amount when the recoverable amount is lower than the carrying amount (Note 4(15)). The estimated useful lives and amortisation method of the intangible assets with finite useful life are reviewed, and adjusted if appropriate, at each financial year-end.
     (13) Research and Development
     Research expenditure incurred is recognised as an expense. Costs incurred on development projects are recognised as intangible assets to the extent that such expenditure is expected to generate future economic benefits.
     (14) Long-term Prepaid Expenses
     Long-term prepaid expenses include advance lease payments and other prepaid expenses that should be borne by current and subsequent periods and should be amortised over more than one year. Long-term prepaid expenses are amortised using the straight-line method over the expected beneficial periods and are presented at cost less accumulated amortisation.
     (15) Impairment of Non-current Assets
     Fixed assets, oil and gas properties except for mineral interests in unproved properties, intangible assets with finite useful life and long-term equity investments are tested for impairment if there is any indication that an asset may be impaired at the balance sheet date. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount if the impairment test indicates that the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the estimated future cash flow expected to be derived from the asset. Impairment should be assessed and recognised for each individual asset. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the Group of assets to which the asset belongs is determined. A Group of assets is the smallest Group of assets that is able to generate independent cash flow.
     The mineral interests in unproved properties are tested annually for impairment. If the cost incurred to obtain a single property is significant, the impairment test is performed and the

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
impairment loss is determined on the basis of the single property. If the cost incurred to obtain a single property is not significant and the geological structure features or reserve layer conditions are identical or similar to those of other adjacent properties, impairment tests are performed on the basis of a Group of properties that consist of several adjacent mining areas with identical or similar geological structure features or reserve layer conditions.
     Once an impairment loss of these assets is recognised, it is not allowed to be reversed even if the value can be recovered in subsequent period.
     (16) Borrowing Costs
     Borrowing costs incurred that are directly attributable to the acquisition and construction of fixed assets, which require a substantial period of time for acquisition and construction activities to get ready for their intended use, are capitalised as part of the cost of the assets when capital expenditures and borrowing costs have already incurred and the activities of acquisition and construction necessary to prepare the assets to be ready for their intended use have commenced. The capitalisation of borrowing costs ceases when the assets are ready for their intended use. Borrowing costs incurred thereafter are expensed. Capitalisation of borrowing costs should be suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally, and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.
     (17) Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred, and subsequently stated at amortised cost using the effective interest method. The borrowings are classified as short-term borrowings if they need to be repaid less than 1 year (1 year included) of the balance sheet date, and the others are classified as long-term borrowings.
     (18) Employee Compensation
     Employee compensation includes wages, salaries, allowances, employee welfare, social security contributions, housing funds, labour union funds, employee education funds and other relevant compensation incurred in exchange for services rendered by employees.
     Employee compensation is recognised as a liability during the period which employees render services, and it will be allocated into relevant costs and expenses to whichever the employee service is attributable.
     Compensation under the share appreciation right is measured based on the fair value of the liability incurred and is expensed over the vesting period. The liability is remeasured at each balance sheet date to its fair value until settlement with all the changes in liabilities recorded in the income statement.
     (19) Provisions
     Provisions for product guarantee, quality onerous contracts etc. are recognised when the Group has present obligations, and it is probable that an outflow of economic benefits will be required to settle the obligations, and the amounts can be reliably estimated.
     Provisions are measured at the best estimate of the expenditures expected to be required to settle the present obligation. Factors surrounding the contingencies such as the risks, uncertainties and the time value of money shall be taken into account as a whole in reaching the best estimate of provisions. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash flow. The increase in the discounted amount of the provision

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
arising from the passage of time is recognised as interest expense.
     Asset retirement obligations which meet the criteria of provisions are recognised as provisions and the amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements, while a corresponding addition to the related oil and gas properties of an amount equivalent to the provision is also created. This is subsequently depleted as part of the costs of the oil and gas properties. Interest expenses from the assets retirement obligations for each period are recognised with the effective interest method during the useful life of the related oil and gas properties.
     If the conditions for the recognition of the provisions are not met, the expenditures for the decommissioning, removal and site cleaning will be expensed in the income statement when occurred.
     (20) Deferred Tax Assets and Deferred Tax Liabilities
     Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences (temporary differences) arising between the tax bases of assets and liabilities and their carrying amounts. The deductible losses, which can be utilised against the future taxable profit in accordance with tax law, are regarded as temporary differences and a deferred tax asset is recognised accordingly. The deferred tax assets and deferred tax liabilities are not accounted for the temporary differences resulting from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profits (or deductible loss). Deferred tax assets and deferred tax liabilities are determined using tax rates that are expected to apply to the period when the related deferred tax asset is realised or the deferred tax liability is settled.
     Deferred tax assets of the Group are recognised for deductible temporary differences and deductible losses and tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, deductible losses and tax credits can be utilised.
     Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognised for temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, to the extent that, and only to the extent that, it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.
     Deferred tax assets and liabilities which meet the following conditions shall be presented on a net basis:
•	Deferred tax assets and liabilities are related to the income tax of the same entity within the Group levied by the same authority;

•	This entity is legally allowed to settle its current tax assets and liabilities on a net basis.
     (21) Revenue Recognition
     The amount of revenue is determined in accordance with the fair value of the contractual consideration received or receivable for the sales of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, rebates, discounts and returns.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     Revenue is recognised when specific criteria have been met for each of the Group’s activities as described below:
     (a) Sales of goods
     Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and retains neither continuing managerial involvement nor effective control over the goods sold, and it is probable that the economic benefits associated with the transaction will flow to the Group and related revenue and cost can be measured reliably.
     (b) Rendering of services
     The Group recognises its revenue from rendering of services under the percentage-of-completion method. Under the percentage-of-completion method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to be incurred.
     (c) Transfer of the assets use rights
     Interest income is recognised on a time-proportion basis using the effective interest method.
     Revenue from operating lease is recognised using the straight-line method over the period of the lease.
     (22) Leases
     Leases that transfer substantially all the risks and rewards incidental to ownership of assets are classified as finance lease, and the Group had no significant finance lease. Other leases are operating leases.
     Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.
     (23) Dividend Distribution
     Dividend distribution is recognised as a liability in the period in which it is approved by the shareholders.
     (24) Business Combination
     (a) Business combination under common control
     The consideration paid and the net assets obtained by the acquirer are measured at their carrying value. The difference between the carrying value of the net assets obtained and the carrying value of the consideration is adjusted against the capital surplus. If the capital surplus is not sufficient to be offset, the remaining balance is adjusted against retained earnings.
     Costs incurred directly attributable to the business combination are recorded in the income statement when incurred.
     (b) Business combination not under common control
     The acquisition costs paid and the identifiable net assets acquired by the acquirer are measured at their fair value at the acquisition date. Where the cost of combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill. Where the cost of combination is less than the acquirer’s interest in the fair value of the acquirer’s identifiable net assets, the difference is recognised directly in the income statement.
     Costs which are directly attributable to the business combination are included in the cost of the combination.
     (25) Basis of Preparation of Consolidated Financial Statements
     The scope of consolidated financial statements includes the Company and its subsidiaries.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Subsidiaries acquired through business combination under common control are consolidated from the day when they are under common control with the Company of the ultimate controlling party, and their net profit earned before the combination date shall be presented separately in the consolidated income statement.
     When the accounting policies and accounting periods of subsidiaries are not consistent with those of the Company, the Company will make necessary adjustments to the financial statements of the subsidiaries in accordance with the Company’s accounting policies and accounting periods. The financial statements of the subsidiaries acquired from the business combination not under common control are adjusted on the basis of the fair value of the identifiable net assets at the acquisition date when preparing the consolidated financial statements.
     All material intercompany balances, transactions and unrealised gains within the Group are eliminated upon consolidation. The portion of the shareholders’ equity of the subsidiaries that is not attributable to the parent is treated as minority interest and presented separately within shareholders’ equity in the consolidated balance sheet.
     (26) Segment Reporting
     The Group determines its operating segments based on its organisational structure, management requirements and internal reporting system. On the basis of these operating segments, the Group determines the reporting and disclosure of segmental information.
     An operating segment refers to a component of the Group that simultaneously meet the following criteria: (1) the component can generate revenue and incur expenses in ordinary activities; (2) the component’s operating results can be regularly reviewed by the Group’s management to make decisions about resource allocation to the component and assess its performance; (3) the Group can obtain financial information relating to the financial position, operating results and cash flows, etc of the component. When two or more operating segments exhibit similar economic characteristics and meet certain requirements, the Group may aggregate these operating segments into a single operating segment.
     The Group also discloses total external revenue derived from other countries and the total non-current assets located in other countries.
     (27) Critical Accounting Estimates and Judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below:
     (a) Estimation of oil and natural gas reserves
     Oil and natural gas reserves are key factors in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans.
     (b) Estimated impairment of fixed assets and oil and gas properties
     Fixed assets and oil and gas properties are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involve management estimates and judgements such as future prices of crude oil, refined products and chemical products and production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of assets retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price level, etc. In addition to these factors, the present values of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
5 SIGNIFICANT ACCOUNTING POLICY CHANGES
     In accordance with the MOF’s Interpretation of Accounting Standards for Business Enterprise No.2, the Group changed the accounting for the depletion of its oil and gas properties from the straight-line to a unit-of-production method retrospectively and restated the comparative figures in the financial statements. This resulted in increases of RMB 55,045 and RMB 57,999 to the undistributed profits of the Group as of January 1, 2008 and June 30, 2008 respectively and of RMB 2,954 to the net profit attributable to the equity holders of the Company for the six months ended June 30, 2008.
     Pursuant to the the relevant requirements of the State, the Group has accrued for a Safety Fund in accordance with the MOF’s Interpretation of Accounting Standards for Business Enterprise (2008) retrospectively in the financial statements of the Group for the year ended December 31, 2008. This resulted in decreases of RMB 884 and RMB 1,617 to the undistributed profits of the Group as of January 1, 2008 and June 30, 2008 respectively and an increase of RMB 2,199 to the net profit attributable to the equity holders of the Company for the six months ended June 30, 2008. In accordance with MOF’s Interpretation of Accounting Standards for Business Enterprises Explanation No. 3, accrual for the Safety Fund should be recognised as part of the cost of related products or as a current period expense and also a corresponding amount recorded to a “Special Reserve” account. The Group reclassified a balance of RMB 6,750 previously recorded under “Surplus Reserves — Special Reserve” to the “Special Reserve” account which is presented separately in the balance sheet and and applies this new accounting policy January 1, 2009.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
6 TAXATION
     The principal taxes and related tax rates of the Group are presented as below:

Types of taxes	Tax rate	Tax basis

Value Added Tax (the “VAT”)	13% or 17%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	Based on quantities	RMB 14 -30 yuan per ton for crude oil, and RMB 7-15 yuan per thousand of cubic meter for natural gas.
Business Tax	3%	Based on income generated from transportation of crude oil and natural gas.
Consumption Tax	Based on quantities	RMB 1.0 yuan per litre for unleaded gasoline, RMB 0.8 yuan per litre for diesel. RMB 1.0 yuan per litre for naphtha, solvent oil and lubricant and RMB 0.8 yuan per litre for fuel oil.
Corporate Income Tax	15% or 25%	Based on taxable income.
Mineral Resources Compensation Fee	1%	Based on the revenue from sales of crude oil and natural gas.
Crude Oil Special Levy	20% to 40%	Base on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance Construction Tax	1%, 5% or 7%	Based on the actual paid business tax, VAT and consumption tax.
     In accordance with the SAT Guo Shui Fa [2002] No. 47 “Notice of the SAT on the Detailed Implementation Opinions of Fulfilling the Tax Policies related to the Great Development of the Western China”, some branches of the Company got the approval for the preferential tax rate of 15% in 2002 and the preferential tax rate will be valid until 2010. In accordance with the regulations by the Central People’s Government of the People’s Republic of China (the “GOV”) Guo Fa [2007] No. 39 “Notice of the GOV on the transitional preferential policy of Corporate Income Tax”, the above preferential tax rate will be valid continuously until 2010, when the policy will expire.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
7 PRINCIPAL SUBSIDIARIES

				Attributable		Attributable voting
	Country of	Registered		equity interest %		rights %
Company name	incorporation	capital	Principal activities	Direct	Indirect	Direct	Indirect

Daqing Oilfield Company Limited	PRC	47,500	Exploration, production and sale of crude oil and natural gas	100.00	—	100.00	—
CNPC Exploration and Development Company Limited	PRC	16,100	Exploration, production and sale of crude oil and natural gas in and outside the PRC	50.00	—	57.14	—
Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Exploration, production and sale of crude oil and natural gas	—	88.16	—	88.16
PetroKazakhstan Inc.	Canada	US Dollar (“USD”) 1,215 million	Exploration, production and sale of crude oil and natural gas outside the PRC	—	67.00	—	67.00
PetroChina Hong Kong Limited	HK	HK Dollar (“HKD”) 7,592 million	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC	100.00	—	100.00	—
     The Company acquired 100% interest in Sun World Limited through its wholly owned overseas subsidiary PetroChina Hong Kong Limited from CNPC for a consideration of HK$7,592 (approximately RMB 6,693) and the acquisition was completed on December 18, 2008.
8 CASH AT BANK AND ON HAND

	June 30, 2009	December 31, 2008

Cash on hand	88	71
Cash at bank	92,744	44,568
Other cash balances	5,559	1,446

	98,391	46,085

     The Group’s cash at bank and on hand include the following foreign currencies as of June 30, 2009:

	Foreign currency	Exchange rate	RMB equivalent

USD	1,799	6.8319	12,291
Kazakhstan (“Tenge”)	2,643	0.0454	120
Other			1,818

			14,229

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     The Group’s cash at bank and on hand included the following foreign currencies as of December 31, 2008:

	Foreign currency	Exchange rate	RMB equivalent

USD	1,924	6.8346	13,147
Tenge	2,580	0.0566	146
Other			174

			13,467

     As of June 30, 2009, time deposit of USD 250 million (December 31, 2008: USD 200 million) is pledged as collateral for its subsidiaries’ long-term borrowings of USD 250 million (December 31, 2008: USD 200 million) (Note 31); and time deposit of USD 42 million (December 31, 2008: USD 166 million) is pledged as collateral for its associates’ borrowings.
9 NOTES RECEIVABLE
     Notes receivable represent mainly bills of acceptance issued by banks for the sale of goods and products.
     As of June 30, 2009, notes receivable of RMB 3,790 (December 31, 2008: RMB 1,480) is impawned for the subsidiary’s short-term borrowings of RMB 3,790 within the Group (December 31, 2008: RMB 1,480) (Note 22).
     All notes receivable are due within one year.
10 ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
     (a) Accounts receivable

	Group		Company
	June	December	June	December
	30, 2009	31, 2008	30, 2009	31, 2008

Accounts receivable	23,530	19,233	5,678	4,363
Less: Provision for bad debts	(2,394)	(2,423)	(2,164)	(2,193)

	21,136	16,810	3,514	2,170

     The aging of accounts receivable and related provision for bad debts are analysed as follows:

	Group
	June 30, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	20,821	89	(9)	16,563	86	(1)
1 to 2 years	236	1	(9)	156	1	—
2 to 3 years	29	—	—	25	—	(7)
Over 3 years	2,444	10	(2,376)	2,489	13	(2,415)

	23,530	100	(2,394)	19,233	100	(2,423)

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

	Company
	June 30, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	3,338	59	(6)	2,024	47	—
1 to 2 years	122	2	(9)	83	2	—
2 to 3 years	15	—	—	13	—	(5)
Over 3 years	2,203	39	(2,149)	2,243	51	(2,188)

	5,678	100	(2,164)	4,363	100	(2,193)

     As of June 30, 2009, accounts receivable of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 2,372 (December 31, 2008: RMB 4,870).
     As of June 30, 2009, the top five debtors of accounts receivable of the Group amounted to RMB 7,251, representing 31% of total accounts receivable.
     During the six months ended June 30, 2009 and the six months ended June 30, 2008, the Group had no significant write off of the provision for bad debts of accounts receivable.
     (b) Other receivables

	Group		Company
	June	December	June	December
	30, 2009	31, 2008	30, 2009	31, 2008
Other receivables	11,046	10,122	15,447	16,545

Less: Provision for bad debts	(3,886)	(3,898)	(1,869)	(1,908)

	7,160	6,224	13,578	14,637

     The aging analysis of other receivables and the related provision for bad debts are analysed as follows:

	Group
	June 30, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	5,502	50	(36)	5,134	51	(102)
1 to 2 years	1,399	13	(106)	784	8	—
2 to 3 years	126	1	(3)	87	1	(4)
Over 3 years	4,019	36	(3,741)	4,117	40	(3,792)

	11,046	100	(3,886)	10,122	100	(3,898)

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

	Company
	June 30, 2009			December 31, 2008
		Percentage of	Provision for		Percentage of	Provision for
	Amount	total balance %	bad debts	Amount	total balance %	bad debts

Within 1 year	3,719	24	(7)	7,227	44	(2)
1 to 2 years	9,659	63	(3)	7,178	43	—
2 to 3 years	45	—	(3)	43	—	(3)
Over 3 years	2,024	13	(1,856)	2,097	13	(1,903)

	15,447	100	(1,869)	16,545	100	(1,908)

     As of June 30, 2009, other receivables of the Group from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 647 (December 31, 2008: RMB 1,013).
     As of June 30, 2009, the top five debtors of other receivables of the Group amounted to RMB 3,064, representing 28% of total other receivables.
     During the six months ended June 30, 2009 and the six months ended June 30, 2008, the Group had no significant write off of the provision for bad debts of other receivables.
11 ADVANCES TO SUPPLIERS

	June 30, 2009	December 31, 2008

Advances to suppliers	45,538	37,484

Less: Provision for bad debts	(43)	(45)

	45,495	37,439

     As of June 30, 2009 and December 31, 2008, advances to suppliers of the Group are mainly aged within one year.
     As of June 30, 2009, advances to suppliers from shareholders who hold 5% or more of the voting rights in the Company amounted to RMB 27,408 (December 31, 2008: RMB 13,864).
12 INVENTORIES

	June 30, 2009	December 31, 2008
Cost

Crude oil and other raw materials	31,963	31,319
Work in progress	5,438	3,472
Finished goods	50,987	65,074
Turnover materials	34	31

	88,422	99,896
Less: Write down in inventories	(822)	(9,211)

Net book value	87,600	90,685

     As of June 30, 2009, inventories of RMB 13 are pledged as collateral for the Group’s short-term borrowings of RMB 13 (Note 22).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
13 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30, 2009	December 31, 2008

Available-for-sale debenture	13	15
Available-for-sale equity instrument	2,526	2,504

Less: Provision for impairment	(533)	(534)

	2,006	1,985

14 LONG-TERM EQUITY INVESTMENTS

	Group
	December			June
	31, 2008	Addition	Reduction	30, 2009

Associates and jointly controlled entities (a)	28,187	7,992	(944)	35,235

Less : Provision for impairment (b)	(187)			(186)

	28,000			35,049

	Company
	December			June
	31, 2008	Addition	Reduction	30, 2009

Subsidiaries (c)	131,619	1,185	(82)	132,722
Associates and jointly controlled entities	4,608	148	(1,702)	3,054

Less : Provision for impairment	(186)			(186)

	136,041			135,590

     As of June 30, 2009, the above-mentioned investments are not subject to restriction on conversion into cash or remittance of investment income.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
      (a) Investments in principal associates and jointly controlled entities

								For the six
						As of June		months ended
	Country of					30, 2009		June 30, 2009
	incorpo-	Principal	Registered	Interest	Voting	Total	Total		Net
	ration	activities	capital	held %	rights %	assets	liabilities	Revenues	profit

Dalian West Pacific Petrochemical Co., Ltd.	PRC	Production and sale of petroleum and petrochemical products	USD 258 million	28.44	28.44	8,903	11,158	12,718	858

China Marine Bunker (PetroChina) Co., Ltd.	PRC	Oil import and export trade and transportation, sale and storage	1,000	50.00	50.00	5,635	2,815	9,010	130
     Investments in associates and jointly controlled entities are listed below.

					Share of
					profit of	Cash	Currency
					investees	divid-	transla-	Associates
	Initial	Decemb-			under	end	tion	transferred to
	investme-	er 31,	Addi-	Reduc-	equity	decla-	differenc-	subsidia-	June
	nt cost	2008	tion	tion	method	red	es	ries	30, 2009

Dalian West Pacific Petrochemical Co., Ltd.	566	—	—	—	—	—	—	—	—

China Marine Bunker (PetroChina) Co., Ltd.	740	1,253	33	—	65	—	—	—	1,351
      (b) Provision for impairment

	June 30, 2009	December 31, 2008

Associates and jointly controlled entities
PetroChina Shouqi Sales Company Limited	(60)	(60)
PetroChina Beiqi Sales Company Limited	(49)	(49)
Other	(77)	(78)

	(186)	(187)

     (c) Subsidiaries
     Principal subsidiaries

			For the six months ended
	As of June 30, 2009		June 30, 2009
	Total assets	Total liabilities	Revenue	Net profit

Daqing Oilfield Company Limited	167,092	50,513	58,722	14,702
CNPC Exploration and Development Company Limited	89,751	16,426	14,306	1,072
PetroChina HongKong Limited	14,343	3,696	1,734	120

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     Investment in subsidiaries:

	Initial				Disposal or
	Investment	Additional	December	Additional	deduction	Transferred	June
	cost	investment	31, 2008	investment	of capital	to branch	30, 2009

Daqing Oilfield Company Limited	66,720	—	66,720	—	—	—	66,720
CNPC Exploration and Development Company Limited	15,778	8,000	23,778	—	—	—	23,778
PetroChina HongKong Limited	6,719	—	6,719	—	—	—	6,719
Other			34,402	1,185	(9)	(73)	35,505

Total			131,619	1,185	(9)	(73)	132,722

15 FIXED ASSETS

		Equipment
		and	Motor
	Buildings	Machinery	Vehicles	Other	Total

Cost

On December 31, 2008	101,552	367,781	17,801	9,532	496,666
Transferred from construction in progress	2,718	6,973	—	577	10,268
Other addition	254	1,996	775	69	3,094
Reduction	(277)	(557)	(36)	(32)	(902)
Currency translation differences	(458)	(529)	(139)	(249)	(1,375)

On June 30, 2009	103,789	375,664	18,401	9,897	507,751

Accumulated depreciation

On December 31, 2008	(26,565)	(179,100)	(8,846)	(4,611)	(219,122)
Charge for the period	(2,407)	(11,386)	(774)	(356)	(14,923)
Reduction	114	373	26	12	525
Currency translation differences	134	173	73	126	506

On June 30, 2009	(28,724)	(189,940)	(9,521)	(4,829)	(233,014)

Provision for impairment

On December 31, 2008	(3,157)	(18,117)	(38)	(35)	(21,347)
Addition	—	—	—	—	—
Reduction	12	120	—	—	132

On June 30, 2009	(3,145)	(17,997)	(38)	(35)	(21,215)

Net book value
On June 30, 2009	71,920	167,727	8,842	5,033	253,522

On December 31, 2008	71,830	170,564	8,917	4,886	256,197

     As of June 30, 2009, the Group had no significant fixed assets which were temporarily idle.
     As of June 30, 2009, fixed assets under operating leases are mainly equipment and machinery which amounted to RMB 221.
     As of June 30, 2009, fixed assets of RMB 390 are pledged as collateral for the Group’s short-term borrowings of RMB 119 (Note 22).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
16 OIL AND GAS PROPERTIES

				Currency
	December			translation	June
	31, 2008	Addition	Reduction	differences	30, 2009

Cost
Mineral interests in unproved properties	2,390	—	—	(1)	2,389
Wells and related facilities	788,242	20,830	(3)	(4,145)	804,924

	790,632	20,830	(3)	(4,146)	807,313

Accumulated depletion
Wells and related facilities	(310,226)	(26,348)	2	1,569	(335,003)

	(310,226)	(26,348)	2	1,569	(335,003)

Provision for impairment
Mineral interests in unproved properties	—	—	—	—	—
Wells and related facilities	(7,316)	—	—	—	(7,316)

	(7,316)	—	—	—	(7,316)

Net book value
Mineral interests in unproved properties	2,390	—	—	(1)	2,389
Wells and related facilities	470,700	(5,518)	(1)	(2,576)	462,605

	473,090	(5,518)	(1)	(2,577)	464,994

     As of June 30, 2009, the asset retirement obligations capitalized in the cost of oil and gas properties amounted to RMB 32,544 (December 31, 2008: RMB 32,504). Depletion charge for the six months ended June 30, 2009 was RMB 1,489 (for the six months ended June 30, 2008: 1,090).
17 CONSTRUCTION MATERIALS
     The Group’s construction materials mainly represent the actual cost of materials purchased for construction projects.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
18 CONSTRUCTION IN PROGRESS

							June
							30, 2009
				Transferred to				Including:		Proportion of
		December		fixed assets or		Currency		Capitalised		construction
		31, 2008	Addition	oil and gas	Dry hole	translation		interest	Source of	compared to
Project Name	Budget	Amount	Amount	properties	expenses	differences	Amount	expense	the fund	budget %

Dushanzi Petrochemical 10 million tons / year of Kazakh oil	9,149	7,087	193	(39)	—	—	7,241	291	Self & Loan	81
Dushanzi Petrochemical 1 million tons / year ethylene	20,916	14,782	1,485	(347)	—	—	15,920	666	Self & Loan	78
Guangxi Petrochemical 10 million tons / year refinery	15,120	7,232	1,080	(10)	—	—	8,302	204	Self & Loan	55
Lanzhou-Zhengzhou-Changsha pipeline	11,900	8,579	1,072	—	—	—	9,651	376	Self & Loan	81
West-East pipeline II	142,243	14,753	16,658	(1)	—	—	31,410	571	Self & Loan	22
Other		108,328	53,155	(30,411)	(5,735)	79	125,416	1,219

		160,761	73,643	(30,808)	(5,735)	79	197,940	3,327

Less: Provision for impairment		(265)					(261)

		160,496					197,679

     For the six months ended June 30, 2009, the capitalised interest expense amounted to RMB 1,270 (for the six months ended June 30, 2008: RMB 1,119). The annual interest rates used to determine the capitalised amount in 2009 are 5.184% (during the six months ended June 30, 2008: 6.966%).
19 INTANGIBLE ASSETS

						Currency
		December				translation	June	Accumulated
	Cost	31, 2008	Addition	Reduction	Amortisation	differences	30, 2009	amortisation

Land use rights	20,766	17,507	899	(52)	(284)	(25)	18,045	(2,721)
Patents	2,976	1,513	—	(3)	(101)	—	1,409	(1,567)
Other (i)	8,387	5,261	997	(3)	(461)	(43)	5,751	(2,636)

	32,129	24,281	1,896	(58)	(846)	(68)	25,205	(6,924)

Less: Provision for impairment		(656)					(626)

		23,625					24,579

(i)	Other intangible assets principally include non-proprietary technology and trademark use right etc.
     Research and development expenditures for the six months ended June 30, 2009 amounted to RMB 4,191 (for the six months ended June 30, 2008: RMB 5,153), which have been recognised in the income statement.
     As of June 30, 2009, intangible assets of RMB 3 are pledged as collateral for the Group’s short-term borrowings of RMB 10 (Note 22).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
20 LONG-TERM PREPAID EXPENSES

	June 30, 2009	December 31, 2008

Advance lease payments (i)	9,451	9,326
Other	4,045	4,017

	13,496	13,343

(i)	Advance lease payments are principally for use of land sub-leased from entities other than the PRC land authorities.
21 PROVISION FOR ASSETS

	December			June
	31, 2008	Addition	Reduction	30, 2009

Bad debts provision for accounts receivable	2,423	26	(55)	2,394
Bad debts provision for other receivables	3,898	31	(43)	3,886
Bad debts provision for advances to suppliers	45	—	(2)	43
Provision for declines in the value of inventories	9,211	96	(8,485)	822
Provision for impairment of available-for-sale financial assets	534	—	(1)	533
Provision for impairment of long-term equity investments	187	—	(1)	186
Provision for impairment of fixed assets	21,347	—	(132)	21,215
Provision for impairment of oil and gas properties	7,316	—	—	7,316
Provision for impairment of construction in progress	265	—	(4)	261
Provision for impairment of intangible assets	656	—	(30)	626

Total	45,882	153	(8,753)	37,282

22 SHORT-TERM BORROWINGS

	June 30, 2009	December 31, 2008

Secured borrowings
Guarantee — RMB	843	80
Pledge — RMB	142	361
Impawn — RMB	3,790	1,480
Unsecured borrowings
Unsecured — USD	13,742	7,896
Unsecured — RMB	71,942	77,955

	90,459	87,772

     As of June 30, 2009, the short-term guaranteed borrowings are guaranteed by CNPC and its subsidiaries.
     As of June 30, 2009, the short-term pledged borrowings were secured by inventories with a net book value of RMB 13 (December 31, 2008: RMB 10), fixed assets of a net book value of RMB 390 (December 31, 2008: RMB 759) and intangible assets with a net book value of RMB 3 as collateral (December 31, 2008: RMB 5).
     As of June 30, 2009, the short-term impawned borrowings were secured by notes receivable of

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
RMB 3,790 (December 31, 2008: RMB 1,480).
     As of June 30, 2009, the short-term borrowings include loans from CNPC and a fellow CNPC subsidiary of RMB 70,029 (December 31, 2008: RMB 60,819).
     The weighted average interest rate for short-term borrowings as of June 30, 2009 is 3.24% per annum (December 31, 2008: 4.02%).
23 NOTES PAYABLE
     As of June 30, 2009 and December 31, 2008, notes payable represented mainly trade accepted notes. All notes are matured within one year.
     As of June 30, 2009, notes payable to shareholders who hold 5% or more of the voting rights in the Company are RMB 128 (December 31, 2008: None).
24 ACCOUNTS PAYABLE
     As of June 30, 2009, accounts payable included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 44,175 (December 31, 2008: RMB 38,202).
     As of June 30, 2009, accounts payable aged over one year amounted to RMB 10,897 (December 31, 2008: RMB 12,067), and mainly comprised of payables to several major customers and were not settled.
25 ADVANCES FROM CUSTOMERS
     As of June 30, 2009, advances from customers included amount payable to shareholders who hold 5% or more of the voting rights in the Company RMB 842 (December 31, 2008: RMB 801)
26 EMPLOYEE COMPENSATION PAYABLE

	December			June
	31, 2008	Addition	Reduction	30, 2009

Wages, salaries and allowances	3,832	20,603	(18,625)	5,810
Staff Welfare	9	1,541	(1,037)	513
Social security contributions	1,122	5,755	(5,917)	960
Housing fund	73	1,839	(1,829)	83
Labour union funds and employee education funds	1,198	714	(466)	1,446
Other	143	122	(105)	160

	6,377	30,574	(27,979)	8,972

     As of June 30, 2009, employee benefits payable did not contain any balance in arrears.
27 TAXES PAYABLE

	June 30, 2009	December 31, 2008

Consumption tax payable	5,955	1,225
Crude oil special levy payable	2,305	8,677
Other	5,196	5,299

	13,456	15,201

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
28 OTHER PAYABLES
     As of June 30, 2009, other payables included amounts payable to shareholders who hold 5% or more of the voting rights in the Company RMB 4,499 (December 31, 2008: RMB 2,751).
     As of June 30, 2009, other payables aged over one year amounted to RMB 6,171 (December 31, 2008: RMB 5,361), and mainly comprised payables to several major counterparts that have not been settled.
     As of June 30, 2009, other payables mainly comprised deposits and payments made on behalf.
29 PROVISIONS
     Provisions relate mainly to future retirement obligations on oil and gas properties. The Group has formulated plans for future removal of oil and gas properties based on related industry conventions and has assumed an obligation towards the Chinese government for such future activities. For the six months ended June 30, 2009 the Group accrued RMB 147 (for the six months ended June 30, 2008: RMB 529) in relation to the retirement obligations. As of June 30, 2009 the remaining balance of the retirement obligations is RMB 37,151 (December 31, 2008: RMB 36,262).
30 CURRENT PORTION OF NON-CURRENT LIABILITIES

	June 30, 2009	December 31, 2008

Long-term borrowings due within one year
Secured borrowings
Guarantee — USD	65	63
Guarantee — RMB	80	—
Impawn — RMB	10	170
Unsecured borrowings
Unsecured — RMB	10,102	5,406
Unsecured — USD	1,413	66
Unsecured — Other	20	22

	11,690	5,727
Debentures payable due within one year	171	171

	11,861	5,898

     As of June 30, 2009, the long-term borrowings due within one year of RMB 4,000 (December 31, 2008: RMB 5,120) are from CNPC and fellow CNPC subsidiaries.
     The above-mentioned long-term guaranteed borrowings due within one year were guaranteed by CNPC and its subsidiaries.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
31 LONG-TERM BORROWINGS

	June 30, 2009	December 31, 2008

Secured borrowings
Pledge — USD	1,708	1,367
Pledge — RMB	—	195
Impawn — RMB	95	—
Guarantee — USD	377	407
Guarantee — RMB	566	454
Unsecured borrowings
Unsecured — RMB	22,271	22,602
Unsecured — USD	9,505	9,184
Unsecured — Other	210	227

	34,732	34,436
Less: Long-term borrowings due within one year (Note 30)	(11,690)	(5,727)

	23,042	28,709

     As of June 30, 2009, the above-mentioned long-term pledged borrowings were secured by time deposits of USD 250 million (Note 8) (December 31, 2008: USD 200 million), as of June 30, 2009 no fixed assets are pledged (December 31, 2008: 410).
     The above-mentioned long-term impawned borrowings were impawned by the fees collection rights derived from sales of natural gas.
     The above-mentioned long-term guaranteed borrowings were guaranteed by CNPC and its subsidiaries.
     As of June 30, 2009, long-term borrowings of RMB 19,943 (December 31, 2008: RMB 20,179) were from CNPC and fellow CNPC subsidiaries.
     The maturities of long-term borrowings at the dates indicated are analysed as follows:

	June 30, 2009	December 31, 2008

Between one to two years	5,541	15,271
Between two to five years	8,019	3,762
After five years	9,482	9,676

	23,042	28,709

     The weighted average interest rate for long-term borrowings as of June 30, 2009 is 3.82% (December 31, 2008: 4.91%).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     Long-term borrowings including long-term borrowings due within one year are listed by lender as below:

	June 30, 2009	December 31, 2008

Industrial and Commercial Bank of China Ltd.	6,000	6,070
China Construction Bank Corporation	353	472
Bank of China	5,238	4,670
Agricultural Bank of China	95	—
China Development Bank	150	200
The World Bank	377	407
CNPC and fellow CNPC subsidiaries	19,943	20,179
Other bank borrowings	1,965	1,512
Other foreign government or company borrowings	611	926

	34,732	34,436

     The fair values of the above-mentioned borrowings amounted to RMB 34,280 (December 31, 2008: RMB 34,088). The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates as of balance sheet date of the Group’s availability of financial instruments (terms and characteristics similar to the borrowings).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
32 DEBENTURES PAYABLE

				Annual
		Issue	Term of	interest	December			June
Debentures’ Name	Currency	date	Debentures	rate%	31, 2008	Addition	Reduction	30, 2009

2003 PetroChina Company Limited Corporate debentures	RMB	October 28, 2003	10 - year	4.11	1,500	—	—	1,500
2006 PetroChina Company Limited Corporate debentures	RMB	October 23, 2006	5 - year	3.76	2,000	—	—	2,000
2009 PetroChina Company Limited Corporate first medium-term notes	RMB	January 13, 2009	3 - year	2.70	—	15,000	—	15,000
2009 PetroChina Company Limited Corporate second medium-term notes	RMB	March 19, 2009	3 - year	2.28	—	15,000	—	15,000
2009 PetroChina Company Limited Corporate third medium-term notes	RMB	May 26, 2009	5 - year	3.35	—	15,000	—	15,000
Other					814	—	(86)	728

					4,314	45,000	(86)	49,228

Less: Debentures Payable due within one year					(171)			(171)

					4,143			49,057

     The above-mentioned debentures were issued at the par value, without premium or discount.
     The fair values of the debentures amounted to RMB 45,044 (December 31, 2008: RMB 4,020). The fair values are based on discounted cash flows using an applicable discount rate which is based on the prevailing market rates as of the balance sheet date of the Company’s availability of financial instruments (terms and characteristics similar to the borrowings).

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
33 DEFERRED TAX ASSETS AND LIABILITIES
     Deferred tax assets and liabilities before offset are listed as below:
     (a) Deferred tax assets

	June 30, 2009		December 31, 2008
		Deductible		Deductible
	Deferred	temporary	Deferred	temporary
	tax assets	differences	tax assets	differences

Provision for impairment of assets	6,701	27,625	8,051	33,086
Wages and welfare	794	3,355	432	1,823
Carry forward of losses	252	1,289	294	1,481
Other	5,525	22,264	5,920	23,608

	13,272	54,533	14,697	59,998

     (b) Deferred tax liabilities

	June 30, 2009		December 31, 2008
	Deferred	Taxable temporary	Deferred	Taxable temporary
	tax liabilities	differences	tax liabilities	differences

Depreciation and depletion of fixed assets and oil and gas properties	28,638	119,532	25,136	105,673
Other	1,799	13,085	1,658	13,840

	30,437	132,617	26,794	119,513

     Deferred tax assets and liabilities after offset are listed as below:

	June 30, 2009	December 31, 2008
Deferred tax assets	210	497
Deferred tax liabilities	17,375	12,594
34 SHARE CAPITAL

	June 30, 2009	December 31, 2008

H shares	21,099	21,099
A shares	161,922	161,922

	183,021	183,021

     The assets and liabilities injected by CNPC in 1999 had been valued by China Enterprise Appraisal Co. The net assets injected by CNPC had been exchanged for 160 billion state-owned shares of the Company with a par value of RMB 1.00 per share. The excess of the value of the net assets injected over the par value of the state-owned shares had been recorded as capital surplus.
     Pursuant to the approval of China Securities Regulatory Commission (“CSRC”), on April 7, 2000, the Company issued 17,582,418,000 foreign capital stock, in which 1,758,242,000 shares

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
were converted from the prior state-owned shares of the Company owned by CNPC.
     The above-mentioned foreign capital stock represented by 13,447,897,000 H shares and 41,345,210 ADS (each representing 100 H shares), were listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange Inc. on April 7, 2000 and April 6, 2000, respectively.
     The Company issued 3,196,801,818 new H shares with a par value of RMB 1.00 per share on September 15, 2005. CNPC also converted 319,680,182 state-owned shares it held into H shares and sold them concurrently with PetroChina’s issuance of new H shares.
     The Company issued 4,000,000,000 A shares with a par value of RMB 1.00 on October 31, 2007. The A shares were listed on the Shanghai Stock Exchange on November 5, 2007.
     Following the issuance of the A shares, all the existing state-owned shares issued before November 5, 2007 held by CNPC have been registered with the China Securities Depository and Clearing Corporation Limited as A shares.
35 CAPITAL SURPLUS

	December			June
	31, 2008	Addition	Reduction	30, 2009

Capital premium	74,403	—	(248)	74,155
Other capital surplus
Capital surplus under the old CAS	40,955	—	—	40,955
Fair values of available-for-sale financial assets	24	75	—	99
Other	132	—	(36)	96

	115,514	75	(284)	115,305

36 SURPLUS RESERVES

	December			June
	31, 2008	Addition	Reduction	30, 2009

Statutory Surplus Reserves	115,426	—	—	115,426
Discretionary Surplus Reserves	40	—	—	40
Special Reserve -Safety Fund (Note 5)	6,750	—	(6,750)	—

	122,216	—	(6,750)	115,466

     Pursuant to the Company Law of PRC, the Company’s Articles of Association and the resolution of Board of Directors, the Company is required to transfer 10% of its net profit to a Statutory Surplus Reserves. Appropriation to the Statutory Surplus Reserves may be ceased when the fund aggregates to 50% of the Company’s registered capital. The Statutory Surplus Reserves may be used to make good previous years’ losses or to increase the capital of the Company upon approval.
     The Discretionary Surplus Reserves is approved by a resolution of shareholders’ general meeting after Board of Directors’ proposal. The Company may convert its Discretionary Surplus Reserves to make good previous years’ losses or to increase the capital of the Company. The Company has not extracted Discretionary Surplus Reserves for the six months ended June 30, 2009

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
(for the six months ended June 30, 2008: None).
37 UNDISTRIBUTED PROFITS
     As authorized by the general meeting of stockholders on May 12, 2009, the Board of Directors decided to distribute interim dividends on the meeting hold on August 28, 2009, of RMB 0.12417 yuan per share, amounting to a total of RMB 22,725, according to the issued 183,021 million shares.
     At the meeting on March 25, 2009, the Board of Directors proposed final dividends attributable to equity holders of the Company in respect of 2008 of RMB 0.14953 yuan per share, amounting to a total of RMB 27,367, according to the issued 183,021 million shares, with the approval by shareholders in the Annual General Meeting on May 12, 2009.
     At the meeting on March 19, 2008, the Board of Directors proposed final cash dividends attributable to equity holders of the Company in respect of 2007 of RMB 0.156859 yuan per share, amounting to a total of RMB 28,708, according to the issued 183,021 million shares, with the approval by shareholders in the Annual General Meeting on May 15, 2008.
38 MINORITY INTEREST
     Minority interest attributable to minority shareholders of subsidiaries

	June 30, 2009	December 31, 2008

Daqing Yu Shu Lin Oilfield Company Limited	399	398
CNPC Exploration and Development Company Limited	30,884	32,650
Petro Kazakhstan Inc.	6,149	6,247
CNPC (Hong Kong) Limited	4,369	4,226
Other	12,987	13,227

	54,788	56,748

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
39 OPERATING INCOME AND COST OF SALES

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Income from principal operations (a)	404,896	535,844
Income from other operations (b)	10,381	15,495

	415,277	551,339

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Cost of sales from principal operations (a)	238,763	342,619
Cost of sales from other operations (b)	10,159	13,935

	248,922	356,554

     Income from the Group’s five largest customers for the six months ended June 30, 2009 was RMB 46,433, representing 11% of the Group’s total operating income.

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Income from principal operations (a)	311,409	385,270
Income from other operations (b)	6,560	7,745

	317,969	393,015

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Cost of sales from principal operations (a)	191,483	300,496
Cost of sales from other operations (b)	6,792	7,152

	198,275	307,648

     Income from the Company’s five largest customers for the six months ended June 30, 2009 was RMB 31,690, representing 10% of the Company’s total operating income.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (a) Income from and cost of sales from principal operations

	Group
	For the six months ended		For the six months ended
	June 30, 2009		June 30, 2008
	Income	Cost	Income	Cost

Exploration and production	158,854	99,845	311,470	113,125
Refining and Chemicals	213,519	143,158	269,497	308,037
Marketing	299,939	273,414	396,761	372,162
Natural gas and pipeline	34,659	23,662	30,580	21,449
Other	32	47	345	65
Intersegment elimination	(302,107)	(301,363)	(472,809)	(472,219)

Total	404,896	238,763	535,844	342,619

	Company
	For the six months ended		For the six months ended
	June 30, 2009		June 30, 2008
	Income	Cost	Income	Cost

Exploration and production	122,741	98,919	252,805	148,686
Refining and Chemicals	213,351	143,093	269,017	307,758
Marketing	210,456	192,492	240,751	219,213
Natural gas and pipeline	30,539	21,904	27,387	20,133
Other	24	36	39	53
Intersegment elimination	(265,702)	(264,961)	(404,729)	(395,347)

Total	311,409	191,483	385,270	300,496

     (b) Income from and cost of sales from other operations

	Group
	For the six months ended		For the six months ended
	June 30, 2009		June 30, 2008
	Income	Cost	Income	Cost

Sale of materials	2,865	2,695	3,535	3,316
Other	7,516	7,464	11,960	10,619

Total	10,381	10,159	15,495	13,935

	Company
	For the six months ended		For the six months ended
	June 30, 2009		June 30, 2008
	Income	Cost	Income	Cost

Sale of materials	1,409	1,370	2,263	2,078
Other	5,151	5,422	5,482	5,074

Total	6,560	6,792	7,745	7,152

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
40 TAX AND LEVIES ON OPERATIONS

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Business tax	533	465
City maintenance and construction tax	4,169	3,167
Educational surcharge	2,114	1,546
Consumption tax	39,702	7,035
Resource tax	2,834	1,635
Crude oil special levy	2,385	48,019
Other	2,656	522

	54,393	62,389

41 FINANCE EXPENSES

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Interest expense	2,551	1,717
Less: Interest income	(504)	(1,503)
Exchange losses	1,103	2,332
Less: Exchange gains	(265)	(1,325)
Other	268	189

	3,153	1,410

42 ASSET IMPAIRMENT LOSSES

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Impairment losses for bad debts provision	(34)	52
Impairment losses for declines in the value of inventories	75	1,422
Impairment losses for available-for-sale financial assets	—	10
Impairment losses for fixed assets and oil and gas properties	—	5,905
Impairment losses for intangible assets	—	22
Impairment losses for construction in progress	—	—
Impairment losses for long-term equity investments	—	19

	41	7,430

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
43 INVESTMENT INCOME

	Group
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Gain on available-for-sale financial assets	143	108
Share of profit of associates and jointly controlled entities	739	3,696
Gain/(loss) on disposal of long-term equity investments	1	(3)
Other	2	(34)

	885	3,767

	Company
	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Gain on available-for-sale financial assets	64	92
Share of profit of associates and jointly controlled entities	121	119
Dividends declared by subsidiaries	17,086	43,823
Gain/(loss) on disposal of long-term equity investments	37	(5)
Loss on disposal of subsidiaries	3	—
Other	(4)	75

	17,307	44,104

44 NON-OPERATING INCOME AND EXPENSES
     (a) Non-operating income

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Gains on disposal of fixed assets and oil and gas properties	174	68
Government grants	487	5,251
Other	418	296

	1,079	5,615

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (b) Non-operating expenses

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Loss on disposal of fixed assets and oil and gas properties	109	608
Fines	257	1,278
Donation	52	96
Extraordinary loss	115	493
Other	879	888

	1,412	3,363

45 TAXATION

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Income taxes	6,224	22,015
Deferred taxes	5,495	(1,651)

	11,719	20,364

     The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Profit before taxation	63,596	81,245

Tax calculated at a tax rate of 25%	15,899	20,311
Prior year tax return adjustment	(2,216)	25
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	130	4,626
Effect of preferential tax rate	(2,454)	(5,746)
Tax effect of income not subject to tax	(305)	(742)
Tax effect of expenses not deductible for tax purposes	665	1,890

Taxation	11,719	20,364

46 EARNINGS PER SHARE
     Basic and diluted earnings per share for the six months ended June 30, 2009 and June 30, 2008 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
     There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
47 OTHER COMPREHENSIVE INCOME

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Currency translation difference	(4,000)	(2,917)
Fair value gain/(loss) from available-for-sale financial assets	104	(262)
Income tax relating to components of other comprehensive income/(loss)	(21)	54

Other comprehensive income	(3,917)	(3,125)

48 NOTES TO CONSOLIDATED CASH FLOW
     (a) Reconciliation from the net profit to the cash flow operating activities

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Net profit	51,877	60,881
Add: Impairment of asset, net	41	7,430
Depreciation and depletion of fixed assets and oil and gas properties	41,079	35,556
Amortisation of intangible assets	846	694
Amortisation of long-term prepaid expenses	1,085	899
Loss on disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	5,672	7,176
Finance expense	2,047	214
Investment income	(885)	(3,767)
Increase/(decrease) in deferred taxation	5,495	(1,651)
Decrease/(increase) in inventories	3,010	(11,551)
Decrease/(increase) in operating receivables	625	(33,068)
Increase in operating payables	22,921	21,958

Net cash from operating activities	133,813	84,771

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (b) Net increase/(decrease) in cash and cash equivalents

	For the six months	For the six months
	ended June 30, 2009	ended June 30, 2008

Cash at end of the period	89,232	63,657
Less: Cash at beginning of the period	(33,150)	(68,817)
Add: Cash equivalents at end of the period	—	—
Less: Cash equivalents at beginning of the period	—	—

Increase/(decrease) in cash and cash equivalents	56,082	(5,160)

     (c) Cash and cash equivalents

	June 30, 2009	December 31, 2008

Cash at bank and on hand	98,391	46,085
Less: Time deposits with maturities over 3 months	(9,159)	(12,935)

Cash and cash equivalents at end of the period	89,232	33,150

49 SEGMENT REPORTING
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•	The marketing of refined products and trading business are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and trading business.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     Other segment includes the assets, liabilities, income and expenses relating to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     Sales between operating segments are conducted principally at market prices. On the basis of

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
these operating segments, the management of the Company assesses the segmental operating results and allocates resources.
     The accounting policies of the operating segments are the same as those described in Note 4 - “Principal Accounting Policies and Accounting Estimates”.
     The segment information for the operating segments for the six months ended June 30, 2009 and 2008 are as follows:
     (1) Operating segments
     (a) Segment information as of and for the six months ended June 30, 2009 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	162,688	216,988	302,225	35,074	409	717,384
Less: Intersegment revenue	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Revenue from external customers	39,395	52,823	291,211	31,497	351	415,277

Segment expenses (i)	(114,817)	(90,187)	(129,291)	(8,419)	(6,325)	(349,039)

Segment result	37,975	17,166	7,286	9,760	(5,949)	66,238

Unallocated expenses						(2,309)

Operating profit						63,929

Segment assets	709,684	217,025	188,269	162,430	999,184	2,276,592
Other assets						22,102
Elimination of intersegment balances						(1,007,636)

Total assets						1,291,058

Segment liabilities	295,710	98,621	126,350	87,202	303,195	911,078
Other liabilities						30,831
Elimination of intersegment balances						(519,869)

Total liabilities						422,040

Depreciation, depletion and amortisation	30,439	5,625	3,080	3,390	476	43,010
Asset impairment losses	(12)	60	(4)	(3)	—	41
Capital expenditure
—Tangible assets	38,804	8,872	2,293	27,096	1,016	78,081
—Intangible assets	151	74	865	449	169	1,708

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (b) Segment information as of and for the six months ended June 30, 2008 is as follows:

	Exploration	Refining		Natural
	and	and		Gas and
	Production	Chemicals	Marketing	Pipeline	Other	Total

Revenue	320,166	274,022	398,324	30,902	734	1,024,148
Less: Intersegment revenue	(257,345)	(182,888)	(28,883)	(3,390)	(303)	(472,809)

Revenue from external customers	62,821	91,134	369,441	27,512	431	551,339

Segment expenses(i)	(167,087)	(77,898)	(206,006)	(7,234)	(9,048)	(467,273)

Segment result	134,064	(56,091)	6,065	8,374	(8,346)	84,066

Unallocated expenses						(5,073)

Operating profit						78,993

Segment assets	633,617	259,522	171,629	101,340	891,161	2,057,269
Other assets						241
Elimination of intersegment balances						(921,718)

Total assets						1,135,792

Segment liabilities	265,620	100,344	114,396	59,465	242,882	782,707
Other liabilities						41,441
Elimination of intersegment balances						(505,953)

Total liabilities						318,195

Depreciation, depletion and amortisation	24,927	5,897	2,786	3,169	370	37,149
Asset impairment losses	729	6,710	(5)	(4)	—	7,430
Capital expenditure
—Tangible assets	47,470	9,637	1,197	12,845	961	72,110
—Intangible assets	177	86	1,365	35	68	1,731

(i)	Segment expenses include operating costs, tax and levies on operations, and selling, general and administrative expenses.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (2) Geographical information

	For the six months ended	For the six months ended
Revenue from external customers	June 30, 2009	June 30, 2008

PRC	400,699	520,546
Other	14,578	30,793

	415,277	551,339

Non-current assets(i)	June 30, 2009	June 30, 2008

PRC	940,105	788,551
Other	62,702	63,223

	1,002,807	851,774

(i)	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
50 RELATED PARTIES AND RELATED PARTY TRANSACTIONS
     (1) Parent Company and Subsidiaries
     Details about subsidiaries and related information are disclosed in Note 7.
     (a) Parent company

	Place of incorporation	Principal activities
China National Petroleum Corporation	PRC	Exploration, development, production, transportation, sale of petroleum products
     (b) Equity interest and voting rights of parent company

	June 30, 2009		December 31, 2008
	Equity interest %	Voting rights %	Equity interest %	Voting rights %

China National Petroleum Corporation	86.63	86.63	86.71	86.71

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (2) Nature of Related Parties that are not controlled by the Company

Names of related parties	Relationship with the Company
Dalian West Pacific Petrochemical Co., Ltd.	Associate
China Marine Bunker (Petrochina) Co., Ltd.	Jointly controlled entity
Dagang Oilfield (Company) Company Limited	Fellow subsidiary of CNPC
CNPC Oriental Geophysical Exploration Company Limited	Fellow subsidiary of CNPC
China Petroleum Logging Company Limited	Fellow subsidiary of CNPC
Daqing Petroleum Administrative Bureau	Fellow subsidiary of CNPC
Liaohe Petroleum Exploration Bureau	Fellow subsidiary of CNPC
China Petroleum Pipeline Bureau	Fellow subsidiary of CNPC
Daqing Petrochemical Factory	Fellow subsidiary of CNPC
China Petroleum Material Equipment Company	Fellow subsidiary of CNPC
China Petroleum Finance Company Limited (CP Finance)	Fellow subsidiary of CNPC
China National Oil and Gas Exploration and Development Corporation	Fellow subsidiary of CNPC
China National United Oil Corporation	Fellow subsidiary of CNPC
     (3) Summary of Significant Related Party transactions
     Related party transactions with CNPC and its subsidiaries:
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC Group to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770 square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1,2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

		For the six months ended	For the six months ended
	Notes	June 30, 2009	June 30, 2008

Sales of goods and services rendered to CNPC and its subsidiaries	(1)	12,577	20,946
Purchase of services from CNPC and its subsidiaries:
Fees paid for construction and technical services	(2)	41,261	42,473
Fees for production services	(3)	24,183	36,876
Social services charges	(4)	1,086	1,152
Ancillary services charges	(5)	1,253	1,185
Material supply services	(6)	273	295
Interest income received from related companies	(7)	55	64
Interest expense paid to CNPC and fellow CNPC subsidiaries	(8)	1,625	672
Rental paid to CNPC	(9)	1,021	1,036
Purchases of assets from CNPC and its subsidiaries	(10)	681	1,720
Notes:

(1)	Primarily crude oil, natural gas, refined products, chemical products and the supply of water, electricity, gas, heat, measurement, quality inspection etc.

(2)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, oil testing, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment etc.

(3)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(4)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(5)	Ancillary services comprise mainly property management and provision of training centres, guesthouses, canteens, public shower rooms, etc.

(6)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(7)	The bank deposits in CP Finance as of June 30, 2009 were RMB 16,325 (December 31, 2008: RMB 8,424). Interest income is calculated according to the prevailing interest rates.

(8)	The loans from CNPC and fellow CNPC subsidiaries including short-term borrowings, long-term borrowings due within one year and long-term borrowings as of June 30, 2009 were RMB 89,972 (December 31, 2008: RMB 80,998).

(9)	Rental was paid for the operating lease of land and buildings at the prices prescribed in the Building and Land Use Rights leasing contract with CNPC.

(10)	Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment.

(11)	Besides the investment in CP Finance RMB 377 as of June 30, 2009 (December 31, 2008: RMB 377), the Group did not have any individual investment in CNPC and its subsidiaries greater than RMB 100. The Group’s equity interest in CP Finance as of June 30, 2009 was 9.5% (December 31, 2008: 9.5%). CP Finance’s operating period started in 1995, without limited date for ending.
     Related party transactions with associates and jointly controlled entities:
     The transactions between the Group and its associates and jointly controlled entities are conducted at government-prescribed prices or market prices.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

(a) Sales of goods
— Refined products	4,050	4,436
— Chemical products	47	90

(b) Purchases of goods	2,632	184

(c) Purchases of services	17	49

(d) Purchases of assets	—	—
     (4) Commissioned loans
     The Company, its subsidiaries and associates commissioned CP Finance and other financial institutions to provide loans to several subsidiaries and associates, charging interest in accordance with the prevailing interest rates. Loans between the Company and its subsidiaries have been eliminated in the consolidated financial statements. As of June 30, 2009, the eliminated commissioned loans totalled RMB 27,386, including short-term loans of RMB 18,858, loans due within one year of RMB 2,941 and long-term loans of RMB 5,587.
     (5) Guarantees
     The Group provided guarantees of loans for associates, see Note 51(1).
     CNPC provided guarantees of loans for the Group, see Note 22, Note 30 and Note 31.
     (6) Receivables and payables with related parties
     (a) Accounts receivable / Other receivables / Advances to suppliers

	June 30, 2009	December 31, 2008
CNPC and its subsidiaries
Accounts receivable	2,372	4,870
Other receivables	647	1,013
Advances to suppliers	27,408	13,864

Associates and jointly controlled entities
Accounts receivable	35	12
Other receivables	1,335	975
Advances to suppliers	125	102
     As of June 30, 2009, the provisions for bad debts of the receivables from related parties amounted RMB 263 (December 31, 2008: RMB 283).
     As of June 30, 2009, the receivables from related parties represented 40% (December 31, 2008: 31%) of total receivables.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
     (b) Accounts payable / Other payables / Advances from customers

	June 30, 2009	December 31, 2008
CNPC and its subsidiaries
Accounts payable	44,175	38,202
Other payables	4,499	2,751
Advances from customers	842	801

Associates and jointly controlled entities
Accounts payable	138	19
Other payables	292	89
Advances from customers	252	137
     As of June 30, 2009, the payables to related parties represented 30% (December 31, 2008: 28%) of total payables.
     (7) Summary of transactions with subsidiaries
     Significant related party transactions with subsidiaries:

	For the six months	For the six months
	ended June 30,	ended June 30,
	2009	2008

(a) Sales of goods	3,037	4,827
(b) Purchase of goods and services	63,923	155,690
     Receivables and payables with subsidiaries:

	June 30, 2009	December 31, 2008

Other receivables	9,472	10,965
Other payables	2,436	2,370
     (8) Key management personnel compensation

	For the six months ended	For the six months ended
	June 30, 2009	June 30, 2008
	RMB’000	RMB’000

Key management personnel compensation	4,237	4,015

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
51 CONTINGENT LIABILITIES
     (1) Bank and other guarantees
     At June 30, 2009, borrowings of associates of RMB 29 (December 31, 2008: RMB 43) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (2) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the consolidated financial statements, which may have a material adverse effect on the financial position of the Group.
     (3) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (4) Leasing of roads, land and buildings
     As of June 30, 2009, CNPC is still in the process of completing the process of obtaining the formal land use certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.
     (5) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting future uninsured incidents cannot be estimated by the Group at present.

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
52 COMMITMENTS
     (1) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land and buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2009 under non-cancellable operating leases are as follows:

	June 30, 2009	December 31, 2008
Within one year	3,571	3,634
Between one to two years	3,265	3,149
Between two to three years	3,170	3,617
Thereafter	84,566	84,696

	94,572	95,096

     Operating lease expenses for the six months ended June 30, 2009 was RMB 2,958 (for the six months ended June 30, 2008: RMB 2,821).
     (2) Capital commitments
     As of June 30, 2009, the Group’s capital commitments contracted but not provided for were RMB 30,097 (December 31, 2008: RMB 22,719).
     (3) Exploration and production licenses
     The Group is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 279 for the six months ended June 30, 2009 (for the six months ended June 30, 2008: RMB 399).
     Estimated annual payments for the next five years are as follows:

June 30, 2009

2009	721
2010	1,000
2011	1,000
2012	1,000
2013	1,000

PETROCHINA COMPANY LIMITED
UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
53 CONSOLIDATED NET PROFIT AFTER DEDUCTING NON-RECURRING ITEMS

	For the six	For the six
	months ended	months ended
	June 30, 2009	June 30, 2008

Consolidated net profit	51,877	60,881
Net (gain)/loss on disposal of non-current assets	(64)	545
Net loss/(gain) on disposal of available-for-sale financial assets	2	(8)
Other non-operating income and expenses	885	2,456
Government grants	(75)	(4,651)
A subsidiary’s net profit before it was combined as a business combination under common control	(103)	(2,137)
Reversal of provisions for bad debts against receivables	(65)	(70)
Interest income on commissioned loans	(4)	(112)
Reversal of provision related to unexercised share-appreciation rights	—	(1,400)
Tax impact of non-recurring profit/loss items	(174)	988

Consolidated net profit after deducting non-recurring items	52,279	56,492

Attributable to: Equity holders of the Company	50,772	49,312
Minority interest	1,507	7,180
     In accordance with “Interpretative Announcement on Information Disclosure for Companies with Publicly Listed Securities No.1 — Non-recurring Profit and Loss [2008]” (“Interpretation”), the comparative amounts for the non-recurring profit and loss items for the six months ended June 30, 2008 have been restated.
54 EVENT AFTER BALANCE SHEET DATE
     On June 21, 2009, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company) has acquired 45.51% of the total issued shares of Singapore Petroleum Company Limited for cash consideration of Singapore Dollars S$1,466 million (approximately RMB 6,877 million). In accordance with the Group’s accounting policy, the Group accounts for its investment in Singapore Petroleum Company Limited using the equity method of accounting.
     On July 10, 2009, in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, PetroChina International (Singapore) Pte. Ltd. has made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.

PETROCHINA COMPANY LIMITED MANAGEMENT
SUPPLEMENTARY INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2009
(All amounts in RMB millions unless otherwise stated)
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND CAS
     The financial statements of the Group prepared in accordance with CAS issued at 2006 differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

		For the six	For the six
		months ended	months ended
	Notes	June 30, 2009	June 30, 2008

Consolidated net profit for the period under IFRS		52,044	60,978
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(1)	(99)	(140)
Depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(2)	(149)	(129)
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(3)	—	(18)
Other		81	190

Consolidated net profit for the period under CAS		51,877	60,881

		June	December
	Notes	30, 2009	31, 2008

Consolidated shareholders’ equity for the period under IFRS		868,586	847,840
Adjustments:
Amortisation and disposal of assets other than fixed assets and oil and gas properties revalued in 1999	(1)	139	238
Revaluation and depreciation, depletion and disposal of fixed assets and oil and gas properties revalued in 2003	(2)	(6)	143
Difference arising from disposal of non-current assets which were impaired with such impairment being subsequently reversed	(3)	(110)	(110)
Other		409	328

Consolidated shareholders’ equity for the period under CAS		869,018	848,439

(1)	During the Restructuring in 1999, valuation was carried out on June 30, 1999 for assets and liabilities CNPC invested. Valuation results from China Enterprise Appraisals are all recognised in financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

(2)	As revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluation should be carried out by independent appraisers regularly. In order to meet the requirement of IFRS, on September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The result of revaluation is recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are measured by cost model under CAS. Consequently, these revaluation results are not recognised in the financial statements under CAS.

(3)	Under CAS, once recognised, the impairment loss for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investment, can not be reversed in subsequent accounting periods. However, under IFRS, once changes have been indicated for various factors based on which impairment for long term assets was provided and make the recoverable amount higher than the carrying amount, the impairment loss recognised previously shall be reversed.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2009 and June 30, 2008
(Amounts in millions)

		Six months ended June 30
			2008
		2009	(Note 15)
	Notes	RMB	RMB

TURNOVER	4	415,277	551,339

OPERATING EXPENSES
Purchases, services and other		(180,917)	(294,073)
Employee compensation costs		(30,574)	(30,502)
Exploration expenses, including exploratory dry holes		(11,107)	(12,889)
Depreciation, depletion and amortisation		(42,859)	(43,059)
Selling, general and administrative expenses		(27,027)	(28,104)
Taxes other than income taxes	5	(56,727)	(66,330)
Other (expenses) / income, net		(66)	2,499

TOTAL OPERATING EXPENSES		(349,277)	(472,458)

PROFIT FROM OPERATIONS		66,000	78,881

FINANCE COSTS
Exchange gain		265	1,325
Exchange loss		(1,103)	(2,332)
Interest income		504	1,503
Interest expense		(2,551)	(1,717)

TOTAL NET FINANCE COSTS		(2,885)	(1,221)

SHARE OF PROFIT OF ASSOCIATES AND JOINTLY CONTROLLED ENTITIES		739	3,696

PROFIT BEFORE INCOME TAX EXPENSE	6	63,854	81,356
INCOME TAX EXPENSE	7	(11,810)	(20,378)

PROFIT FOR THE PERIOD		52,044	60,978

OTHER COMPREHENSIVE INCOME / (LOSS):
Currency translation differences		(4,000)	(2,919)
Fair value gain / (loss) from available-for-sale financial assets		104	(262)
Income tax relating to components of other comprehensive income / (loss)		(21)	54

OTHER COMPREHENSIVE LOSS, NET OF TAX		(3,917)	(3,127)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		48,127	57,851

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		50,501	54,438
Non-controlling interest		1,543	6,540

		52,044	60,978

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		48,572	53,169
Non-controlling interest		(445)	4,682

		48,127	57,851

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	8	0.28	0.30

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF FINANCIAL POSITION
As of June 30, 2009 and December 31, 2008
(Amounts in millions)

			December 31, 2008
		June 30, 2009	(Note 15)

	Notes	RMB	RMB

NON-CURRENT ASSETS
Property, plant and equipment	10	928,401	900,424
Investments in associates and jointly controlled entities		35,835	28,850
Available-for-sale financial assets		2,054	2,034
Advance operating lease payments		26,963	26,280
Intangible and other assets		11,091	10,694
Deferred tax assets		210	497
Time deposits with maturities over one year		1,996	2,510

TOTAL NON-CURRENT ASSETS		1,006,550	971,289

CURRENT ASSETS
Inventories	11	87,600	90,685
Accounts receivable	12	21,136	16,810
Prepaid expenses and other current assets		74,743	69,557
Notes receivable		4,165	4,319
Time deposits with maturities over three months but within one year		7,163	10,425
Cash and cash equivalents		89,232	33,150

TOTAL CURRENT ASSETS		284,039	224,946

CURRENT LIABILITIES
Accounts payable and accrued liabilities	13	178,303	156,780
Income taxes payable		—	1,271
Other taxes payable		13,456	13,930
Short-term borrowings	14	102,320	93,670

TOTAL CURRENT LIABILITIES		294,079	265,651

NET CURRENT LIABILITIES		(10,040)	(40,705)

TOTAL ASSETS LESS CURRENT LIABILITIES		996,510	930,584

EQUITY
Equity attributable to owners of the Company:
Share capital		183,021	183,021
Retained earnings		401,607	378,473
Reserves		228,996	229,416

		813,624	790,910
Non-controlling interest		54,962	56,930

TOTAL EQUITY		868,586	847,840

NON-CURRENT LIABILITIES
Long-term borrowings	14	72,099	32,852
Asset retirement obligations		37,151	36,262
Deferred tax liabilities		17,338	12,466
Other long-term obligations		1,336	1,164

TOTAL NON-CURRENT LIABILITIES		127,924	82,744

TOTAL EQUITY AND NON-CURRENT LIABILITIES		996,510	930,584

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CASH FLOWS
For the six months ended June 30, 2009 and June 30, 2008
(Amounts in millions)

	Six months ended June 30
		2008
	2009	(Note 15)
	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	52,044	60,978
Adjustments for:
Income tax expense	11,810	20,378
Depreciation, depletion and amortisation	42,859	43,059
Capitalised exploratory costs charged to expense	5,735	6,634
Share of profit of associates and jointly controlled entities	(739)	(3,696)
(Reversal of provision for) / Provision for impairment of receivables, net	(34)	52
Write down in inventories, net	75	1,422
Impairment of available-for-sale financial assets	—	10
Impairment of investments in associates and jointly controlled entities	—	19
(Gain) / loss on disposal of property, plant and equipment	(140)	498
(Gain) / loss on disposal of investments in associates and jointly controlled entities	(10)	3
Loss / (gain) on disposal of available-for-sale financial assets	2	(4)
Loss on disposal of intangible and other non-current assets	2	—
Dividend income	(145)	(100)
Interest income	(504)	(1,503)
Interest expense	2,551	1,717
Advance payments on long-term operating leases	(1,644)	(2,143)
Changes in working capital:
Accounts receivable and prepaid expenses and other current assets	11,679	(33,883)
Inventories	3,010	(11,551)
Accounts payable and accrued liabilities	24,161	32,029

CASH GENERATED FROM OPERATIONS	150,712	113,919
Interest received	469	1,370
Interest paid	(2,563)	(2,057)
Income taxes paid	(18,543)	(31,291)

NET CASH PROVIDED BY OPERATING ACTIVITIES	130,075	81,941

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CASH FLOWS
For the six months ended June 30, 2009 and June 30, 2008
(Amounts in millions)

	Six months ended June 30
		2008
	2009	(Note 15)
	RMB	RMB

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(88,666)	(75,807)
Acquisition of investments in associates and jointly controlled entities	(7,216)	(206)
Acquisition of available-for-sale financial assets	(13)	(10)
Acquisition of intangible assets and other non-current assets	(1,494)	(914)
Purchase of non-controlling interest	(55)	(132)
Business combinations under common control	(177)	—
Proceeds from disposal of property, plant and equipment	291	98
Proceeds from disposal of investments in associates and jointly controlled entities	16	2
Proceeds from disposal of available-for-sale financial assets	108	25
Proceeds from disposal of intangible and other non-current assets	11	—
Dividends received	278	2,227
Decrease in time deposits with maturities over three months	3,775	8,067

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(93,142)	(66,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(47,508)	(30,039)
Repayments of long-term borrowings	(6,401)	(4,136)
Dividends paid to non-controlling interest	(1,323)	(2,655)
Dividends paid to owners of the Company	(27,367)	(28,708)
Increase in short-term borrowings	50,196	37,450
Increase in long-term borrowings	51,622	822
Capital contribution from non-controlling interest	655	8,232
Capital reduction of subsidiaries	(113)	(1,165)
Increase / (decrease) in other long-term obligations	44	(29)

NET CASH FLOWS FROM / (USED FOR) FINANCING ACTIVITIES	19,805	(20,228)

TRANSLATION OF FOREIGN CURRENCY	(656)	(223)

Increase / (decrease) in cash and cash equivalents	56,082	(5,160)
Cash and cash equivalents at beginning of the period	33,150	68,817

Cash and cash equivalents at end of the period	89,232	63,657

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
UNAUDITED CONSOLIDATED INTERIM CONDENSED
STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2009 and June 30, 2008
(Amounts in millions)

					Non-
					controlling	Total
	Attributable to owners of the Company				interest	Equity
	Share	Retained
	Capital	Earnings	Reserves	Subtotal
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2007	183,021	333,779	221,404	738,204	43,896	782,100

Business combinations under common control (Note 15)	—	(139)	181	42	577	619

Balance at January 1, 2008	183,021	333,640	221,585	738,246	44,473	782,719

Total comprehensive income / (loss) for the six months ended June 30, 2008	—	54,438	(1,269)	53,169	4,682	57,851
Special Reserve-Safety Fund Reserve	—	(2,932)	2,932	—	—	—
Final dividends for 2007 (Note 9)	—	(28,708)	—	(28,708)	—	(28,708)
Dividends to non-controlling interest	—	—	—	—	(2,390)	(2,390)
Purchase of non-controlling interest in subsidiaries	—	—	(15)	(15)	(117)	(132)
Capital contribution from non-controlling interest	—	—	—	—	8,232	8,232
Capital reduction of subsidiaries	—	—	—	—	(1,165)	(1,165)
Dividends to equity holders from business combinations pre-acquisition	—	(10)	—	(10)	(28)	(38)
Other	—	—	3	3	18	21

Balance at June 30, 2008	183,021	356,428	223,236	762,685	53,705	816,390

Balance at December 31, 2008	183,021	378,600	229,217	790,838	56,288	847,126

Business combinations under common control (Note 15)	—	(127)	199	72	642	714

Balance at January 1, 2009	183,021	378,473	229,416	790,910	56,930	847,840

Total comprehensive income / (loss) for the six months ended June 30, 2009	—	50,501	(1,929)	48,572	(445)	48,127
Special Reserve-Safety Fund Reserve	—	—	1,793	1,793	—	1,793
Final dividends for 2008 (Note 9)	—	(27,367)	—	(27,367)	—	(27,367)
Dividends to non-controlling interest	—	—	—	—	(2,115)	(2,115)
Business combinations under common control (Note 15)	—	—	(248)	(248)	5	(243)
Purchase of non-controlling interest in subsidiaries	—	—	(23)	(23)	(32)	(55)
Capital contribution from non-controlling interest	—	—	—	—	655	655
Capital reduction of subsidiaries	—	—	—	—	(113)	(113)
Other	—	—	(13)	(13)	77	64

Balance at June 30, 2009	183,021	401,607	228,996	813,624	54,962	868,586

The accompanying notes are an integral part of these interim financial statements.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
1 ORGANISATION AND PRINCIPAL ACTIVITIES
     PetroChina Company Limited (the “Company”) was established as a joint stock company with limited liability on November 5, 1999 by China National Petroleum Corporation (“CNPC”) as the sole proprietor in accordance with the approval Guo Jing Mao Qi Gai [1999] No. 1024 “Reply on the approval of the establishment of PetroChina Company Limited” from the former State Economic and Trade Commission of the People’s Republic of China (“China” or “PRC”). CNPC restructured (“the Restructuring”) and injected its core business and the related assets and liabilities into the Company. CNPC is a wholly state-owned company registered in China. The Company and its subsidiaries are collectively referred to as the “Group”.
     The Group is principally engaged in (i) the exploration, development and production and marketing of crude oil and natural gas; (ii) the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products; (iii) the marketing of refined products and trading business; and (iv) the transmission of natural gas, crude oil and refined products and the sale of natural gas (Note 16).
2 BASIS OF PREPARATION AND ACCOUNTING POLICIES
     The unaudited consolidated interim condensed financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”).
     Except as described below, the accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.
     The following new standard and amendment to standard are mandatory for the first time for year beginning January 1, 2009:
     IAS 1 (revised), ‘Presentation of financial statements’. The revised standard requires all changes in equity arising from transactions with owners in their capacity as owners and the related current and deferred tax impacts be presented separately from non-owner changes in equity. Recognised income and expenses shall be presented in a single statement (a statement of comprehensive income) or in two statements (a statement of profit and loss and a statement of comprehensive income), separately from owner changes in equity.
     The Group has elected to present recognised income and expenses in a single statement of comprehensive income and these interim financial statements have been prepared under the revised disclosure requirements.
     IFRS 8, ‘Operating segments’ replaces IAS 14, ‘Segment reporting’. It requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes (Note 16).

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     The interim financial statements as of June 30, 2009 and for the six month periods ended June 30, 2009 and June 30, 2008 included herein are unaudited but reflect, in the opinion of the Board of Directors, all adjustments (which include only normal recurring adjustments) necessary to properly prepare the interim financial statements, in all material respects, in accordance with IAS 34. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results of operations expected for the year ending December 31, 2009.
     Costs that are incurred unevenly during the financial year are accrued or deferred in the interim financial statements only if it would be also appropriate to accrue or defer such costs at the end of the financial year.
3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
     Estimates and judgements are regularly evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The matters described below are considered to be the most critical in understanding the estimates and judgements that are involved in preparing the Group’s interim financial statements.
     (a) Estimation of oil and natural gas reserves
     Estimates of oil and natural gas reserves are key elements in the Group’s investment decision-making process. They are also an important element in testing for impairment. Changes in proved oil and natural gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation, depletion and amortisation recorded in the Group’s consolidated financial statements for property, plant and equipment related to oil and gas production activities. A reduction in proved developed reserves will increase depreciation, depletion and amortisation charges. Proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms, evolution of technology or development plans.
     (b) Estimation of impairment of property, plant and equipment
     Property, plant and equipment, including oil and gas properties, are reviewed for possible impairments when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates and judgements such as the future price of crude oil, refined and chemical products and the production profile. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plans. Favourable changes to some assumptions may allow the Group to avoid the need to impair any assets in these years, whereas unfavourable changes may cause the assets to become impaired.
     (c) Estimation of asset retirement obligations
     Provision is recognised for the future decommissioning and restoration of oil and gas properties. The amounts of the provision recognised are the present values of the estimated

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
future expenditures. The estimation of the future expenditures is based on current local conditions and requirements, including legal requirements, technology, price levels, etc. In addition to these factors, the present value of these estimated future expenditures are also impacted by the estimation of the economic lives of oil and gas properties. Changes in any of these estimates will impact the operating results and the financial position of the Group over the remaining economic lives of the oil and gas properties.
4 TURNOVER
     Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transportation of crude oil, refined products and natural gas. Analysis of turnover by segment is shown in Note 16.
5 TAXES OTHER THAN INCOME TAXES
     Taxes other than income taxes include RMB 2,385 for the six months ended June 30, 2009 (six months ended June 30, 2008: RMB 48,019) of special levies which were paid or payable on the portion of income realised from the sales of domestically-produced crude oil at prices above a certain level.
6 PROFIT BEFORE INCOME TAX EXPENSE

	Six months ended June 30
	2009	2008
	RMB	RMB

Items credited and debited in arriving at the profit before taxation include:

Crediting
Dividend income from available-for-sale financial assets	145	100
Gain on disposal of property, plant and equipment	140	—
Reversal of provision for impairment of receivables	65	70
Reversal of write down in inventories	21	—

Charging
Amortisation on intangible and other assets	980	732
Cost of inventories recognised as expense	237,814	343,665
Provision for impairment of receivables	31	122
Interest expense (Note (i))	2,551	1,717
Loss on disposal of property, plant and equipment	—	498
Operating lease expenses	3,240	3,073
Research and development expenses	4,191	5,153
Write down in inventories	96	1,422
Note (i): Interest expense
Interest expense	3,821	2,836
Less: Amount capitalised	(1,270)	(1,119)

	2,551	1,717

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
7 INCOME TAX EXPENSE

	Six months ended June 30
	2009	2008
	RMB	RMB

Income taxes	6,224	22,015
Deferred taxes	5,586	(1,637)

	11,810	20,378

     In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in certain regions in China have qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2010 and accelerated depreciation of certain property, plant and equipment.
8 BASIC AND DILUTED EARNINGS PER SHARE
     Basic and diluted earnings per share for the six months ended June 30, 2009 and June 30, 2008 have been computed by dividing profit attributable to owners of the Company by the 183,021 million shares issued and outstanding during the period.
     There are no potentially dilutive ordinary shares.
9 DIVIDENDS

	Six months ended June 30
	2009	2008
	RMB	RMB

Interim dividends attributable to owners of the Company for 2009 (note a)	22,725	—
Interim dividends attributable to owners of the Company for 2008 (note c)	—	24,127

(a)	As authorised by shareholders in the Annual General Meeting on May 12, 2009, the Board of Directors, in a meeting held on August 28, 2009, resolved to distribute interim dividends attributable to owners of the Company in respect of 2009 of RMB 0.12417 yuan per share amounting to a total of RMB 22,725. This dividend is not recognised as liability at the end of the reporting period, as it was not declared until after the balance sheet date.

(b)	Final dividends attributable to owners of the Company in respect of 2008 of RMB 0.14953 yuan per share amounting to a total of RMB 27,367 were approved by the shareholders in the Annual General Meeting on May 12, 2009 and were paid on June 19, 2009.

(c)	Interim dividends attributable to owners of the Company in respect of 2008 of RMB 0.13183 yuan per share amounting to a total of RMB 24,127 and were paid on October 16, 2008.

(d)	Final dividends attributable to owners of the Company in respect of 2007 of RMB 0.156859 yuan per share amounting to a total of RMB 28,708 were approved by the shareholders in the Annual General Meeting on May 15, 2008 and were paid on June 13, 2008.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
10 PROPERTY, PLANT AND EQUIPMENT

RMB

Cost or valuation
At January 1, 2009	1,456,801
Additions	78,348
Disposals or write offs	(6,676)
Currency translation differences	(5,421)

At June 30, 2009	1,523,052

Accumulated depreciation and impairment
At January 1, 2009	(556,377)
Charge for the period	(41,124)
Disposals or write offs or transfers	771
Currency translation differences	2,079

At June 30, 2009	(594,651)

Net book value
At June 30, 2009	928,401

RMB

Cost or valuation
At January 1, 2008	1,239,511
Additions	72,634
Disposals or write offs	(10,338)
Currency translation differences	(3,779)

At June 30, 2008	1,298,028

Accumulated depreciation and impairment
At January 1, 2008	(472,051)
Charge for the period	(41,469)
Disposals or write offs or transfers	1,834
Currency translation differences	1,088

At June 30, 2008	(510,598)

Net book value
At June 30, 2008	787,430

     The depreciation charge of the Group for the six months ended June 30, 2008 included impairment losses RMB 5,979 on certain of the Group’s refining production assets. The carrying values of the refining production assets were written down to their recoverable values.
     A valuation of all of the Group’s property, plant and equipment, excluding oil and gas reserves, was carried out during 1999 by independent valuers on a depreciated replacement cost basis. As of September 30, 2003, a revaluation of the Group’s refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The revaluation surplus net of applicable deferred income taxes was credited to equity.
     As of March 31, 2006, a revaluation of the Group’s oil and gas properties was undertaken by independent valuers, China United Assets Appraiser Co., Ltd. and China Enterprise

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
Appraisals, on a depreciated replacement cost basis. The revaluation did not result in significant differences from their carrying values.
11 INVENTORIES

	June 30, 2009	December 31, 2008
	RMB	RMB

Crude oil and other raw materials	31,963	31,319
Work in progress	5,438	3,472
Finished goods	50,987	65,074
Spare parts and consumables	34	31

	88,422	99,896
Less: Write down in inventories	(822)	(9,211)

	87,600	90,685

12 ACCOUNTS RECEIVABLE

	June 30, 2009	December 31, 2008
	RMB	RMB

Accounts receivable due from third parties	17,391	12,839
Accounts receivable due from related parties	6,139	6,394

	23,530	19,233
Less: Provision for impairment of receivables	(2,394)	(2,423)

	21,136	16,810

     Amounts due from related parties are interest free and unsecured (Note 19).
     The aging analysis of accounts receivable at June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
	RMB	RMB

Within 1 year	20,821	16,563
Between 1 to 2 years	236	156
Between 2 to 3 years	29	25
Over 3 years	2,444	2,489

	23,530	19,233

     The Group offers its customers credit terms up to 180 days.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     Movements in the provision for impairment of accounts receivable are as follows:

	Six months ended June 30
	2009	2008
	RMB	RMB

At beginning of the period	2,423	2,879
Provision for impairment of accounts receivable	26	11
Receivables written off as uncollectible	(19)	(11)
Reversal of provision for impairment of accounts receivable	(36)	(51)

At end of the period	2,394	2,828

13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2009	December 31, 2008
	RMB	RMB

Trade payables	33,279	29,520
Advances from customers	10,989	10,840
Salaries and welfare payable	8,972	6,377
Accrued expenses	9,051	13
Dividends payable by subsidiaries to non-controlling interest	128	88
Interest payable	436	83
Construction fee and equipment cost payables	41,316	46,310
Amounts due to related parties	59,186	47,896
Other payables	14,946	15,653

	178,303	156,780

     Other payables consist primarily of customer deposits.
     Amounts due to related parties are interest-free, unsecured and have no fixed terms of repayment (Note 19).
     The aging analysis of trade payables at June 30, 2009 and December 31, 2008 was as follows:

	June 30, 2009	December 31, 2008
	RMB	RMB

Within 1 year	31,746	27,936
Between 1 to 2 years	747	852
Between 2 to 3 years	332	253
Over 3 years	454	479

	33,279	29,520

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
14 BORROWINGS

	June 30, 2009	December 31, 2008
	RMB	RMB

Short-term borrowings (including current portion of long-term borrowings)	102,320	93,670
Long-term borrowings	72,099	32,852

	174,419	126,522

     The movements in borrowings can be analysed as follows:

RMB

Balance at January 1, 2009	126,522
Increase in borrowings	101,818
Repayments of borrowings	(53,909)
Currency translation differences	(12)

Balance at June 30, 2009	174,419

     The long-term borrowings can be analysed as follows:

	June 30, 2009	December 31, 2008
	RMB	RMB

Unsecured loans	82,157	37,188
Secured loans	1,803	1,562
Current portion of long-term borrowings	(11,861)	(5,898)

	72,099	32,852

The long-term borrowings can be further analysed as follows:

Bank loans
— Wholly repayable within five years	13,693	12,461
— Not wholly repayable within five years	485	870

Loans other than bank loans
— Wholly repayable within five years	59,541	15,164
— Not wholly repayable within five years	10,241	10,255

	83,960	38,750
Current portion of long-term borrowings	(11,861)	(5,898)

	72,099	32,852

     Loans other than bank loans not wholly repayable within five years are repayable by instalments through April 2032. Interest is charged on the outstanding balances at rates ranging from 1.55% to 8.00% per annum (December 31, 2008: 1.55% to 8.00% per annum).
     At June 30, 2009 and December 31, 2008, the Group’s long-term borrowings were repayable as follows:

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)

	Bank loans		Loans other than bank loans
	June 30, 2009	December 31, 2008	June 30, 2009	December 31, 2008
	RMB	RMB	RMB	RMB

Within 1 year	7,662	579	4,199	5,319
Between 1 to 2 years	4,083	9,991	1,629	5,451
Between 2 to 5 years	2,074	2,395	54,531	5,037
After 5 years	360	366	9,422	9,612

	14,179	13,331	69,781	25,419

15 SUBSIDIARIES
     The principal subsidiaries of the Group are:

		Paid-up	Type of	Attributable
	Country of	Capital	Legal	Equity
Company Name	Incorporation	(RMB)	Entity	Interest %	Principal Activities

Daqing Oilfield Company Limited	PRC	47,500	Limited liability company	100.00	Exploration, production and sale of crude oil and natural gas

Daqing Yu Shu Lin Oilfield Company Limited	PRC	1,272	Limited liability company	88.16	Exploration, production and sale of crude oil and natural gas

CNPC Exploration and Development Company Limited	PRC	16,100	Limited liability company	50.00	Exploration, production and sale of crude oil and natural gas in and outside the PRC

PetroKazakhstan Inc.	Canada	US Dollar 1,215	Joint stock company with limited liability	67.00	Exploration, production and sale of crude oil and natural gas outside the PRC

PetroChina Hong Kong Limited (i)	Hong Kong	HK Dollar 7,592	Limited liability company	100.00	Investment holding. The principal activities of its subsidiaries, associates and jointly controlled entities are the exploration, production and sale of crude oil and natural gas in and outside the PRC
     (i) On December 18, 2008, the Group acquired a 100% interest in Sun World Limited (a company incorporated in the British Virgin Islands) through its wholly owned subsidiaries PetroChina Hong Kong Limited and PetroChina Hong Kong (BVI) Ltd from CNPC for consideration of HK$7,592 (approximately RMB 6,693).
     This and other similar acquisitions during the reporting period are business combinations under common control since the Group and acquired businesses are under the common control of CNPC. As a result, the Group accounted for these acquisitions in a manner similar to a uniting of interests, whereby the assets and liabilities acquired are accounted for at carryover predecessor values to CNPC. The interim financial statements have been restated to give effect

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
to the acquisition with all periods presented as if the operations of the Group and acquired businesses have always been combined and the difference between the consideration paid and the net assets of acquired businesses has been adjusted against equity.
16 SEGMENT INFORMATION
     Based on management needs, with effect from January 1, 2009, the Group has redefined its operating segments as follows:
•	The businesses of refining of crude oil and petroleum products and the production and marketing of primary petrochemical products, derivative petrochemical products and other chemical products have been combined to form a new Refining and Chemicals segment.

•	The marketing of refined products and trading business are now included in a new Marketing segment.
     The Group is principally engaged in a broad range of petroleum related products, services and activities. From a products and services perspective and pursuant to the above re-segmentation, the Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline. Comparative amounts have been restated to reflect the re-segmentation.
     The Exploration and Production segment is engaged in the exploration, development, production and marketing of crude oil and natural gas.
     The Refining and Chemicals segment is engaged in the refining of crude oil and petroleum products, production and marketing of primary petrochemical products, and derivative petrochemical products and other chemical products.
     The Marketing segment is engaged in the marketing of refined products and trading business.
     The Natural Gas and Pipeline segment is engaged in the transmission of natural gas, crude oil and refined products and the sale of natural gas.
     Other segment includes the assets, liabilities, income and expenses relating to cash management and financing activities, the corporate center, research and development, and other business services supporting the operating business segments of the Group.
     Sales between operating segments are conducted principally at market prices. On the basis of these operating segments, the management of the Company assesses the segmental operating results and allocates resources.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     The accounting policies of the operating segments are the same as those described in Note 2 — “Basis of Preparation and Accounting Policies”.
     The segment information for the operating segments for the six months ended June 30, 2008 and 2009 are as follows:

	Exploration	Refining		Natural
	and	and		Gas and
Six months ended	Production	Chemicals	Marketing	Pipeline	Other	Total
June 30, 2008	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	320,166	274,022	398,324	30,902	734	1,024,148
Less: intersegment sales	(257,345)	(182,888)	(28,883)	(3,390)	(303)	(472,809)

Turnover from external customers	62,821	91,134	369,441	27,512	431	551,339

Depreciation, depletion and amortisation	(25,583)	(11,159)	(2,794)	(3,155)	(368)	(43,059)

Profit / (loss) from operations	131,347	(59,830)	7,530	8,396	(8,562)	78,881

Finance costs:
Exchange gain						1,325
Exchange loss						(2,332)
Interest income						1,503
Interest expense						(1,717)

Total net finance costs						(1,221)

Share of profit of associates and jointly controlled entities	3,759	(182)	107	2	10	3,696

Profit before income tax expense						81,356
Income tax expense						(20,378)

Profit for the period						60,978

Segment assets	608,849	254,685	170,621	101,175	891,059	2,026,389
Other assets						241
Investments in associates and jointly controlled entities	24,702	3,705	1,025	17	84	29,533
Elimination of intersegment balances (a)						(921,718)

Total assets						1,134,445

Segment capital expenditure - for property, plant and equipment	47,470	9,637	1,197	12,845	961	72,110
Segment liabilities	265,620	100,344	114,396	59,465	242,882	782,707
Other liabilities						40,819
Elimination of intersegment balances (a)						(505,953)

Total liabilities						317,573

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)

	Exploration	Refining		Natural
	and	and		Gas and
Six months ended	Production	Chemicals	Marketing	Pipeline	Other	Total
June 30, 2009	RMB	RMB	RMB	RMB	RMB	RMB

Turnover	162,688	216,988	302,225	35,074	409	717,384
Less: intersegment sales	(123,293)	(164,165)	(11,014)	(3,577)	(58)	(302,107)

Turnover from external customers	39,395	52,823	291,211	31,497	351	415,277

Depreciation, depletion and amortisation	(30,370)	(5,550)	(3,080)	(3,383)	(476)	(42,859)

Profit / (loss) from operations	37,640	17,192	7,293	9,867	(5,992)	66,000

Finance costs:
Exchange gain						265
Exchange loss						(1,103)
Interest income						504
Interest expense						(2,551)

Total net finance costs						(2,885)

Share of profit of associates and jointly controlled entities	505	55	169	4	6	739

Profit before income tax expense						63,854
Income tax expense						(11,810)

Profit for the period						52,044

Segment assets	685,776	215,877	177,166	162,357	999,112	2,240,288
Other assets						22,102
Investments in associates and jointly controlled entities	24,176	424	11,147	33	55	35,835
Elimination of intersegment balances (a)						(1,007,636)

Total assets						1,290,589

Segment capital expenditure - for property, plant and equipment	38,804	8,872	2,293	27,096	1,016	78,081
Segment liabilities	295,710	98,620	126,351	87,202	303,195	911,078
Other liabilities						30,794
Elimination of intersegment balances (a)						(519,869)

Total liabilities						422,003

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
Geographical information

	Turnover		Non-current assets (b)
	2009	2008	2009	2008
Six months ended June 30,	RMB	RMB	RMB	RMB

PRC	400,699	520,546	939,148	786,715
Other	14,578	30,793	63,142	63,666

	415,277	551,339	1,002,290	850,381

(a)	—	Elimination of intersegment balances represents elimination of intersegment accounts and investments.

(b)	—	Non-current assets mainly include non-current assets other than financial instruments and deferred tax assets.
17 CONTINGENT LIABILITIES
     (a) Bank and other guarantees
     At June 30, 2009, borrowings of associates of RMB 29 (December 31, 2008: RMB 43) from China Petroleum Finance Company Limited (“CP Finance”, a subsidiary of CNPC) were guaranteed by the Group. The Group had contingent liabilities in respect of the guarantees from which it is anticipated that no material liabilities will arise.
     (b) Environmental liabilities
     China has adopted extensive environmental laws and regulations that affect the operation of the oil and gas industry. Under existing legislation, however, management believes that there are no probable liabilities, except for the amounts which have already been reflected in the interim financial statements, which may have a material adverse effect on the financial position of the Group.
     (c) Legal contingencies
     Notwithstanding certain insignificant lawsuits as well as other proceedings outstanding, management believes that any resulting liabilities will not have a material adverse effect on the financial position of the Group.
     (d) Leasing of roads, land and buildings
     As of June 30, 2009, CNPC is still in the process of completing the process of obtaining the formal land use certificates, necessary governmental procedures for the requisition of collectively-owned land on which gas stations are located and building ownership certificates for buildings transferred to the Group under the Restructuring Agreement entered into between the Company and CNPC in 2000.
     Management confirms that the use of and the conduct of relevant activities at the above-mentioned parcels of land, service stations and buildings are not affected by the fact that the certain relevant land use right certificates or individual building ownership certificates have not been obtained to date or the fact that the relevant governmental procedures have not been completed. In management’s opinion, the outcome of the above events will not have a material adverse effect on the financial position of the Group.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     (e) Group insurance
     The Group has insurance coverage for vehicles and certain assets that are subject to significant operating risks, third-party liability insurance against claims relating to personal injury, property and environmental damages that result from accidents and also employer liabilities insurance. The potential effect on the financial position of the Group of any liabilities resulting future uninsured incidents cannot be estimated by the Group at present.
18 COMMITMENTS
     (a) Operating lease commitments
     Operating lease commitments of the Group are mainly for leasing of land, buildings and equipment. Leases range from one to fifty years and usually do not contain renewal options. Future minimum lease payments as of June 30, 2009 and December 31, 2008 under non-cancellable operating leases are as follows:

	June 30, 2009	December 31, 2008
	RMB	RMB

No later than 1 year	3,571	3,634
Later than 1 year and no later than 5 years	12,454	12,492
Later than 5 years	78,547	78,970

	94,572	95,096

     (b) Capital commitments
     At June 30, 2009, the Group’s capital commitments contracted but not provided for were RMB 30,097 (December 31, 2008: RMB 22,719).
     (c) Exploration and production licenses
     The Company is obligated to make annual payments with respect to its exploration and production licenses to the Ministry of Land and Resources. Payments incurred were approximately RMB 279 for the six months ended June 30, 2009 (six months ended June 30, 2008: RMB 399).

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     Estimated annual payments for the next five years are as follows:

June 30, 2009
RMB
2009	721
2010	1,000
2011	1,000
2012	1,000
2013	1,000
19 RELATED PARTY TRANSACTIONS
     CNPC, the controlling shareholder of the Company, is a state-controlled enterprise directly controlled by the PRC government. The PRC government is the Company’s ultimate controlling party. State-controlled enterprises and their subsidiaries, in addition to CNPC Group companies, directly or indirectly controlled by the PRC government are also related parties of the Group. Neither CNPC nor the PRC government publishes financial statements available for public use.
     The Group has extensive transactions with other companies of the CNPC Group. Due to these relationships, it is possible that the terms of the transactions between the Group and other members of the CNPC Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.
     On August 27, 2008, the Company and CNPC entered into a Comprehensive Products and Services Agreement (“the Comprehensive Products and Services Agreement”), amending the original Comprehensive Products and Services Agreements and the First Supplemental Agreement and the Second Supplemental Agreement thereto. The Comprehensive Products and Services Agreement provides for a range of products and services which may be required and requested by either party. The products and services to be provided by the CNPC Group to the Group under the Comprehensive Products and Services Agreement include construction and technical services, production services, supply of material services, social services, ancillary services and financial services. The products and services are provided in accordance with (1) government-prescribed prices; or (2) where there is no government-prescribed price, with reference to relevant market prices; or (3) where neither (1) nor (2) is applicable, the actual cost incurred or the agreed contractual price.
     On March 10, 2000, the Company and CNPC entered into a Land Use Rights Leasing Contract. The Land Use Rights Leasing Contract provides for the lease of 42,476 parcels of land to the business units of the Group with an aggregate area of approximately 1,145 million square meters of land located throughout the PRC for a term of 50 years at an annual fee of RMB 2,000. The total fee payable for the lease of all such property may, after every 10 years, be adjusted by agreement between the Company and CNPC.
     On March 10, 2000, the Company and CNPC entered into a Buildings Leasing Contract. Under the Buildings Leasing Contract, 191 buildings covering an aggregate area of 269,770

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
square meters located throughout the PRC were leased at an aggregate annual fee of RMB 39 for a term of 20 years. The Company also entered into a Supplemental Buildings Leasing Agreement with CNPC on September 26, 2002, which became effective on January 1, 2003 to lease additional 404 buildings covering 442,730 square meters at an annual rental of approximately RMB 157. The Supplemental Buildings Leasing Agreement will expire at the same time as the Buildings Leasing Agreement.
     Transactions between the Company and its associates, jointly controlled entities and other state-controlled enterprises are conducted at government-prescribed price or market price.
     In addition to the related party information shown elsewhere in the interim financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods presented and balances arising from related party transactions at the end of the periods indicated below:
     (a) Bank deposits

			June	December
			30, 2009	31, 2008
	Note		RMB	RMB
Bank deposits
CP Finance	(i	)	16,325	8,424
State-controlled banks and other financial institutions			64,296	26,683

			80,621	35,107

			Six months ended June 30
			2009	2008
	Note		RMB	RMB
Interest income from bank deposits
CP Finance	(i	)	55	64
State-controlled banks and other financial institutions			454	1,092

			509	1,156

(i)	CP Finance is a subsidiary of CNPC and a non-bank financial institution, established with the approval from the People’s Bank of China. The deposits yield interest at prevailing savings deposit rates.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     (b) Sales of goods and services

	Six months ended June 30
	2009	2008
	RMB	RMB

Sales of goods
Associates and jointly controlled entities
— Refined products	4,050	4,436
— Chemical products	47	90
CNPC and its subsidiaries
— Crude oil	2,076	2,036
— Refined products	3,738	8,643
— Chemical products	2,699	5,620
— Natural gas	1,027	848
— Other	163	157
Other state-controlled enterprises
— Crude oil	20,011	34,902
— Refined products	37,885	52,636
— Chemical products	1,934	2,003
— Natural gas	7,065	6,724

	80,695	118,095

	Six months ended June 30
	2009	2008
	RMB	RMB

Sales of services
— CNPC and its subsidiaries	2,874	3,642
— Other state-controlled enterprises	3,776	3,035

	6,650	6,677

     Services principally represent the provision of services in connection with the transportation of crude oil and natural gas.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     (c) Purchases of goods and services

		Six months ended June 30
		2009	2008
	Notes	RMB	RMB
CNPC and its subsidiaries
— Construction and technical services	(i)	41,261	42,473
— Production services	(ii)	24,183	36,876
— Social services	(iii)	1,086	1,152
— Ancillary services	(iv)	1,253	1,185
— Material supply services	(v)	273	295
Associates and jointly controlled entities	(vi)	2,649	233
Other state-controlled enterprises	(vi)	45,731	40,384

		116,436	122,598

(i)	Construction and technical services comprise geophysical survey, drilling, well cementing, logging, well testing, test oil, oilfield construction, refineries and chemical plants construction, engineering design and supervision, repair of equipment etc.

(ii)	Production services comprise the repair of machinery, supply of water, electricity and gas, provision of services such as communications, transportation, fire fighting, asset leasing, environmental protection and sanitation, maintenance of roads, manufacture of replacement parts and machinery, etc.

(iii)	Social services comprise mainly security service, education, hospitals, preschool, etc.

(iv)	Ancillary services comprise mainly property management and provision of training centers, guesthouses, canteens, public shower rooms, etc.

(v)	Material supply services comprise mainly purchase of materials, quality control, storage of materials and delivery of materials, etc.

(vi)	Principally represent the purchases of raw materials, spare parts and low cost consumables and construction and technical services.
     (d) Purchases of assets

	Six months ended June 30
	2009	2008
	RMB	RMB
Purchases of assets
CNPC and its subsidiaries	681	1,720
Other state-controlled enterprises	1,042	980

	1,723	2,700

     Purchases of assets principally represent the purchases of manufacturing equipment, office equipment and transportation equipment, etc.

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     (e) Period-end balances arising from sales/purchases of goods/services/assets

	June	December
	30, 2009	31, 2008
	RMB	RMB

Accounts receivable from related parties at the end of the period:
Associates and jointly controlled entities	35	12
Fellow subsidiaries (CNPC Group)	2,372	4,870
Other state-controlled enterprises	3,732	1,512

	6,139	6,394
Less: Provision for impairment
Fellow subsidiaries (CNPC Group)	(140)	(145)
Other state-controlled enterprises	(674)	(692)

	(814)	(837)

	5,325	5,557

Prepayments and other receivables from related parties at the end of the period:
Associates and jointly controlled entities	1,460	1,077
Fellow subsidiaries (CNPC Group)	28,057	14,877
Other state-controlled enterprises	3,276	1,789

	32,793	17,743
Less: Provision for impairment
Associates and jointly controlled entities	(123)	(129)
Fellow subsidiaries (CNPC Group)	—	(9)
Other state-controlled enterprises	(105)	(106)

	(228)	(244)

	32,565	17,499

Accounts payable and accrued liabilities to related parties at the end of the period:
Associates and jointly controlled entities	686	245
Parent (CNPC)	1,116	963
Fellow subsidiaries (CNPC Group)	49,374	40,913
Other state-controlled enterprises	8,010	5,775

	59,186	47,896

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)

	Six months ended June 30
	2009	2008
	RMB	RMB
Net changes in provision for impairment of accounts receivable from related parties charged / (credited) to profit and loss account:
Fellow subsidiaries (CNPC Group)	(5)	(22)
Other state-controlled enterprises	(5)	(8)

	(10)	(30)

Net changes in provision for impairment of prepayments and other receivables from related parties charged / (credited) to profit and loss account:
Associates and jointly controlled entities	(6)	92
Fellow subsidiaries (CNPC Group)	—	(10)
Other state-controlled enterprises	(1)	9

	(7)	91

     (f) Leases

		Six months ended June 30
		2009	2008
	Notes	RMB	RMB
Advance operating lease payments paid to related parties:	(i)
Other state-controlled enterprises		80	—

		80	—

Other operating lease payments paid to related parties:
Parent (CNPC)	(ii)	1,021	1,036

		1,021	1,036

(i)	Advance operating lease payments principally represent advance payments for the long-term operating lease of land and gas stations.

(ii)	Other operating lease payments to CNPC principally represent the rental paid for the operating lease of land and buildings.

	June	December
	30, 2009	31, 2008
	RMB	RMB
Operating lease payable to related parties:
Parent (CNPC)	39	10
Other state-controlled enterprises	200	—

	239	10

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
     (g) Loans

	Six months ended June 30
	2009	2008
Loans to related parties	RMB	RMB
Loans to associates:
Beginning of the period	254	1,853
Loans advanced during period	—	157
Loans repaid	(240)	(1,605)
Interest charged	4	4
Interest received	(18)	(2)

End of the period	—	407

     Loans to associates are included in prepaid expenses and other current assets.
     The loans to related parties are mainly with interest rates ranging from 4.19% to 4.43% per annum as of December 31, 2008.

		Six months ended June 30
		2009	2008
Loans from related parties	Notes	RMB	RMB
Loans from CNPC and fellow CNPC subsidiaries:	(i)
Beginning of the period		81,026	24,493
Loans received during period		24,094	2,116
Loans repaid		(15,117)	(1,170)
Interest charged		1,663	666
Interest paid		(1,625)	(672)
Currency translation differences		(3)	(297)

End of the period		90,038	25,136

Loans from state-controlled banks and other financial institutions:	(ii)
Beginning of the period		30,433	34,825
Loans received during period		23,518	24,550
Loans repaid		(26,141)	(24,859)
Interest charged		555	817
Interest paid		(555)	(827)
Currency translation differences		—	(622)

End of the period		27,810	33,884

Loans from other related parties:	(iii)
Beginning of the period		5	5
Loans received during period		—	—
Loans repaid		—	—
Interest charged		—	—
Interest paid		—	—
Currency translation differences		—	—

End of the period		5	5

(i)	The loans from CNPC and fellow CNPC subsidiaries are mainly with interest rates ranging from 1.07% to 8.00% per annum as of June 30, 2009 (December 31, 2008: 1.94% to 8.00%), with

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)

maturities through 2032.

(ii)	The loans from state-controlled banks and other financial institutions are mainly with interest rates ranging from zero to 10.08% per annum as of June 30, 2009 (December 31, 2008: zero to 10.08%), with maturities through 2038.

(iii)	The loans from other related parties are mainly with an interest rate of 6.32% per annum as of June 30, 2009 (December 31, 2008: 6.32%), and with no fixed repayment terms.
     Guaranteed loans amounted to RMB 1,786 at June 30, 2009 (December 31, 2008: RMB 941). Borrowings of RMB 669 are from non-related parties, long-term and guaranteed by CNPC and its subsidiaries, and borrowings of RMB 1,117 are from related parties and guaranteed by CNPC and its subsidiaries.
     (h) Key management compensation

	Six months ended June 30
	2009	2008
	RMB’000	RMB’000
Emoluments and other benefits	3,996	3,783
Contribution to retirement benefit scheme	241	232

	4,237	4,015

     (i) Contingent liabilities
     The Group disclosed in Note 17 its contingent liabilities arising from the guarantees made on behalf of related parties.
     (j) Collateral for borrowings
     The Group pledged time deposits with maturities over one year and notes receivable as collateral with certain banks for the borrowings of subsidiaries and associates.
     As of June 30, 2009, time deposits with maturities over one year of RMB 1,996 or approximately USD 292 (December 31, 2008: RMB 2,502 or approximately USD 366), were secured against borrowings of subsidiaries of RMB 1,708 or approximately USD 250 (December 31, 2008: RMB 1,367 or approximately USD 200) and borrowings of associates of RMB 288 or approximately USD 42 (December 31, 2008: RMB 1,135 or approximately USD 166).
     As of June 30, 2009, notes receivable of RMB 3,790 (December 31, 2008: RMB 1,480), were secured against borrowings of subsidiaries of RMB 3,790 (December 31, 2008: RMB 1,480).
20 EVENTS AFTER BALANCE SHEET DATE
     On June 21, 2009, the Group through PetroChina International (Singapore) Pte. Ltd. (an indirectly wholly owned subsidiary of the Company) has acquired 45.51% of the total issued shares of Singapore Petroleum Company Limited for cash consideration of Singapore Dollars S$1,466 million (approximately RMB 6,877 million). In accordance with the Group’s

PETROCHINA COMPANY LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED
INTERIM CONDENSED FINANCIAL STATEMENTS
For the six months ended June 30, 2009
(Amounts in millions unless otherwise stated)
accounting policy, the Group accounts for its investment in Singapore Petroleum Company Limited using the equity method of accounting.
     On July 10, 2009, in accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, PetroChina International (Singapore) Pte. Ltd. has made a mandatory general cash offer for all the remaining shares in Singapore Petroleum Company Limited.

DOCUMENTS AVAILABLE FOR INSPECTION
     The following documents will be available for inspection at the registered office of the Company upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of the PRC:
     1. The original of the interim report for 2009 signed by the Chairman of the Board.
     2. The financial statements under the hand and seal of the Legal Representative, Chief Financial Officer, the Chief Accountant and the Person in Charge of the Accounting Department of the Company.
     3. The original copies of the documents and announcements of the Company published in the newspaper stipulated by the China Securities Regulatory Commission during the reporting period.
     4. The Articles of Association of the Company.

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT
     According to the relevant provisions and requirements of the Securities Law of the People’s Republic of China and Measures for Information Disclosure of Companies Offering Shares to the Public promulgated by the China Securities Regulatory Commission, as the Directors and senior management of PetroChina Company Limited, we have carefully reviewed the interim report for the six months ended June 30, 2009 and concluded that this interim report truly, objectively and completely represents the business performance of the Company in the first half of 2009, it contains no false representations, misleading statements or material omissions and complies with the requirements of the China Securities Regulatory Commission and other relevant regulatory authorities.
     Signatures of the Directors and Senior Management:

Jiang Jiemin	Zhou Jiping	Wang Yilin	Zeng Yukang

Wang Fucheng	Li Xinhua	Liao Yongyuan	Wang Guoliang

Jiang Fan	Chee-Chen Tung	Liu Hongru	Franco Bernabè

Li Yongwu	Cui Junhui	Sun Longde	Shen Diancheng

Liu Hongbin	Zhou Mingchun	Li Hualin	Zhao Zhengzhang

Lin Aiguo	Wang Daofu	Huang Weihe
August 28, 2009
This interim report is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.